  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 13, 1996

                                                REGISTRATION NO. 333-08895
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                        MARTIN MARIETTA MATERIALS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

    NORTH CAROLINA                   1400                   56-1848578
  (STATE OR OTHER       (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
  JURISDICTION OF       CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)
  INCORPORATION OR
  ORGANIZATION)

                               2710 WYCLIFF ROAD
                            RALEIGH, NC 27607-3033
                                (919) 781-4550
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               BRUCE A. DEERSON
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                        MARTIN MARIETTA MATERIALS, INC.
                               2710 WYCLIFF ROAD
                            RALEIGH, NC 27607-3033
                                (919) 781-4550
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

 Copies of all communications, including all communications sent to the agent for service, should be sent to:

         JOHN S. D'ALIMONTE                   WILLIAM J. PHILLIPS
        MICHAEL A. SCHWARTZ                   JONATHAN L. FREEDMAN
      WILLKIE FARR & GALLAGHER                  DEWEY BALLANTINE
        ONE CITICORP CENTER               1301 AVENUE OF THE AMERICAS
        153 EAST 53RD STREET             NEW YORK, NEW YORK 10019-6092
         NEW YORK, NY 10022                      (212) 259-8000
           (212) 821-8000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the Exchange Offer referred to herein.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

OFFERING CIRCULAR--PROSPECTUS

Subject to Completion, Dated September 13, 1996

                          Lockheed Martin Corporation

                               Offer to Exchange
                              shares of Common Stock
                                       of
                        Martin Marietta Materials, Inc.
                         for each share of Common Stock
                                       of
                          Lockheed Martin Corporation

                                  -----------

THE EXCHANGE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
    MIDNIGHT, NEW YORK CITY TIME, ON    , 1996, UNLESS THE EXCHANGE OFFER IS
                                   EXTENDED.

                                  -----------

  Lockheed Martin Corporation, a Maryland corporation ("Lockheed Martin"), has determined to distribute the shares it owns of Martin Marietta Materials, Inc., a North Carolina corporation ("Materials" or the "Company"), to Lockheed Martin
stockholders by offering to exchange    shares of Common Stock of Materials,
par value $.01 per share ("Materials Common Stock"), for each share tendered of Common Stock of Lockheed Martin, par value $1.00 per share ("Lockheed Martin
Common Stock"), up to an aggregate of     shares of Lockheed Martin Common
Stock tendered and exchanged, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Exchange Offer"). A holder of Lockheed Martin Common Stock has the right to tender all or a portion of such holder's shares of Lockheed Martin
Common Stock. As of    , 1996, Lockheed Martin owned 37,350,000 shares of
Materials Common Stock. If more than     shares of Lockheed Martin Common Stock
are validly tendered and not withdrawn on or prior to the Expiration Date (as defined herein) of the Exchange Offer, Lockheed Martin will accept such shares for exchange on a pro rata basis as described herein. The Exchange Offer is subject to certain conditions as set forth under "The Exchange Offer--Certain
Conditions to the Exchange Offer," including at least     shares of Lockheed
Martin Common Stock (approximately    % of the outstanding Lockheed Martin
Common Stock, which is a sufficient number of shares to result in at least 66 2/3% of the Materials Common Stock owned by Lockheed Martin being exchanged pursuant to the Exchange Offer) being validly tendered and not withdrawn prior
to the Expiration Date of the Exchange Offer. If fewer than     shares of
Lockheed Martin Common Stock (but at least     shares) are tendered and
exchanged for Materials Common Stock pursuant to the Exchange Offer and Lockheed Martin accordingly continues to own shares of Materials Common Stock after consummation of the Exchange Offer, as soon as practicable thereafter Lockheed Martin will effect a pro rata distribution of its remaining shares of Materials Common Stock to holders of record of Lockheed Martin Common Stock remaining after consummation of the Exchange Offer (the "Spin-Off"; together with the Exchange Offer, the "Transaction").
                                                   (Continued on following page)

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION PASSED UPON  THE
   ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY  REPRESENTATION  TO  THE
    CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                 The Dealer Manager for the Exchange Offer is:

                              MORGAN STANLEY & CO.
                                 Incorporated

The date of this Offering Circular-Prospectus is    , 1996.

(Cover continued from previous page)

  Neither the Board of Directors of Lockheed Martin or Lockheed Martin nor the Board of Directors of Materials or Materials makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares of Lockheed Martin Common Stock pursuant to the Exchange Offer. Each stockholder of Lockheed Martin must make his or her own decision as to whether to tender pursuant to the Exchange Offer and, if so, how many shares to tender after reading this Offering Circular-Prospectus and consulting with his or her advisors based on his or her own financial position and requirements.

  SEE "RISK FACTORS" COMMENCING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER.

  The shares of Lockheed Martin Common Stock are listed and traded on the New York Stock Exchange, Inc. (the "NYSE"). The shares of Materials Common Stock are also listed and traded on the NYSE. On July 25, 1996, the last trading day prior to the announcement of the Transaction, the closing sale prices as reported in the consolidated transactions reporting system on the NYSE per share of Lockheed Martin Common Stock and Materials Common Stock were $80 5/8
and $22 1/2, respectively. On    , 1996, the last trading day before Lockheed
Martin commenced the Exchange Offer, the closing sale prices as reported in the consolidated transactions reporting system on the NYSE per share of
Lockheed Martin Common Stock and Materials Common Stock were $    and $   ,
respectively. As of August 31, 1996, 200,263,185 shares of Lockheed Martin Common Stock were outstanding, held of record by approximately 41,058 holders.

  Any stockholder desiring to accept the Exchange Offer should either (1) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transactions for him or her or (2) complete the Letter of Transmittal or a facsimile thereof, sign it in the place required, have the signature thereon guaranteed if required by the Letter of Transmittal and forward it and any other required documents to First Chicago Trust Company of New York (the "Exchange Agent"), and either deliver the certificates for such shares of Lockheed Martin Common Stock to the Exchange Agent along with the Letter of Transmittal or tender such shares of Lockheed Martin Common Stock pursuant to the procedure for book-entry transfer set forth in "The Exchange Offer--Procedures for Tendering Shares of Lockheed Martin Common Stock." Stockholders having shares of Lockheed Martin Common Stock registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such person if they desire to tender their shares of Lockheed Martin Common Stock. Lockheed Martin will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Soliciting Dealers (as defined herein)) for soliciting shares of Lockheed Martin Common Stock pursuant to the Exchange Offer. See "The Exchange Offer-- Fees and Expenses." Stockholders who wish to tender shares of Lockheed Martin Common Stock and whose certificates for such shares are not immediately available should tender such shares by following the procedures for guaranteed delivery set forth in "The Exchange Offer--Guaranteed Delivery Procedures."

  LETTERS OF TRANSMITTAL AND CERTIFICATES FOR SHARES OF LOCKHEED MARTIN COMMON STOCK SHOULD NOT BE SENT TO LOCKHEED MARTIN, MATERIALS, THE INFORMATION AGENT, THE DEALER MANAGER OR ANY SOLICITING DEALERS.

  Certain employees of Lockheed Martin and its subsidiaries participate in employee benefit plans which permit the investment of all or a portion of their account balances in shares of Lockheed Martin Common Stock. The plan trustee is the stockholder of record for such plans. However, certain of these plans provide that in the case of a transaction such as the Exchange Offer, participants are entitled to direct the trustee as to whether or not to exchange shares of Lockheed Martin Common Stock attributable to their accounts for shares of Materials Common Stock ("Participant Directed Plans"). Participants in Participant Directed Plans will receive information from the respective plan trustee as to the procedure for providing the trustee with directions as to how to respond to the Exchange Offer with respect to shares of Lockheed Martin Common Stock attributable to the participant's account. With respect to the shares of Lockheed Martin Common Stock not allocated to any participant's account in a Participant Directed Plan or shares held in an employee benefit plan which is not a Participant Directed Plan, the trustee of the applicable plan will determine whether or not to exchange shares of Lockheed Martin Common Stock attributable to the participant's account for shares of Materials Common Stock.

  QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THIS OFFERING CIRCULAR-PROSPECTUS AND THE LETTER OF TRANSMITTAL SHOULD BE DIRECTED TO MORROW & CO., INC. (THE "INFORMATION AGENT") OR THE DEALER MANAGER, MORGAN STANLEY & CO. INCORPORATED, AT THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER HEREOF.

  No person has been authorized to give any information or to make any representations other than those contained in this Offering Circular-Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Lockheed Martin or Materials or any other person. This Offering Circular-Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates or any offer to sell, or the solicitation of an offer to buy, such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Offering Circular-Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Lockheed Martin or Materials since the date hereof or that the information contained herein is correct as of any time subsequent to its date. All information contained herein regarding Lockheed Martin has been supplied by authorized representatives of Lockheed Martin; all information contained herein regarding Materials has been supplied by authorized representatives of Materials.

  In accordance with various state securities laws applicable to the Exchange Offer which require the Exchange Offer to be made to the public by a licensed broker or dealer, the Exchange Offer is hereby made to stockholders residing in each such state by Morgan Stanley & Co. Incorporated, as Dealer Manager, on behalf of Lockheed Martin.

                             AVAILABLE INFORMATION

  Materials has filed a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") with respect to the securities offered hereby (the "Registration Statement"). Lockheed Martin has filed a
Schedule 13E-4 Issuer Tender Offer Statement (the "Schedule 13E-4") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Commission with respect to the Exchange Offer. This Offering Circular-Prospectus does not contain all the information set forth in the Registration Statement, the Schedule 13E-4 and the exhibits thereto, to which reference is hereby made. Statements contained in this Offering Circular-Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The material features of any such contract or other document are described herein.

  Each of Lockheed Martin and Materials is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy and information statements and other information with the Commission. The Registration Statement, the Schedule 13E-4, and such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at the Citicorp Center, 500 West Madison, Room 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site at http:/www.sec.gov which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy and information statements and other information concerning Lockheed Martin and Materials can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents have been filed by Lockheed Martin with the Commission pursuant to the Exchange Act and are incorporated herein by reference and made a part of this Offering Circular-Prospectus: (i) Lockheed Martin's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) Lockheed Martin's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996 and June 30, 1996; (iii) the description of Lockheed Martin Common Stock contained in Lockheed Martin's registration statement under the Exchange Act with respect to Lockheed Martin Common Stock filed with the Commission, including any amendments or reports filed for the purpose of updating that description; and (iv) Lockheed Martin's reports on Form 8-K filed on the following dates: January 12, 1996, April 5, 1996, May 2, 1996 (amended May 8, 1996), May 20, 1996, May 28, 1996, June 18, 1996 and June
25, 1996. The following documents have been filed by Materials with the Commission pursuant to the Exchange Act and are incorporated herein by reference and made a part of this Offering Circular-Prospectus: (i) Materials' Annual Report on Form 10-K for the fiscal year ended December 31, 1995;
(ii) Materials' Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996 and June 30, 1996; (iii) the sections entitled "Beneficial Ownership of Shares," "Executive Compensation" (except the "Report of the Compensation and Equity-Related Awards Committees on Executive Compensation" and the "Performance Graph"), and "Compensation Committee Interlocks and Insider Participation in Compensation Decisions" of Materials' Proxy Statement, filed with the Commission on March 27, 1996; and (iv) the description of Materials Common Stock contained in Materials' registration statement under the Exchange Act with respect to Materials Common Stock filed with the Commission, including any amendments or reports filed for the purpose of updating that description.

  All documents and reports filed by Lockheed Martin or Materials with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Offering Circular-Prospectus and prior to the termination of the offering of the shares of Materials Common Stock shall be deemed to be incorporated herein by reference and made a part of this Offering Circular-Prospectus from the date of filing of such documents or reports. Any statement contained in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular-Prospectus.

  This Offering Circular-Prospectus incorporates documents by reference that are not presented herein or delivered herewith. Copies of documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) are available without charge to any person, including any beneficial owner, to whom this Offering Circular-Prospectus is delivered upon written or oral request to the Information Agent, Morrow & Co., Inc., telephone number (800) 566-9058. In order to ensure timely delivery of the documents, any request
should be made prior to   , 1996. [5 BUSINESS DAYS PRIOR TO EXPIRATION DATE.]

                               TABLE OF CONTENTS

AVAILABLE INFORMATION......................................................   3
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................   4
OFFERING CIRCULAR--PROSPECTUS SUMMARY......................................   6
 Lockheed Martin Corporation...............................................   6
 Martin Marietta Materials, Inc............................................   6
 Risk Factors..............................................................   7
 The Transaction...........................................................   7
 Purpose and Effects of the Transaction....................................   7
 Price Range and Dividends.................................................   8
 The Exchange Offer........................................................   9
 Summary Consolidated Financial Data of Materials..........................  12
 Summary Consolidated Financial Data of Lockheed Martin....................  13
RISK FACTORS...............................................................  14
 Tendering and Nontendering Stockholders Affected Differently by the
  Transaction..............................................................  14
 Tax Treatment of the Transaction..........................................  14
 Market Uncertainties with Respect to Materials Common Stock and Lockheed
  Martin Common Stock......................................................  14
 Cyclicality and Seasonality of Aggregates Business........................  15
 Geographic Concentration of Aggregates Business...........................  15
 Dependence of Magnesia-based Product Sales on Steel Industry;
  Competition..............................................................  15
 Environmental and Other Regulatory Matters; Litigation....................  15
 Anti-Takeover Provisions..................................................  16
FORWARD LOOKING STATEMENTS--SAFE HARBOR PROVISIONS.........................  16
PURPOSE AND EFFECTS OF THE TRANSACTION.....................................  17
THE TRANSACTION............................................................  18
 General...................................................................  18
 Regulatory Approvals......................................................  19
 Appraisal Rights..........................................................  19
 Accounting Treatment of the Transaction...................................  19
THE EXCHANGE OFFER.........................................................  19
 Terms of the Exchange Offer...............................................  19
 Tenders for Exchange by Holders of Fewer Than 100 Shares of Lockheed
  Martin Common Stock......................................................  21
 Exchange of Shares of Lockheed Martin Common Stock........................  22
 Procedures for Tendering Shares of Lockheed Martin Common Stock...........  23
 Procedures for Tendering Dividend Reinvestment and Stock Purchase Plan
  Shares of Lockheed Martin Common Stock...................................  25
 Guaranteed Delivery Procedures............................................  25
 Withdrawal Rights.........................................................  26
 Extension of Tender Period; Termination; Amendment........................  26
 Certain Conditions of the Exchange Offer..................................  27
 Fees and Expenses.........................................................  29
 Miscellaneous.............................................................  30
THE SPIN-OFF...............................................................  31
PRICE RANGE OF LOCKHEED MARTIN COMMON STOCK AND DIVIDENDS..................  32
PRICE RANGE OF MATERIALS COMMON STOCK AND DIVIDENDS........................  33

UNAUDITED PRO FORMA COMBINED CONDENSED EARNINGS DATA OF LOCKHEED MARTIN....  34

SELECTED CONSOLIDATED FINANCIAL DATA OF LOCKHEED MARTIN...................   35
SELECTED CONSOLIDATED FINANCIAL DATA OF MATERIALS.........................   36
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF MATERIALS..................................................   38
 Overview.................................................................   38
 Business Environment.....................................................   38
 Business Combination With Dravo..........................................   40
 Results of Operations....................................................   41
 Liquidity and Capital Resources..........................................   45
 Other Matters............................................................   46
MANAGEMENT OF MATERIALS...................................................   48
 Directors and Executive Officers.........................................   48
 Biographies..............................................................   48
BUSINESS OF MATERIALS.....................................................   50
 Strategy.................................................................   50
 Overview of Aggregates Industry..........................................   52
 Aggregates Division......................................................   54
 Magnesia Specialties Division............................................   57
 Competition..............................................................   58
 Environmental Regulations................................................   59
 Employees................................................................   59
PRINCIPAL STOCKHOLDER.....................................................   59
SHARES ELIGIBLE FOR FUTURE SALE...........................................   59
COMPARISON OF RIGHTS OF STOCKHOLDERS OF LOCKHEED MARTIN AND MATERIALS.....   60
 Amendments to the Charter................................................   60
 Amendments to the Bylaws.................................................   60
 Number of Directors......................................................   61
 Staggered Board of Directors.............................................   61
 Removal of Directors.....................................................   62
 Vacancies in the Board of Directors......................................   62
 Special Meetings of Stockholders.........................................   63
 Notice of Stockholder Meetings...........................................   63
 Cumulative Voting in Certain Circumstances...............................   63
 Indemnification and Limitation of Liability..............................   64
 Vote Required for Certain Extraordinary Transactions.....................   65
 Control Share Acquisitions...............................................   65
 Business Combinations....................................................   66
 Dissenters' Rights.......................................................   67
 Authorized Shares of Stock...............................................   68
 Shareholder Rights Plan..................................................   68
CERTAIN MATTERS RELATING TO LOCKHEED
 MARTIN SERIES A PREFERRED STOCK..........................................   68
RELATIONSHIP BETWEEN MATERIALS AND LOCKHEED MARTIN........................   69
 The Tax Sharing, Supplemental Tax Sharing and Tax Assurance Agreements...   70
 Transfer Agreements......................................................   70
 Intercompany Loan Agreements.............................................   70
 Transition Agreement.....................................................   71
 Corporate Agreement......................................................   72
 Other....................................................................   72
CERTAIN FEDERAL INCOME TAX CONSEQUENCES...................................   73
LEGAL MATTERS.............................................................   76
EXPERTS...................................................................   76

                     OFFERING CIRCULAR--PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information included or incorporated by reference in this Offering Circular-Prospectus.

                          LOCKHEED MARTIN CORPORATION

  Lockheed Martin is a diversified enterprise principally engaged in the conception, research, development, design, manufacture and integration of advanced technology products and services. Lockheed Martin conducts its business through six major operating sectors: Space & Strategic Missiles; Aeronautics; Information & Services; C/3/I & Systems Integration; Electronics; and Energy & Environment. The business of Lockheed Martin consists of the businesses previously conducted by Lockheed Corporation ("Lockheed") and Martin Marietta Corporation ("Martin Marietta") and their respective subsidiaries and the businesses of the former Loral Corporation recently acquired by Lockheed Martin (the "Loral Transaction").

  Lockheed Martin was incorporated in August 1994 as a Maryland corporation in order to effect the combination (the "Combination") of the businesses of Lockheed with the businesses of Martin Marietta. On March 15, 1995, the Combination was consummated and Martin Marietta and Lockheed became wholly owned subsidiaries of Lockheed Martin. Subsequently, Martin Marietta and Lockheed were merged into Lockheed Martin.

  Lockheed Martin's principal executive offices are located at 6801 Rockledge Drive, Bethesda, Maryland 20817-1877, and its telephone number is (301) 897-6000.

                        MARTIN MARIETTA MATERIALS, INC.

  The Company is the United States' second largest producer of aggregates used for the construction of highways and other infrastructure projects and for commercial and residential construction, based on tons shipped. In 1995, the Company's Aggregates division shipped approximately 94 million tons of aggregates, primarily crushed stone, from more than 200 quarries and distribution yards in 19 states in the Southeast, Midwest and Central states, and in Canada and the Bahamas, generating net sales of $538.8 million. Since the Materials IPO (as defined below), the Company has increased its annual aggregates production capacity by almost 40%, from 84 million tons in 1993 to
117.3 million tons in 1995, primarily as a result of the acquisition of Dravo Corporation's construction aggregates business ("Dravo Aggregates"), as well as numerous smaller acquisitions and the opening of greensites. In addition to expanding the Company's aggregates capacity and markets, the acquisition of Dravo Aggregates complemented the Company's distribution channels with an extensive river barge and ocean-going vessel distribution system and significantly expanded its presence in the nonconstruction aggregates markets, including markets for chemical and industrial applications.

  The Company, through its Magnesia Specialties division, is also one of the nation's leading producers of dolomitic lime; magnesia-based products, including heat-resistant refractory products used in the steel industry; and magnesia-based chemical products for industrial, agricultural and environmental uses, including wastewater treatment and acid neutralization. In 1995, the division's sales were $125.6 million.

  Materials was formed in November 1993 as a North Carolina corporation to be the successor to substantially all of the assets and liabilities of the materials group of Martin Marietta and its subsidiaries. An initial public offering of a portion of the Materials Common Stock was completed in February 1994 (the "Materials IPO") whereby 8,797,500 shares of Materials Common Stock (representing approximately 19% of the shares outstanding) were sold. As of
   , 1996, Lockheed Martin beneficially owned approximately 81% of the outstanding shares of Materials Common Stock.

  Materials' principal executive offices are located at 2710 Wycliff Road, Raleigh, North Carolina 27607-3033, and its telephone number is (919) 781-4550.

                                  RISK FACTORS

  Certain risk factors should be considered in evaluating an investment in the Materials Common Stock offered hereby: tendering and nontendering stockholders affected differently by the Transaction; tax treatment of the Transaction; market uncertainties with respect to Materials Common Stock and Lockheed Martin Common Stock; cyclicality and seasonality of aggregates business; geographic concentration of aggregates business; dependence of magnesia-based product sales on steel industry; competition; environmental and other regulatory matters affecting Materials; and anti-takeover provisions. See "Risk Factors."

                                THE TRANSACTION

  Pursuant to the Exchange Offer, Lockheed Martin is offering, upon the terms
and subject to the conditions thereof, to exchange     shares of Materials
Common Stock for each share of Lockheed Martin Common Stock tendered, up to an
aggregate of    shares of Lockheed Martin Common Stock. As of August 31, 1996,
there were 200,263,185 shares of Lockheed Martin Common Stock outstanding.

  If fewer than     shares of Lockheed Martin Common Stock (but at least
shares) are tendered and exchanged for Materials Common Stock pursuant to the Exchange Offer and Lockheed Martin accordingly continues to own shares of Materials Common Stock after consummation of the Exchange Offer, Lockheed Martin will, as soon as practicable thereafter, effect the Spin-Off of the remaining shares of Materials Common Stock owned by Lockheed Martin as a pro rata distribution to holders of Lockheed Martin Common Stock remaining after
consummation of the Exchange Offer. As of    , 1996, Lockheed Martin owned
37,350,000 shares of Materials Common Stock.

                     PURPOSE AND EFFECTS OF THE TRANSACTION

  Lockheed Martin and Materials believe that the Transaction will advance important business purposes of both Lockheed Martin and Materials, which include, among other things, the following: (i) facilitating the future issuance by Materials of its stock to finance strategic acquisitions in pursuit of its growth strategy; (ii) permitting Materials to implement more effective management stock incentive programs and employee stock compensation programs;
(iii) allowing Materials to have direct control over its administrative costs and allowing Materials' credit rating to be evaluated independently of Lockheed Martin's; (iv) facilitating potential future equity offerings by Lockheed Martin; and (v) allowing Lockheed Martin to focus on its core businesses. For these and other reasons, Lockheed Martin believes that the Transaction will also enhance shareholder value for both Lockheed Martin and Materials.

  Following the Transaction and consistent with Lockheed Martin's plan to generate cash to reduce debt, Lockheed Martin anticipates that, subject to prevailing financial, market and economic conditions, it will divest other non-core businesses and will consider making a public offering of shares of Lockheed Martin Common Stock to further reduce outstanding debt. Any public offering will be made only by means of a prospectus.

  As a result of the Transaction, all of Lockheed Martin's approximately 81% interest in the Materials Common Stock will be exchanged with Lockheed Martin stockholders who participate in the Exchange Offer or, if applicable, distributed to the Lockheed Martin stockholders in the Spin-Off.

                           PRICE RANGE AND DIVIDENDS

  Lockheed Martin Common Stock and Materials Common Stock are each listed on
the NYSE. From the commencement of trading on March 16, 1995 to    , 1996, the
high and low sale prices per share of Lockheed Martin Common Stock as reported
in the consolidated transactions reporting system on the NYSE were $    and
$   , respectively. Following the Combination, Lockheed Martin paid quarterly dividends of $0.35 per share. Pursuant to a settlement of certain stockholder litigation in connection with the Combination, Lockheed Martin agreed to increase its regular quarterly dividend by $0.05 per share for each of the first three quarters of 1996. On July 25, 1996, Lockheed Martin announced that its Board of Directors had declared a quarterly cash dividend of $0.40 per share payable on September 30, 1996 to holders of record on September 3, 1996. The declaration and payment of future dividends to holders of Lockheed Martin Common Stock will be at the discretion of the Board of Directors of Lockheed Martin and will depend upon many factors, including Lockheed Martin's competitive position, financial condition, earnings and capital requirements.

  From the commencement of trading on February 17, 1994 to    , 1996, the high
and low sale prices per share of Materials Common Stock as reported in the
consolidated transactions reporting system on the NYSE were $    and $   ,
respectively. Materials has paid quarterly cash dividends of $0.11 per share in each quarter since the third quarter of 1994. On July 26, 1996, Materials announced that its Board of Directors had declared a quarterly cash dividend of $0.12 per share payable on September 30, 1996 to holders of record on August 30, 1996. The declaration and payment of future dividends to holders of Materials Common Stock will be at the discretion of the Board of Directors of Materials and will depend upon many factors, including Materials's competitive position, financial condition, earnings and capital requirements.

                               THE EXCHANGE OFFER

Terms of the Exchange
Offer.......................  Lockheed Martin is offering, upon the terms and subject to the conditions of the Exchange Offer,
                               to exchange     shares of Materials Common Stock
                               for each share of Lockheed Martin Common Stock
                               tendered, up to an aggregate of     shares of
                               Lockheed Martin Common Stock. A holder of
                               Lockheed Martin Common Stock has the right to tender all or a portion of such holder's shares of Lockheed Martin Common Stock. If fewer than shares of Lockheed Martin Common Stock (but
                               at least     shares) are validly tendered and
                               not properly withdrawn pursuant to the Exchange Offer and the Exchange Offer is consummated, Lockheed Martin will distribute the remaining shares of Materials Common Stock pro rata to remaining holders of Lockheed Martin Common Stock as soon as practicable after consummation of the Exchange Offer. See "The Spin-Off." If
                               more than    shares of Lockheed Martin Common
                               Stock are validly tendered and not properly withdrawn, then Lockheed Martin will accept all of such shares on a pro rata basis (except with respect to odd lot tenders) as described herein in exchange for the shares of Materials Common Stock. To be eligible to receive Materials Common Stock pursuant to the Exchange Offer, a holder of Lockheed Martin Common Stock must validly tender and not withdraw Lockheed Martin Common Stock on or prior to the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

Expiration Date.............  12:00 Midnight, New York City time, on    , 1996,
                               unless extended, in which case the term
                               "Expiration Date" shall mean the last date and time to which the Exchange Offer is extended. See "The Exchange Offer--Extension of Tender Period; Termination; Amendment."

Conditions of the Exchange
Offer.......................  The Exchange Offer is subject to certain
                               conditions, including at least     shares of
                               Lockheed Martin Common Stock (approximately % of the outstanding Lockheed Martin Common Stock, which is a sufficient number of shares of Lockheed Martin Common Stock to result in at least 66 2/3% of the Materials Common Stock owned by Lockheed Martin being exchanged pursuant to the Exchange Offer) being validly tendered and not withdrawn prior to the Expiration Date. All of the conditions to the Exchange Offer may be waived in the sole discretion of Lockheed Martin. See "The Exchange Offer--Certain Conditions of the Exchange Offer."

Procedures for Tendering....  To be tendered properly, certificates for shares of Lockheed Martin Common Stock, together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent's Message (as defined herein) in connection with a book-entry transfer of shares and any other documents required by the Letter of Transmittal must be received by the Exchange Agent at one of the addresses set forth on the back cover of this Offering Circular-Prospectus prior to 12:00 Midnight, New York City time, on the Expiration Date, or stockholders must comply with the specific procedures for guaranteed delivery described herein. Certain financial institutions may also effect tenders by book-entry transfer through a Book-Entry Transfer Facility (as defined herein). Holders of Lockheed Martin Common Stock having shares registered in the name of a broker, dealer, commercial bank, trust company or nominee are urged to contact such person promptly if they wish to tender any shares of Lockheed Martin Common Stock pursuant to the Exchange Offer. See "The Exchange Offer--Procedures for Tendering Shares of Lockheed Martin Common Stock."

                               Certain employees of Lockheed Martin and its subsidiaries participate in employee benefit plans which permit the investment of all or a portion of their account balances in shares of Lockheed Martin Common Stock. The plan trustee is the stockholder of record for such plans. However, participants in Participant Directed Plans are entitled to direct the trustee as to whether or not to exchange shares of Lockheed Martin Common Stock attributable to their accounts for shares of Materials Common Stock. Such participants will receive information from the respective plan trustee as to the procedure for providing the trustee with directions on how to respond to the Exchange Offer with respect to shares of Lockheed Martin Common Stock attributable to the participant's account. With respect to the shares of Lockheed Martin Common Stock not allocated to any participant's account in a Participant Directed Plan or shares held in an employee benefit plan which is not a Participant Directed Plans, the trustee of the applicable plan will determine whether or not to exchange shares of Lockheed Martin Common Stock attributable to the participant's account for shares of Materials Common Stock.

Proration...................  If more than     shares of Lockheed Martin Common
                               Stock have been validly tendered for exchange and not withdrawn on or prior to the Expiration Date, Lockheed Martin will accept such shares on a pro rata basis, except that any holder of shares of Lockheed Martin Common Stock (other than participants in employee benefit plans of Lockheed Martin or its subsidiaries) who beneficially owns fewer than 100 shares of Lockheed Martin Common Stock (an "Odd Lot") and who validly tenders and does not withdraw all such shares of Lockheed Martin Common Stock prior to the Expiration Date will not be subject to proration if such holder completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. See "The Exchange Offer-- Tenders for Exchange by Holders of Fewer than 100 Shares of Lockheed Martin Common Stock."

Withdrawal Rights...........  Subject to the conditions set forth herein, tenders of Lockheed Martin Common Stock may be withdrawn at any time on or prior to the Expiration Date, and, unless theretofore
                               accepted for exchange, after    , 1996. See "The
                               Exchange Offer--Withdrawal Rights."

No Fractional Shares........  No fractional shares of Materials Common Stock will be distributed. Holders of Lockheed Martin Common Stock who would otherwise be entitled to receive a fractional share of Materials Common Stock will be paid cash in lieu of such fractional share. See "The Exchange Offer."

Delivery of Materials
Common Stock................  Lockheed Martin will deliver shares of Materials
                               Common Stock and cash in lieu of fractional shares as soon as practicable after acceptance of Lockheed Martin Common Stock for exchange. See "The Exchange Offer--Exchange of Shares of Lockheed Martin Common Stock."

Exchange Agent..............
                              First Chicago Trust Company of New York is
                               serving as the Exchange Agent in connection with the Exchange Offer.

Information Agent...........
                              Morrow & Co., Inc. is serving as the Information
                               Agent in connection with the Exchange Offer. Its telephone number is (800) 566-9058.

Certain Federal Income Tax
 Consequences of the
 Transaction................  Lockheed Martin has received a legal opinion (the
                               "Opinion") from King & Spalding, special tax counsel to Lockheed Martin, stating its opinion that, for federal income tax purposes, the Transaction will qualify as a fully tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"). For a more complete discussion of the United States federal income tax consequences of the Transaction to holders of Lockheed Martin Common Stock, see "Certain Federal Income Tax Consequences."

Regulatory Approvals........  Except with respect to possible filings under the
                               Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") under certain circumstances, Lockheed Martin and Materials do not believe that the receipt of any material federal or state regulatory approvals will be necessary in connection with the Transaction. See "The Transaction--Regulatory Approvals."

Appraisal Rights............  No appraisal rights are available to stockholders of Lockheed Martin or shareholders of Materials in connection with the Transaction. See "The Transaction--Appraisal Rights."

                SUMMARY CONSOLIDATED FINANCIAL DATA OF MATERIALS

               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                            SIX MONTHS
                          ENDED JUNE 30,      FISCAL YEARS ENDED DECEMBER 31,
                          ----------------  ---------------------------------------
                           1996     1995    1995(1)   1994    1993    1992    1991
                          -------  -------  -------  ------  ------  ------  ------
STATEMENT OF EARNINGS
 DATA:
Net sales...............  $ 337.0  $ 305.9  $664.4   $501.7  $452.9  $408.3  $371.7
Gross profit............     79.1     75.3   167.2    139.1   121.3    98.4    95.0
Earnings from opera-
 tions..................     48.5     45.6   107.6     91.9    76.4    55.1    55.4
Interest expense........     (5.7)    (4.5)   (9.7)    (6.9)   (3.2)   (1.0)   (0.8)
Other income and ex-
 penses, net............      4.3      2.6     6.0      5.4     0.9     2.5    (0.3)
Earnings before taxes on
 income, net
 extraordinary item and
 net cumulative effect
 of changes in
 accounting.............     47.1     43.7   103.8     90.4    74.1    56.5    54.3
Earnings before net
 extraordinary item and
 net cumulative
 effect of changes in
 accounting.............     31.1     28.2    67.6     58.3    48.0    39.0    37.4
Net extraordinary
 item(2)................      --       --      --      (4.6)    --      --      --
Net cumulative effect of
 changes in
 accounting(3)..........      --       --      --       --    (17.5)    --      --
Net earnings............     31.1     28.2    67.6     53.7    30.5    39.0    37.4
NET EARNINGS PER COMMON
 SHARE:
Before extraordinary
 item...................  $  0.68  $  0.61  $ 1.47   $ 1.30
Extraordinary item......      --       --      --     (0.11)
                          -------  -------  ------   ------
                          $  0.68  $  0.61  $ 1.47   $ 1.19
                          =======  =======  ======   ======
SELECTED STATISTICAL AND
 OPERATING DATA:
EBITDA(4)...............  $  82.8  $  75.2  $169.2   $140.1  $114.3  $ 99.5  $ 94.4
Depreciation, depletion
 and amortization.......  $  30.0  $  27.0  $ 55.7   $ 42.8  $ 37.0  $ 42.0  $ 39.3
Capital expenditures
 (including acquisi-
 tions).................  $  33.4  $ 176.9  $230.7   $ 59.5  $ 66.4  $ 57.9  $ 43.0
Tons of aggregates
 shipped (in millions)..     46.0     42.2    94.0     71.2    64.9    56.5    50.3
Annual aggregates
 production capacity
 available at end of
 period
 (in millions of tons)..      --       --    117.3     85.7    84.0    80.1    74.9
                          AS OF JUNE 30,            AS OF DECEMBER 31,
                          ----------------  ---------------------------------------
                           1996     1995     1995     1994    1993    1992    1991
                          -------  -------  -------  ------  ------  ------  ------
BALANCE SHEET DATA:
Total assets............  $ 746.4  $ 703.9  $789.4   $593.9  $497.0  $447.3  $422.5
Working capital.........    165.2     52.8   141.0    132.4    89.1    85.5    82.7
Long-term debt (includ-
 ing current maturities
 of long-term debt).....    125.7    106.7   228.7    108.2   235.3    13.4    11.5
Stockholders' equi-
 ty(5)..................    444.6    394.3   423.5    376.3   145.4     --      --
Business equity(5)......      --       --      --       --      --    354.9   328.3

- --------
(1) The financial data for the year ended December 31, 1995, include the operations of the former Dravo Basic Materials Company, Inc., from the date of acquisition.
(2) Amount represents the net extraordinary loss on the early extinguishment of debt associated with the February 1994 in-substance defeasance of $125 million of long-term indebtedness.
(3) Net cumulative effect of accounting changes reflects the 1993 adoption of the change in methods of accounting for income taxes, postretirement benefits other than pensions, and postemployment benefits.
(4) EBITDA represents earnings before taxes on income, net extraordinary item, net cumulative effect of changes in accounting, interest expense, and depreciation, depletion and amortization. EBITDA does not represent net income or cash flows from operations as these terms are defined under generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company has included information concerning EBITDA herein because it has been informed that such information is useful to certain investors.
(5) The Company was incorporated in November 1993, at which time it authorized and issued Materials Common Stock and assumed the obligations with respect to certain indebtedness of its parent. Prior to its incorporation, the Company was an operating division of Martin Marietta and its capitalization did not include stockholders' equity in the form of capital stock or significant interest-bearing indebtedness. Accordingly, the presentation of its capitalization may not be comparable in all periods presented.

             SUMMARY CONSOLIDATED FINANCIAL DATA OF LOCKHEED MARTIN
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                SIX MONTHS ENDED
                                    JUNE 30,          YEARS ENDED DECEMBER 31,
                                -----------------    --------------------------
                                1996(1)  1995(2)     1995(2)    1994     1993
                                -------- --------    ----------------- --------
EARNINGS DATA:
  Net sales
    Space & Strategic Mis-
     siles..................... $  3,664 $  3,747    $  7,521 $  6,719 $  7,293
    Aeronautics................    2,500    3,242       6,617    7,091    6,601
    Information & Technology
     Services..................    2,630    2,195       4,528    4,271    3,712
    Electronics................    2,965    1,650       3,294    4,055    4,092
    Energy, Materials and Other
     (3).......................      426      417         893      770      699
                                -------- --------    -------- -------- --------
      Total....................  $12,185  $11,251    $ 22,853 $ 22,906 $ 22,397
                                ======== ========    ======== ======== ========
  Operating profit
    Space & Strategic Mis-
     siles..................... $    505 $     84    $    431 $    476 $    507
    Aeronautics................      230      136         394      511      479
    Information & Technology
     Services..................      146       84         269      228      145
    Electronics................      249       80         261      456      331
    Energy, Materials and Other
     (3).......................       66      (85)         22      308      122
                                -------- --------    -------- -------- --------
      Total.................... $  1,196 $    299    $  1,377 $  1,979 $  1,584
                                ======== ========    ======== ======== ========
  Net earnings................. $    571 $     84    $    682 $  1,018 $    829
  Earnings per common share:
    Assuming no dilution....... $   2.85 $    .28    $   3.28 $   5.12 $   3.99
    Assuming full dilution.....     2.55      -- (2)     3.05     4.66     3.75
CASH FLOW DATA:
  Depreciation and amortiza-
   tion........................ $    533 $    465    $    921 $    937 $    936
  Expenditures for property,
   plant and equipment.........      347      269         531      509      536
  Dividends on common and pre-
   ferred stock................      186      155         314      274      260

                                                                     AS OF
                                                        AS OF    DECEMBER 31,
                                                       JUNE 30, ---------------
                                                       1996(1)   1995    1994
                                                       -------- ------- -------
BALANCE SHEET DATA:
  Cash and cash equivalents........................... $   390  $   653 $   639
  Total assets........................................  30,328   17,648  18,049
  Total debt..........................................  12,759    3,732   3,879
  Stockholders' equity................................   6,912    6,433   6,086
  Book value per common share, assuming full dilu-
   tion...............................................   30.86    28.93   29.19

- --------

(1) On April 23, 1996, Lockheed Martin acquired Tactical Systems (the defense electronics and systems integration businesses of the former Loral Corporation). The operations of Tactical Systems have been included in the results of operations of Lockheed Martin's Information & Technology Services and Electronics segments from April 1, 1996. See "Unaudited Pro Forma Combined Condensed Earnings Data of Lockheed Martin" for the effects of the Loral Transaction.

(2) Operating profit includes the effect of the Lockheed Martin's $690 million pretax charges for merger related and consolidation expenses recorded in 1995 related to the formation of Lockheed Martin. The after-tax effect of these charges was $436 million, or $1.96 per common share assuming full dilution. Earnings per common share assuming full dilution for the six months ended June 30, 1995 is not presented as such amount is anti-dilutive.

(3) Includes Energy and Environment Sector, Materials and businesses not included in the other business segments.

                                 RISK FACTORS

  In considering whether or not to accept the Exchange Offer, holders of Lockheed Martin Common Stock should carefully consider all information contained in this Offering Circular-Prospectus, especially the matters described or referred to in the following paragraphs.

TENDERING AND NONTENDERING STOCKHOLDERS AFFECTED DIFFERENTLY BY THE
TRANSACTION

  Holders of shares of Lockheed Martin Common Stock will be affected by the consummation of the Transaction regardless of whether such holders tender some or all of their shares of Lockheed Martin Common Stock for exchange pursuant to the Exchange Offer. Holders of shares of Lockheed Martin Common Stock who tender all of their shares for exchange pursuant to the Exchange Offer will no longer have an ownership interest in Lockheed Martin unless more than shares of Lockheed Martin Common Stock are tendered for exchange and such holder's tendered shares are accordingly prorated (other than stockholders holding less than 100 shares who tender all such shares and complete the box captioned "Odd Lots" on the Letter of Transmittal, and, if applicable, on the Notice of Guaranteed Delivery). Holders of shares of Lockheed Martin Common Stock who do not tender any of their shares for exchange pursuant to the Exchange Offer will receive shares of Materials Common Stock only as a result
of the Spin-Off if fewer than     shares of Lockheed Martin Common Stock are
exchanged in the Exchange Offer, and will in any event own fewer shares of Materials Common Stock than if they had participated in the Exchange Offer. Such holders will continue to have an ownership interest in Lockheed Martin, which percentage interest will have been increased as a result of the consummation of the Exchange Offer.

TAX TREATMENT OF THE TRANSACTION

  On July 24, 1996, Lockheed Martin received the Opinion from King & Spalding stating its opinion that for United States federal income tax purposes the Transaction will qualify under Section 355 of the Code as a distribution that is fully tax-free to Lockheed Martin's stockholders (except with respect to cash received in lieu of fractional shares) and, in general, is tax-free to Lockheed Martin. The Opinion, which is not binding on the Internal Revenue Service (the "IRS"), is subject to certain factual representations and assumptions. If such factual representations and assumptions are incorrect in any material respect, the ability of Lockheed Martin to rely on the Opinion would be jeopardized. Neither Lockheed Martin nor Materials is aware of any facts or circumstances that would cause any such representations or assumptions to be incorrect or untrue in any material respect. Nevertheless, if Lockheed Martin consummates the Transaction and the Transaction is subsequently deemed taxable by the IRS, both Lockheed Martin and its stockholders could be subject to tax on the Transaction, which tax could have a material adverse effect on Lockheed Martin.

  In connection with the Transaction, Materials has agreed to indemnify Lockheed Martin for certain liabilities that would result from the failure of the distribution of Materials Common Stock to qualify as a fully tax-free distribution. In general, Materials will be responsible for only 19% of any such liabilities, up to an aggregate limit of $25 million, and Lockheed Martin will be responsible for the balance. However, if Materials knowingly or willfully breaches certain covenants contained in the Tax Assurance Agreement (as defined herein) and the failure of the Transaction to qualify as a fully tax-free distribution would not have occurred but for such breach, Materials will be solely responsible for the full amount of any resulting liability. In addition, if Materials is subsequently acquired in a manner that causes the failure of the Transaction to qualify as a fully tax-free distribution under
Section 355 of the Code (including the recognition of gain to Lockheed Martin on the distribution of Materials Common Stock pursuant to Section 355(d) of the Code) and the gain did not result from a breach by Lockheed Martin of the Tax Assurance Agreement, the resulting liability shall be allocated solely to Materials. Any such obligation of Materials to indemnify Lockheed Martin could have a material adverse effect on Materials. See "Certain Federal Income Tax Consequences."

MARKET UNCERTAINTIES WITH RESPECT TO MATERIALS COMMON STOCK AND LOCKHEED MARTIN COMMON STOCK

  The Transaction will increase the number of publicly held shares of Materials Common Stock and the number of shareholders of Materials. If significant numbers of holders of Lockheed Martin Common Stock who receive shares of Materials Common Stock pursuant to the Transaction attempt to sell such shares on the open market shortly after the Transaction, the market price for Materials Common Stock could be adversely affected.

  The reduction in the number of shares of Lockheed Martin Common Stock outstanding will increase the proportionate ownership interest in Lockheed Martin of stockholders of Lockheed Martin who do not tender Lockheed Martin Common Stock pursuant to the Exchange Offer.

CYCLICALITY AND SEASONALITY OF AGGREGATES BUSINESS

  Materials' Aggregates division markets its products primarily to the construction industry, with approximately half of the Aggregates division's shipments made to contractors in connection with highway and other public infrastructure projects. Accordingly, the profitability of construction aggregates producers is sensitive to national, as well as regional and local, economic conditions, and particularly to cyclical swings in construction spending, and to changes in the levels of infrastructure spending funded by the public sector. Due to the high level of fixed costs associated with aggregates production, operating leverage can be substantial.

  In addition, Materials' aggregates business is highly seasonal, due primarily to the effect of weather conditions on construction activity in Materials' aggregates markets. Accordingly, Materials' second and third quarters are generally the strongest and the first quarter the weakest. In this regard, severe winter weather conditions within most of the markets served by the Aggregates division during the first quarter of 1996 adversely impacted the Company's earnings for the period. During the first week of September 1996, several of Materials' eastern North Carolina quarries were impacted to varying degrees by Hurricane Fran. The effect on Materials' operations has not been assessed fully at this time. While the third quarter earnings for 1996 may reflect the impact of increased costs and interrupted product shipments, Materials' management believes that the impact from the storm on Materials' financial position and on its results of operations for the year ending December 31, 1996, will not be material.

GEOGRAPHIC CONCENTRATION OF AGGREGATES BUSINESS

  Materials' aggregates business is concentrated principally in the Southeast, Midwest and Central states and is, therefore, dependent upon the economies of those regions. The acquisition of Dravo Aggregates together with the recently acquired Nova Scotia quarry expanded the Company's distribution system by providing an extensive river barge network and an ocean going capability. While this expansion has enhanced the Company's ability to provide cost-effective coverage of certain coastal markets from New York to Texas, as well as allowed the Company to ship products to Canada, the Caribbean and parts of South America, approximately 30% of the Aggregates division's net sales in 1995 were made in North Carolina, 12% in Georgia and 9% in Iowa. See "Business of Materials--Aggregates Division."

DEPENDENCE OF MAGNESIA-BASED PRODUCT SALES ON STEEL INDUSTRY; COMPETITION

  Materials' refractory and dolomitic lime products are sold primarily to the steel industry, and such sales may be affected by economic conditions, the levels of steel production and imports and price competition among suppliers to the steel industry. The division competes principally on the basis of quality, price and technical support for its products.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS; LITIGATION

  Materials' operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. Certain of Materials' operations may from time to time involve the use of substances that are classified as toxic or hazardous substances within the meaning of these laws and regulations. Materials believes that its operations and facilities, both owned and leased, are in substantial compliance with applicable laws and regulations and that any noncompliance is not likely to have a material adverse effect on the Company's operations or its financial condition. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company's businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on the Company in the future. In addition, future events, such as changes in or modified interpretations of existing laws or regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of certain products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on the Company.

  Materials is involved from time to time in various legal proceedings and claims that arise out of its operations, and is a defendant in several lawsuits. In the opinion of management of Materials, it is unlikely that the outcome of pending or threatened litigation will have a material adverse effect on Materials' operations or its financial condition; however, there can be no assurance that an adverse outcome in a pending or future legal proceeding would not have such a material adverse effect.

ANTI-TAKEOVER PROVISIONS

  Certain provisions of Materials' Articles of Incorporation (as amended, the "Materials Articles of Incorporation") and Bylaws (as amended, the "Materials Bylaws"), and certain proposed amendments thereto (as described herein) that will become effective upon consummation of the Split-Off or the Transaction (the "Proposed Amendments"), may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder might consider to be in its best interest. These include provisions in the Materials Articles of Incorporation, the Materials Bylaws and the Proposed Amendments that (i) permit the Board of Directors to issue up to 10 million shares of preferred stock of Materials, without shareholder approval, (ii) classify the Board of Directors of Materials into three classes, with staggered terms of three years, (iii) limit the ability of shareholders to call a special meeting of shareholders, (iv) provide for the removal of directors only "for cause", and (v) require higher shareholder voting requirements for approving transactions with "interested shareholders" of Materials. In addition, the Board of Directors of Materials has adopted a shareholder rights plan that will become effective upon consummation of the Split-Off or the Transaction. See "Comparison of Rights of Stockholders of Lockheed Martin and Materials-- Shareholder Rights Plan." The existence of the foregoing provisions and arrangements may, under certain circumstances, render more difficult attempts to acquire the Company, discourage bids for Materials Common Stock at a premium over the market price thereof and adversely affect the market price of, and voting and other rights of the holders of, Materials Common Stock.

              FORWARD LOOKING STATEMENTS--SAFE HARBOR PROVISIONS

  This Offering Circular-Prospectus contains or incorporates by reference statements which, to the extent that they are not recitations of historical fact, may constitute "forward looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All forward looking statements contained or incorporated by reference in this document are intended to be subject to the safe harbor protection provided by such Sections 27A and 21E. For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward looking statements made by Lockheed Martin, see Lockheed Martin's Commission filings, including but not limited to the discussion on "Competition and Risk" and the discussion of "Government Contracts and Regulations on pages 10 through 12 and 13 through 14 of Lockheed Martin's 1995 Annual Report to Stockholders, which are incorporated by reference into Lockheed Martin's Annual Report on Form 10-K for the year ended December 31, 1995 ("Lockheed Martin's 1995 Annual Report") and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 44 through 56 of Lockheed Martin's 1995 Annual Report and "Note 1--Summary of Significant Accounting Policies" and "Note 14--Commitments and Contingencies" of the Notes to Consolidated Financial Statements on pages 62 through 63 and 73 through 74, respectively, of the Audited Financial Statements included in Lockheed Martin's 1995 Annual Report, which are incorporated by reference herein. For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward looking statements made by Materials, see Materials' Commission filings, including but not limited to, the discussion of "Competition" on page 6 of Materials Annual Report on Form 10-K for the year ended December 31, 1995 ("Materials 1995 Form 10-K"), "Analysis of Financial Condition and Operating Results" on pages 28 through 36 of the Materials 1995 Annual Report to Shareholders ("Materials 1995 Annual Report") and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 9 through 20 of the Materials Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 ("Materials Second Quarter 1996 Form 10-Q"), which are incorporated by reference herein, and "Note A: Accounting Policies" and "Note M: Contingencies" of the "Notes to Financial Statements" on pages 15 through 17 and 26 through 27, respectively, of the Audited Financial Statements included in Materials 1995 Annual Report and "Note 5-Contingencies" of the "Notes to Condensed Consolidated Financial Statements" on page 8 of the unaudited financial statements included in the Materials Second Quarter 1996 Form 10-Q, which are incorporated herein by reference.

                    PURPOSE AND EFFECTS OF THE TRANSACTION

  The Transaction will advance important business purposes of both Lockheed Martin and Materials, as described in the following two paragraphs. For these and other reasons, Lockheed Martin believes that the Transaction will enhance shareholder value for both Lockheed Martin and Materials.

  The success of Materials' growth strategy during recent years has produced economies of scale in the operation of its business and has enhanced its competitive position. Materials believes that future growth will further improve these economies of scale in its businesses and is necessary to maintain or improve its competitive position. In part due to Materials' recent growth, the advantages that previously stemmed from its relationship with Lockheed Martin as its dominant shareholder have been substantially reduced. Instead, this relationship now presents a variety of systemic issues. For example, because of Lockheed Martin's loss of a favorable tax status that would occur if its ownership interest in Materials were to fall below 80% (i.e., the relationship of the two corporations as members of the same consolidated group), Materials is, as a practical matter, limited in its ability to issue its equity to finance strategic acquisitions or implement more effective management stock incentive and employee stock compensation programs that it believes would be beneficial. In addition, Materials believes that consummation of the Transaction will allow Materials to have direct control over its administrative costs and will allow its credit rating to be evaluated independently of Lockheed Martin's.

  In addition, Lockheed Martin believes that the complete divestiture of Materials, which is Lockheed Martin's largest non-core business asset (determined by reference to estimated market value), will enhance the perception of Lockheed Martin's focus on its core aerospace and defense industries and thereby enhance stockholder value and facilitate potential future equity offerings by Lockheed Martin. Following the Transaction and consistent with its plan to generate cash to reduce debt, Lockheed Martin anticipates that, subject to prevailing financial, market and economic conditions, it will divest other non-core businesses and will consider making a public offering of shares of Lockheed Martin Common Stock to further reduce outstanding debt. Any public offering will be made only by means of a prospectus.

  Materials was formed in November 1993 to be the successor to substantially all of the assets and liabilities of the materials group of Martin Marietta and its subsidiaries. The Materials IPO was completed in February 1994 whereby 8,797,500 shares of Materials Common Stock (representing approximately 19% of
the shares outstanding) were sold. As of    , 1996, Lockheed Martin owned
approximately 81% of the outstanding shares of Materials Common Stock.

  As a result of the Transaction, all of Lockheed Martin's approximately 81% interest in the Materials Common Stock will be exchanged with Lockheed Martin stockholders who participate in the Exchange Offer or, if applicable, distributed to the Lockheed Martin stockholders in the Spin-Off.

  The Transaction will reduce the number of outstanding shares of Lockheed Martin Common Stock. This reduction will increase the proportionate ownership in Lockheed Martin of stockholders of Lockheed Martin who do not tender Lockheed Martin Common Stock pursuant to the Exchange Offer. The Exchange Offer will also provide Lockheed Martin's stockholders with an opportunity to adjust, in a tax-efficient manner, their investment between Lockheed Martin's remaining businesses in advanced technology products and services and Materials' aggregates and magnesia specialties businesses. To the extent that a holder exchanges all of such holder's Lockheed Martin Common Stock pursuant to the Exchange Offer, the holder will no longer participate in any increase in the value of Lockheed Martin Common Stock. Furthermore, any Lockheed Martin stockholder owning an aggregate of less than 100 shares of Lockheed Martin Common Stock whose shares of Lockheed

Martin Common Stock are accepted for exchange pursuant to the Exchange Offer will avoid the applicable odd lot discounts payable on sales of odd lots on the NYSE.

  Holders of shares of Lockheed Martin Common Stock will be affected by the Transaction regardless of whether such holders tender their shares of Lockheed Martin Common Stock for exchange pursuant to the Exchange Offer. Holders of shares of Lockheed Martin Common Stock who tender all of their shares for exchange pursuant to the Exchange Offer will no longer have an ownership
interest in Lockheed Martin unless more than    shares of Lockheed Martin
Common Stock are tendered for exchange and such holder's tendered shares are accordingly prorated (other than stockholders holding less than 100 shares who tender all such shares and complete the box captioned "Odd Lots" on the Letter of Transmittal, and, if applicable, on the Notice of Guaranteed Delivery). Holders of shares of Lockheed Martin Common Stock who do not tender any of their shares for exchange pursuant to the Exchange Offer will not receive shares of Materials Common Stock as a result of the Exchange Offer, although such stockholders will receive shares of Materials Common Stock pursuant to
the Spin-Off if fewer than     shares of Lockheed Martin Common Stock are
tendered pursuant to the Exchange Offer and the Exchange Offer is consummated. Such holders will continue to have an ownership interest in Lockheed Martin, which percentage interest will have been increased as a result of the Exchange Offer.

  Lockheed Martin Common Stock acquired by Lockheed Martin pursuant to the Exchange Offer generally will be available for issuance by Lockheed Martin without further stockholder action (except as required by applicable law or the rules of the NYSE, on which Lockheed Martin Common Stock is listed) for general or other corporate purposes, including stock splits or dividends, acquisitions, the raising of additional capital for use in Lockheed Martin's business and pursuant to employee benefit plans.

                                THE TRANSACTION

GENERAL

  Pursuant to the Exchange Offer, Lockheed Martin is offering, upon the terms
and subject to the conditions thereof, to exchange     shares of Materials
Common Stock for each share of Lockheed Martin Common Stock tendered and
exchanged, up to an aggregate of    shares of Lockheed Martin Common Stock.

  If more than     shares of Lockheed Martin Common Stock have been validly
tendered for exchange and not withdrawn on or prior to the Expiration Date, except as provided herein, Lockheed Martin will accept such shares for
exchange on a pro rata basis. If fewer than     shares of Lockheed Martin
Common Stock (but at least     shares) are tendered and exchanged for
Materials Common Stock pursuant to the Exchange Offer and Lockheed Martin accordingly continues to own shares of Materials Common Stock after consummation of the Exchange Offer, Lockheed Martin will effect the Spin-Off of the remaining shares of Materials Common Stock owned by Lockheed Martin as a pro rata distribution to holders of Lockheed Martin Common Stock remaining after consummation of the Exchange Offer, based on their percentage ownership of Lockheed Martin Common Stock after the Exchange Offer.

  As of    , 1996, Lockheed Martin owned 37,350,000 shares of Materials Common
Stock.

  NEITHER THE BOARD OF DIRECTORS OF LOCKHEED MARTIN OR LOCKHEED MARTIN NOR THE BOARD OF DIRECTORS OF MATERIALS OR MATERIALS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES OF LOCKHEED MARTIN COMMON STOCK PURSUANT TO THE EXCHANGE OFFER. EACH STOCKHOLDER OF LOCKHEED MARTIN MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES OF LOCKHEED MARTIN COMMON STOCK PURSUANT TO THE EXCHANGE OFFER AND, IF SO, HOW MANY SHARES TO TENDER, AFTER READING THIS OFFERING CIRCULAR-PROSPECTUS AND CONSULTING WITH HIS OR HER ADVISORS BASED ON HIS OR HER OWN FINANCIAL POSITION AND REQUIREMENTS.

REGULATORY APPROVALS

  No filings under the HSR Act are required in connection with the Exchange Offer generally. To the extent certain stockholders of Lockheed Martin decide to participate in the Exchange Offer and to acquire a number of shares of Materials Common Stock that exceeds one of the thresholds stated in the regulations under the HSR Act, and if an exemption under those regulations does not apply, such stockholders and Lockheed Martin could be required to make filings under the HSR Act, and the waiting period requirements under the HSR Act may have to be satisfied before the exchanges by those particular stockholders could be carried out. In order to enable the Exchange Offer to be consummated in accordance with its terms, should the HSR Act filing requirements be applicable to any stockholder participating in the Exchange Offer, Lockheed Martin currently intends to hold such stockholder's shares of Materials Common Stock to be received in the Exchange Offer following consummation of the Exchange Offer. Upon expiration or earlier termination of the HSR Act waiting period, the shares of Materials Common Stock will be distributed to the stockholder. If a second request for information is made by a governmental authority or if the stockholder elects to withdraw his or her tender of shares, Lockheed Martin will return the tendered shares of Lockheed Martin Common Stock to such stockholder and will distribute the shares of Materials Common Stock which would otherwise have been received by such stockholder to holders of record of shares of Lockheed Martin Common Stock on a record date to be determined as soon as practicable following such withdrawal or second request.

  Except as stated above, Lockheed Martin and Materials do not believe that any material federal or state regulatory approval will be necessary in connection with the Transaction.

APPRAISAL RIGHTS

  No appraisal rights are available to Lockheed Martin or Materials stockholders in connection with the Transaction.

ACCOUNTING TREATMENT OF THE TRANSACTION

  The shares of Lockheed Martin Common Stock received pursuant to the Exchange Offer will be recorded as a decrease in stockholders equity, reflecting the decrease in common stock outstanding at the market value of the shares of Materials Common Stock distributed on the Expiration Date. The Exchange Offer will result in a net gain to Lockheed Martin, after direct expenses of the disposition, and will be reported as a gain on the disposal of the business. The gain from the Exchange Offer will result from the difference between the market value and the carrying value of the shares of Materials Common Stock distributed.

  Neither the exchange of shares of Lockheed Martin Common Stock for Materials Common Stock pursuant to the Exchange Offer nor the distribution of shares of Materials Common Stock in the Spin-Off will affect the financial position or results of operations of Materials.

  Any remaining shares of Materials Common Stock that are distributed through the Spin-Off will be accounted for as a dividend through a direct charge to retained earnings. The amount of the dividend will be equal to Lockheed Martin's carrying value of the shares of Materials Common Stock distributed.

                              THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in the Exchange Offer, Lockheed Martin hereby offers to exchange and will accept for exchange shares of Materials Common Stock for each share of Lockheed Martin Common
Stock tendered, up to a maximum of    shares of Lockheed Martin Common Stock,
that is validly tendered by the Expiration Date and not withdrawn as provided in "-- Withdrawal Rights." A holder of Lockheed Martin Common Stock has the right to tender all or a portion of such holder's shares of Lockheed Martin Common Stock. The term "Expiration Date" shall mean 12:00 Midnight, New York
City time, on    , 1996, unless Lockheed Martin in its sole discretion shall have extended the period of time for which the

Exchange Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Exchange Offer, as so extended by Lockheed Martin, shall expire. The proration period will also expire on the Expiration Date.

  The exchange ratio of     shares of Materials Common Stock for each share of
Lockheed Martin Common Stock exchanged was established by Lockheed Martin. The principal factors considered by Lockheed Martin in determining the exchange ratio were (i) recent market prices for Lockheed Martin Common Stock and Materials Common Stock and (ii) advice from the Dealer Manager with respect to the determination of the appropriate exchange ratio in order to attract a sufficient number of Lockheed Martin stockholders to participate in the Exchange Offer.

  It is a condition to the Exchange Offer that at least    shares of Lockheed
Martin Common Stock (approximately  % of the outstanding Lockheed Martin
Common Stock as of    , 1996, which is a sufficient number of shares of
Lockheed Martin Common Stock to result in at least 66 2/3% of the Materials Common Stock owned by Lockheed Martin being exchanged pursuant to the Exchange Offer) be validly tendered and not withdrawn prior to the Expiration Date (the
"Minimum Condition"). If fewer than     shares of Lockheed Martin Common Stock
are validly tendered pursuant to the Exchange Offer and not withdrawn and the Minimum Condition is satisfied, subject to the other conditions of the Exchange Offer, Lockheed Martin will exchange all such tendered shares of Lockheed Martin Common Stock for shares of Materials Common Stock and distribute the remaining shares of Materials Common Stock intended to be distributed by Lockheed Martin to the holders of Lockheed Martin Common Stock remaining following consummation of the Exchange Offer pro rata based on their respective holdings of Lockheed Martin Common Stock. See "The Spin-Off." Upon the terms and subject to the conditions of the Exchange Offer, if more than shares of Lockheed Martin Common Stock have been validly tendered for exchange and not withdrawn prior to the Expiration Date, Lockheed Martin will exchange shares of Materials Common Stock for shares of Lockheed Martin Common Stock in the following order of priority:

    (a) all shares of Lockheed Martin Common Stock tendered for exchange and not withdrawn prior to the Expiration Date by or on behalf of any stockholder (other than participants in employee benefit plans of Lockheed Martin or its subsidiaries) who beneficially owned an aggregate of fewer than 100 shares of Lockheed Martin Common Stock as of the close of business
  on    , 1996 and who validly tenders all of such shares of Lockheed Martin
  Common Stock (partial tenders for exchange will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

    (b) after exchange of all of the foregoing shares of Lockheed Martin Common Stock, all other shares of Lockheed Martin Common Stock validly tendered and not withdrawn prior to the Expiration Date on a pro rata basis.

  As a result of such order of priority, shares of Lockheed Martin Common Stock described in clause (a) will not be subject to proration. Shares of Lockheed Martin Common Stock not exchanged for shares of Materials Common Stock because of proration will be returned.

  Lockheed Martin does not expect that it will be able to announce the final proration factor or to commence delivery of any shares of Materials Common Stock exchanged pursuant to the Exchange Offer until approximately seven NYSE trading days after the Expiration Date if proration of tendered shares of Lockheed Martin Common Stock is required. This delay results from the difficulty in determining the number of shares of Lockheed Martin Common Stock validly tendered for exchange (including shares of Lockheed Martin Common Stock tendered for exchange pursuant to the guaranteed delivery procedures described in "--Guaranteed Delivery Procedures") and not withdrawn prior to the Expiration Date and as a result of the "odd lot" procedure described herein. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of shares of Lockheed Martin Common Stock may obtain such preliminary information from the Information Agent or the Dealer Manager and may also be able to obtain such information from their brokers.

  No fractional shares of Materials Common Stock will be distributed. The Exchange Agent, acting as agent for Lockheed Martin stockholders otherwise entitled to receive fractional shares of Materials Common Stock, will aggregate all fractional shares and sell them for the accounts of such stockholders. Proceeds from sales of fractional shares will be paid by the Exchange Agent based upon the average gross selling price per share of all such sales. Any such cash payments will be made through the Exchange Agent if such shares of Lockheed Martin Common Stock are tendered to the Exchange Agent, or if such shares of Lockheed Martin Common Stock are tendered through a Book-Entry Transfer Facility (as defined herein), through such Book-Entry Transfer Facility. None of the Exchange Agent, Lockheed Martin, Materials, the Dealer Manager or any Soliciting Dealer will guarantee any minimum sale price for the shares of Materials Common Stock.

 The Exchange Offer is subject to certain conditions set forth in "--Certain Conditions of the Exchange Offer," including the Minimum Condition. If any such conditions are not satisfied, Lockheed Martin may (i) terminate the Exchange Offer and return all tendered shares of Lockheed Martin Common Stock to tendering stockholders, (ii) extend the Exchange Offer and, subject to withdrawal rights as set forth in "--Withdrawal Rights," retain all such shares of Lockheed Martin Common Stock until the expiration of the Exchange Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Exchange Offer is open, exchange all shares of Lockheed Martin Common Stock validly tendered for exchange by the Expiration Date and not withdrawn for Materials Common Stock or (iv) delay acceptance for exchange of or exchange for any shares of Lockheed Martin Common Stock until satisfaction or waiver of such conditions to the Exchange Offer even though the Exchange Offer has expired. Lockheed Martin's right to delay acceptance for exchange of, or exchange for, shares of Lockheed Martin Common Stock tendered for exchange pursuant to the Exchange Offer is subject to the provisions of applicable law, including, to the extent applicable, Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that Lockheed Martin pay the consideration offered or return the shares of Lockheed Martin Common Stock deposited by or on behalf of Lockheed Martin's stockholders promptly after the termination or withdrawal of the Exchange Offer. For a description of Lockheed Martin's right to extend the period of time during which the Exchange Offer is open and to amend, delay or terminate the Exchange Offer, see "--Extension of Tender Period; Termination; Amendment."

  This Offering Circular-Prospectus and related Letter of Transmittal will be mailed to record holders of shares of Lockheed Martin Common Stock at the
close of business on    , 1996, and will be furnished to brokers, banks and
similar persons whose names, or the names of whose nominees, appear on the Lockheed Martin stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares of Lockheed Martin Common Stock. As of August 31, 1996, 200,263,185 shares of Lockheed Martin Common Stock were outstanding, held of record by approximately 41,058 holders.

TENDERS FOR EXCHANGE BY HOLDERS OF FEWER THAN 100 SHARES OF LOCKHEED MARTIN COMMON STOCK

  All shares of Lockheed Martin Common Stock validly tendered for exchange and not withdrawn by or on behalf of persons (other than participants in employee benefit plans of Lockheed Martin, or its subsidiaries) who beneficially own an aggregate of fewer than 100 shares of Lockheed Martin Common Stock as of the
close of business on    , 1996, and who validly tender for exchange all such
shares of Lockheed Martin Common Stock and do not withdraw any of such shares of Lockheed Martin Common Stock by the Expiration Date, will be accepted for exchange before proration, if any, of the exchange of other shares of Lockheed Martin Common Stock tendered for exchange. See "--Terms of the Exchange Offer" and "--Exchange of Shares of Lockheed Martin Common Stock." Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares of Lockheed Martin Common Stock, even if such holders have separate stock certificates or accounts for fewer than 100 shares of Lockheed Martin Common Stock. Any stockholder wishing to tender all of his or her shares of Lockheed Martin Common Stock pursuant to this provision must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

EXCHANGE OF SHARES OF LOCKHEED MARTIN COMMON STOCK

  Upon the terms (including, without limitation, the proration provisions of the Exchange Offer) and subject to the satisfaction or waiver of the conditions of the Exchange Offer, Lockheed Martin will (subject to the proration provisions of the Exchange Offer) accept for exchange, and transfer shares of Materials Common Stock in exchange for, shares of Lockheed Martin Common Stock that have been validly tendered and not withdrawn by the Expiration Date, as promptly as practicable after the later of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in "--Certain Conditions of the Exchange Offer." In addition, Lockheed Martin reserves the right, in its sole discretion (subject to Rule 13e-4(f)(5) under the Exchange Act), to delay the acceptance for exchange or delay exchange of any shares of Lockheed Martin Common Stock in order to comply in whole or in part with any applicable law. For a description of Lockheed Martin's right to terminate the Exchange Offer and not accept for exchange of or exchange for any shares of Lockheed Martin Common Stock or to delay acceptance for exchange of or exchange for any shares of Lockheed Martin Common Stock, see "--Extension of Tender Period; Termination; Amendment."

  For purposes of the Exchange Offer, Lockheed Martin shall be deemed, subject to the proration provisions of the Exchange Offer, to have accepted for exchange and exchanged shares of Lockheed Martin Common Stock validly tendered for exchange when, as and if Lockheed Martin gives oral or written notice to the Exchange Agent of its acceptance of the tenders of such shares of Lockheed Martin Common Stock for exchange. Exchange of shares of Lockheed Martin Common Stock accepted for exchange pursuant to the Exchange Offer will be made by deposit of tendered shares of Lockheed Martin Common Stock with the Exchange Agent, which will act as agent for the tendering stockholders for the purpose of receiving shares of Materials Common Stock from Lockheed Martin and transmitting such shares of Materials Common Stock to tendering stockholders. In all cases, exchange for shares of Lockheed Martin Common Stock accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) certificates for such shares of Lockheed Martin Common Stock (or of a confirmation of a book-entry transfer of such shares of Lockheed Martin Common Stock into the Exchange Agent's account at The Depository Trust Company (the "DTC")) and (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent's Message (as defined herein) in connection with a book-entry transfer of shares, together with any other documents required by the Letter of Transmittal. For a description of the procedures for tendering shares of Lockheed Martin Common Stock pursuant to the Exchange Offer, see "--Procedures for Tendering Shares of Lockheed Martin Common Stock." Accordingly, exchanges of shares of Materials Common Stock for shares of Lockheed Martin Common Stock may be made to tendering stockholders at different times if delivery of the shares of Lockheed Martin Common Stock and other required documents occur at different times. Under no circumstances will interest be paid by Lockheed Martin pursuant to the Exchange Offer, regardless of any delay in making such exchange.

  The exchange of shares of Materials Common Stock for shares of Lockheed Martin Common Stock may be delayed in the event of difficulty in determining the number of shares of Lockheed Martin Common Stock validly tendered or if proration is required. See "--Terms of the Exchange Offer." In addition, if certain events occur, Lockheed Martin may not be obligated to exchange shares of Materials Common Stock for shares of Lockheed Martin Common Stock pursuant to the Exchange Offer. See "--Certain Conditions of the Exchange Offer." As provided in Rules 13e-4(f)(4) and (8)(ii) under the Exchange Act, Lockheed Martin will exchange the same number of shares of Materials Common Stock for each share of Lockheed Martin Common Stock accepted for exchange pursuant to the Exchange Offer. If a holder of Lockheed Martin Common Stock tenders a sufficient number of shares of Lockheed Martin Common Stock such that upon consummation of the Exchange Offer an HSR Act filing would be required, and a second request for information is made by a governmental authority or such stockholder elects to withdraw his or her tendered shares, Lockheed Martin will distribute the shares of Materials Common Stock which would otherwise have been received by such stockholder to holders of record of shares of Lockheed Martin Common Stock remaining after consummation of the Exchange Offer. See "The Transaction--Regulatory Approvals."

  If any tendered shares of Lockheed Martin Common Stock are not exchanged pursuant to the Exchange Offer for any reason, or if certificates are submitted for more shares of Lockheed Martin Common Stock than are (i) tendered for exchange or (ii) accepted for exchange due to the proration provisions, certificates for such unexchanged or untendered shares of Lockheed Martin Common Stock will be returned (or, in the case of shares of Lockheed Martin Common Stock tendered by book-entry transfer, such shares of Lockheed Martin Common Stock will be credited to an account maintained at the
DTC), without expense to the tendering stockholder, as promptly as practicable following the expiration or termination of the Exchange Offer.

  No domestic stock transfer taxes will be payable as a result of the Transaction. Lockheed Martin will pay all foreign stock transfer taxes, if any, but only to the extent such taxes are not solely the obligation of a stockholder of Lockheed Martin payable on the transfer to Lockheed Martin of shares of Lockheed Martin Common Stock and the transfer to tendering stockholders of shares of Materials Common Stock, pursuant to the Exchange Offer. If, however, the exchange of shares is to be made to, or (in the circumstances permitted by the Exchange Offer) if shares of Lockheed Martin Common Stock that are not tendered or are not accepted for exchange are to be registered in the name of or delivered to any person other than the registered owner, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all foreign stock transfer taxes, if any (whether imposed on the registered owner or such other person), payable on account of the transfer to such person must be paid by the tendering stockholder unless evidence satisfactory to Lockheed Martin of the payment of such taxes or exemption therefrom is submitted.

PROCEDURES FOR TENDERING SHARES OF LOCKHEED MARTIN COMMON STOCK

  To tender shares of Lockheed Martin Common Stock pursuant to the Exchange Offer, either (a) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent's Message in the case of a book-entry transfer of shares, and any other documents required by the Letter of Transmittal must be received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular-Prospectus prior to 12:00 Midnight, New York City time, on the Expiration Date, and either
(i) certificates for the shares of Lockheed Martin Common Stock to be tendered must be received by the Exchange Agent at one of such addresses prior to such time or (ii) such shares of Lockheed Martin Common Stock must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Exchange Agent), in each case by the Expiration Date, or (b) the guaranteed delivery procedures described below must be complied with. LETTERS OF TRANSMITTAL AND CERTIFICATES FOR SHARES OF LOCKHEED MARTIN COMMON STOCK SHOULD NOT BE SENT TO LOCKHEED MARTIN, MATERIALS, THE INFORMATION AGENT, THE DEALER MANAGER OR ANY SOLICITING DEALER.

  Any stockholder wishing to tender all of his or her shares of Lockheed Martin Common Stock pursuant to the procedures described above under "-- Tenders for Exchange by Holders of Fewer Than 100 Shares of Lockheed Martin Common Stock" must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

  It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person to tender shares of Lockheed Martin Common Stock for such person's own account unless the person so tendering (a) owns such shares of Lockheed Martin Common Stock or (b) owns other securities convertible into or exchangeable for such shares of Lockheed Martin Common Stock or owns an option, warrant or right to purchase such shares of Lockheed Martin Common Stock and intends to acquire shares of Lockheed Martin Common Stock for tender by conversion or exchange of such securities or by exercise of such option, warrant or right. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

  A tender of shares of Lockheed Martin Common Stock made pursuant to any method of delivery set forth herein will constitute a binding agreement between the tendering stockholder and Lockheed Martin upon the terms and subject to the conditions of the Exchange Offer, including the tendering stockholder's representations that (i) such stockholder owns the shares of Lockheed Martin Common Stock being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act and (ii) the tender of such shares of Lockheed Martin Common Stock complies with Rule 14e-4.

  In addition, all tendering stockholders will be required to provide certain information on the Letter of Transmittal or other transmittal forms as to their beneficial ownership (if any) of shares of Materials Common Stock and information as to the beneficial ownership of shares of Materials Common Stock by any persons with whom the tendering stockholders may be acting pursuant to a plan or arrangement with respect to the acquisition of shares of Materials Common Stock.

  The Exchange Agent will establish accounts with respect to the shares of Lockheed Martin Common Stock at DTC, for purposes of the Exchange Offer, within two business days after the date of this Offering Circular-Prospectus, and any financial institution that is a participant in the DTC system may make delivery of shares of Lockheed Martin Common Stock by causing DTC to transfer such shares of Lockheed Martin Common Stock into the Exchange Agent's account in accordance with the procedures of DTC. Although delivery of shares of Lockheed Martin Common Stock may be effected through book-entry transfer to the Exchange Agent's account at DTC, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents or an Agent's Message must, in any case, be transmitted to and received or confirmed by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular-Prospectus by the Expiration Date, or the guaranteed delivery procedures described below must be complied with. "Agent's Message" means a message transmitted through electronic means by DTC to and received by the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the participant in DTC tendering the shares that such participant has received and agrees to be bound by the Letter of Transmittal. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT AS REQUIRED HEREBY.

  Signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution unless the shares of Lockheed Martin Common Stock tendered pursuant to the Letter of Transmittal are tendered (i) by the registered holder of the shares of Lockheed Martin Common Stock tendered therewith and such holder has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. An "Eligible Institution" means a participant in the Security Transfer Agents Medallion Program or the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program. A verification by a notary public alone is not acceptable. If a certificate representing shares of Lockheed Martin Common Stock is registered in the name of a person other than the signer of a Letter of Transmittal, or if delivery of shares of Materials Common Stock is to be made, or shares of Lockheed Martin Common Stock not exchanged or tendered are to be issued, to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.

  If the Letter of Transmittal or Notice of Guaranteed Delivery or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Lockheed Martin, proper evidence satisfactory to Lockheed Martin of their authority to so act must be submitted.

  If any certificate representing shares of Lockheed Martin Common Stock has been mutilated, lost, stolen or destroyed, the stockholder desiring to tender shares represented by the certificate must (i) furnish to the Exchange Agent evidence, satisfactory to it in its discretion, of the ownership of and the mutilation, loss, theft or destruction of such certificate, (ii) furnish to the Exchange Agent indemnity, satisfactory to it in its discretion, and (iii) comply with such other reasonable regulations as the Exchange Agent may prescribe.

  Certain employees of Lockheed Martin and its subsidiaries participate in employee benefit plans which permit the investment of all or a portion of their account balances in shares of Lockheed Martin Common Stock. The plan trustee is the stockholder of record for such plans. However, participants in Participant Directed Plans are entitled to direct the trustee as to whether or not to exchange shares of Lockheed Martin Common Stock attributable to their accounts for shares of Materials Common Stock. Such participants will receive information from the respective plan trustee as to the procedure for providing the trustee with directions on how to respond to the Exchange Offer with respect to shares of Lockheed Martin Common Stock attributable to the participant's account. With respect to the shares of Lockheed Martin Common Stock not allocated to any participant's account in a Participant Directed Plan or shares held in an employee benefit plan which is not a Participant Directed Plan, the trustee of the applicable plan will determine whether or not to exchange shares of Lockheed Martin Common Stock attributable to the participant's account for shares of Materials Common Stock.

PROCEDURES FOR TENDERING DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN SHARES OF LOCKHEED MARTIN COMMON STOCK

  Lockheed Martin stockholders who are participants in Lockheed Martin's Dividend Reinvestment and Stock Purchase Plan ("DRP") and who wish to tender shares of Lockheed Martin Common Stock held in their account under the DRP ("DRP Shares") pursuant to the Exchange Offer, must so indicate by completing
Section I.B. of the Letter of Transmittal entitled "Dividend Reinvestment and Stock Purchase Plan Shares" and returning to the Exchange Agent the properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal. If the participant authorizes the tender of his or her DRP Shares, but does not indicate the number of shares to be tendered, the participant will be deemed to have tendered all DRP Shares owned by such participant pursuant to the DRP. A tender of all DRP Shares will include fractional shares and any shares that may be credited to the participant's account after the date of tender and prior to the Expiration Date. If a participant authorizes the tender of the participant's DRP Shares and such DRP Shares are exchanged under the terms and subject to the conditions of the Exchange Offer, First Chicago Trust Company of New York, as administrator of the DRP, will reduce the number of shares of Lockheed Martin Common Stock in the participant's DRP account by the number of DRP Shares that are accepted for exchange. Any DRP Shares tendered but not exchanged will be returned to the participant's DRP account.
GUARANTEED DELIVERY PROCEDURES


  If a stockholder desires to tender shares of Lockheed Martin Common Stock pursuant to the Exchange Offer and cannot deliver such shares of Lockheed Martin Common Stock and all other required documents to the Exchange Agent by the Expiration Date, such shares of Lockheed Martin Common Stock may nevertheless be tendered if all of the following conditions are met:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Lockheed Martin setting forth the name and address of the holder and the number of shares of Lockheed Martin Common Stock tendered, stating that the tender is being made thereby and guaranteeing that, within three NYSE trading days after the date of the Notice of Guaranteed Delivery, the certificate(s) representing the shares of Lockheed Martin Common Stock accompanied by all other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, is received by the Exchange Agent (as provided below) by the Expiration Date; and

    (iii) the certificate(s) for such shares of Lockheed Martin Common Stock (or a confirmation of a book-entry transfer of such shares of Lockheed Martin Common Stock into the Exchange Agent's account at DTC), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

  The Notice of Guaranteed Delivery may be delivered by hand, telegram, facsimile transmission or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

  THE METHOD OF DELIVERY OF SHARES OF LOCKHEED MARTIN COMMON STOCK AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF CERTIFICATES FOR SHARES OF LOCKHEED MARTIN COMMON STOCK ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED, AND SUFFICIENT TIME TO ENSURE TIMELY RECEIPT SHOULD BE ALLOWED.

  All questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Lockheed Martin Common Stock will be determined by Lockheed Martin in its sole discretion, which determination will be final and binding on all stockholders. Lockheed Martin reserves the absolute right to reject any or all tenders of shares of Lockheed Martin Common Stock determined by it not to be in proper form or the acceptance for exchange of shares of Lockheed Martin Common Stock which may, in the opinion of Lockheed Martin's counsel, be unlawful. Lockheed Martin also reserves the absolute right to waive any defect or irregularity in any tender of shares of Lockheed Martin Common Stock. None of Lockheed Martin, Materials, the Dealer Manager, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

WITHDRAWAL RIGHTS

  Tenders of shares of Lockheed Martin Common Stock made pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn
after    , 1996, unless theretofore accepted for exchange as provided in this
Offering Circular-Prospectus. If Lockheed Martin extends the period of time during which the Exchange Offer is open, tenders of shares of Lockheed Martin Common Stock may be withdrawn at any time during the period of such extension. If Lockheed Martin is delayed in its acceptance of shares of Lockheed Martin Common Stock for exchange or is unable to accept shares of Lockheed Martin Common Stock for exchange pursuant to the Exchange Offer for any reason, then, without prejudice to Lockheed Martin's rights under the Exchange Offer, the Exchange Agent may, on behalf of Lockheed Martin, retain all shares of Lockheed Martin Common Stock tendered, and such shares of Lockheed Martin Common Stock may not be withdrawn except as otherwise provided herein, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the person making an issuer exchange offer shall either pay the consideration offered or return tendered securities, promptly after the termination or withdrawal of the offer. If a holder of Lockheed Martin Common Stock tenders a sufficient number of shares of Lockheed Martin Common Stock such that upon consummation of the Exchange Offer an HSR Act filing is required because of the amount of Materials Common Stock received, such holder has withdrawal rights with respect to his or her tendered shares of Lockheed Martin Common Stock after the Expiration Date. See "The Transaction--Regulatory Approvals."

  To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular-Prospectus and must specify the name of the person who tendered the shares of Lockheed Martin Common Stock to be withdrawn and the number of shares of Lockheed Martin Common Stock to be withdrawn precisely as it appears on the Letter of Transmittal. If the shares of Lockheed Martin Common Stock to be withdrawn have been delivered to the Exchange Agent, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted prior to the release of such shares of Lockheed Martin Common Stock (except that such signature guarantee requirement is not applicable in the case of shares of Lockheed Martin Common Stock tendered by an Eligible Institution). In addition, such notice must specify, in the case of shares of Lockheed Martin Common Stock tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the shares of Lockheed Martin Common Stock to be withdrawn or, in the case of shares of Lockheed Martin Common Stock tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility from which the shares were transferred. Withdrawals may not be rescinded, and shares of Lockheed Martin Common Stock withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. However, withdrawn shares of Lockheed Martin Common Stock may be retendered by again following one of the procedures described in "-- Procedures for Tendering Shares of Lockheed Martin Common Stock" at any time prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Lockheed Martin in its sole discretion, which determination shall be final and binding on all holders of Lockheed Martin Common Stock. None of Lockheed Martin, Materials, the Dealer Manager, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

  Lockheed Martin expressly reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified in "--Certain Conditions of the Exchange Offer" shall have been satisfied, (i) to extend the period of time during which the Exchange Offer is open by giving oral or written notice of such extension to the Exchange Agent and by making a public announcement of such extension or (ii) to amend the Exchange Offer in any respect by making a public announcement of such amendment. There can be no assurance that Lockheed Martin will exercise its right to extend or amend the Exchange Offer.

  If Lockheed Martin materially changes the terms of the Exchange Offer or the information concerning the Exchange Offer, Lockheed Martin will extend the Exchange Offer to the extent required by the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in the dealer's soliciting fee or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. The Commission has stated that, as a general rule, it is of the view that an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response. If (i) Lockheed Martin increases or decreases the number of shares of Materials Common Stock offered in exchange for shares of Lockheed Martin Common Stock pursuant to the Exchange Offer or the number of shares of Lockheed Martin Common Stock eligible for exchange and
(ii) the Exchange Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given, the Exchange Offer will be extended until the expiration of such period of ten business days. The term "business day" shall mean any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

  Lockheed Martin also reserves the right, in its sole discretion, in the event any of the conditions specified in "--Certain Conditions of the Exchange Offer" shall not have been satisfied and so long as shares of Lockheed Martin Common Stock have not theretofore been accepted for exchange, to delay (except as otherwise required by applicable law) acceptance for exchange of or exchange for any shares of Lockheed Martin Common Stock or to terminate the Exchange Offer and not accept for exchange of or exchange for any shares of Lockheed Martin Common Stock.

  If Lockheed Martin (i) extends the period of time during which the Exchange Offer is open, (ii) is delayed in accepting for exchange of or exchange for any shares of Lockheed Martin Common Stock or (iii) is unable to accept for exchange of or exchange for any shares of Lockheed Martin Common Stock pursuant to the Exchange Offer for any reason, then, without prejudice to Lockheed Martin's rights under the Exchange Offer, the Exchange Agent may, on behalf of Lockheed Martin, retain all shares of Lockheed Martin Common Stock tendered, and such shares of Lockheed Martin Common Stock may not be withdrawn except as otherwise provided in "--Withdrawal Rights" above. The reservation by Lockheed Martin of the right to delay acceptance for exchange of or exchange for any shares of Lockheed Martin Common Stock is subject to applicable law, which requires that Lockheed Martin pay the consideration offered or return the shares of Lockheed Martin Common Stock deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Exchange Offer.

  Any extension, termination or amendment of the Exchange Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Lockheed Martin may choose to make any public announcement, Lockheed Martin will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Exchange Offer, Commission regulations require a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

CERTAIN CONDITIONS OF THE EXCHANGE OFFER

  Notwithstanding any other provisions of the Exchange Offer and without prejudice to Lockheed Martin's other rights under the Exchange Offer, Lockheed Martin shall not be required to accept for exchange of or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act relating to Lockheed Martin's obligation to exchange or return tendered shares of Lockheed Martin Common Stock promptly after termination or withdrawal of the Exchange Offer, exchange for any shares of Lockheed Martin Common Stock, and may terminate the Exchange Offer as provided in "--Extension of Tender Period;

Termination; Amendment," if prior to the acceptance for exchange of any shares of Lockheed Martin Common Stock (i) at least shares of Lockheed Martin Common
Stock (approximately    % of the outstanding shares of Lockheed Martin Common
Stock as of    , 1996, which is a sufficient number of shares of Lockheed
Martin Common Stock to result in at least 66 2/3% of the Materials Common Stock owned by Lockheed Martin being exchanged pursuant to the Exchange Offer) shall not have been validly tendered and not withdrawn or (ii) at any time on or
after    , 1996, any of the following conditions exists:

    (a) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Transaction or the acceptance for exchange of or exchange of some or all of the shares of Lockheed Martin Common Stock by Lockheed Martin or seeking to obtain material damages or otherwise directly or indirectly relating to the Transaction, (ii) seeking any relief that could result in a material diminution in the benefits expected to be derived by Lockheed Martin or any of its subsidiaries or affiliates (including Materials) as a result of the Transaction, or (iii) that otherwise, in the sole judgment of Lockheed Martin, has or may have material adverse significance with respect to the value of Lockheed Martin or any of its subsidiaries or affiliates (including Materials); or

    (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Transaction or any other element of the Transaction by any court, government or governmental authority or agency, domestic or foreign, that, in the sole judgment of Lockheed Martin, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iii) of paragraph (a) above; or

    (c) there shall have occurred (i) any general suspension of or limitation on times for trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (iv) the commencement or material escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the sole judgment of Lockheed Martin, might adversely affect, the extension of credit by banks or other financial institutions or (vi) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof; or

    (d) there shall have occurred any material change (i) in the business, financial condition, results of operations or prospects of Lockheed Martin or Materials or (ii) in the market price of the shares of Lockheed Martin Common Stock or Materials Common Stock; or

    (e) a tender or exchange offer for some or all of the shares of Lockheed Martin Common Stock or Materials Common Stock shall have been publicly proposed to be made or shall have been made by another person or it shall have been publicly disclosed or Lockheed Martin or Materials, as the case may be, shall have otherwise learned that (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of Lockheed Martin or Materials (including the shares of Lockheed Martin Common Stock or Materials Common Stock), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Lockheed Martin or Materials (including the shares of Lockheed Martin Common Stock or Materials Common Stock), (ii) any person or group shall have made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Lockheed Martin or Materials or (iii) any person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Lockheed Martin or Materials or any assets or securities of Lockheed Martin or Materials; or

    (f) a holder of Lockheed Martin Common Stock shall have tendered a sufficient number of shares of Lockheed Martin Common Stock such that upon consummation of the Exchange Offer, such stockholder would receive a number of shares of Materials Common Stock, which when added to the shares of Materials

  Common Stock beneficially owned by such holder and affiliates of such holder, would constitute at least 15% of the outstanding shares of Materials Common Stock (a "15% Acquiror"); or

    (g) Lockheed Martin shall, in its sole discretion, determine that it is unable to rely on the Opinion in connection with the consummation of the Transaction, including a determination relating to continuity of shareholder interest and compliance with Section 355(d) of the Code;

which, in the sole judgment of Lockheed Martin, in any such case, and regardless of the circumstances (including any action or omission by Lockheed Martin) giving rise to any such condition, makes it inadvisable to proceed with
(i) such acceptance for exchange of or exchange for any shares of Lockheed Martin Common Stock or (ii) any other element of the Transaction.

  The foregoing conditions are for the sole benefit of Lockheed Martin and may be asserted by Lockheed Martin in its sole discretion, regardless of the circumstances (including any action or omission by Lockheed Martin), giving rise to any such conditions, or may be waived by Lockheed Martin, in its sole discretion, in whole at any time or in part from time to time. The failure by Lockheed Martin at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Lockheed Martin concerning the events described above will be final and binding upon all parties.

  In addition, Lockheed Martin will not accept for exchange any shares of Lockheed Martin Common Stock tendered, and no shares of Materials Common Stock will be exchanged for any shares of Lockheed Martin Common Stock, at any time at which there shall be a stop order issued by the Commission which shall remain in effect with respect to the Registration Statement.

FEES AND EXPENSES

  Morgan Stanley & Co. Incorporated ("Morgan Stanley") is acting as Dealer Manager in the United States only in connection with the Exchange Offer. The Dealer Manager will, among other things, coordinate all aspects of marketing of the Exchange Offer through the conduct of informational meetings and the direct solicitation of certain identified stockholders. Lockheed Martin has agreed to pay Morgan Stanley, as compensation for their services as Dealer Manager, a fee of $1,500,000 plus reasonable out of pocket expenses. Morgan Stanley from time to time has provided and continues to provide financial advisory and financing services to Lockheed Martin and Materials and has received customary fees for the rendering of these services. Lockheed Martin has agreed to indemnify the Dealer Manager against certain liabilities, including civil liabilities under the Securities Act, or contribute to certain payments which the Dealer Manager may be required to make in respect thereof.

  Lockheed Martin will pay to a Soliciting Dealer a solicitation fee of $1.00 per share, up to a maximum of 1,000 shares, for each share of Lockheed Martin Common Stock tendered and accepted for exchange pursuant to the Exchange Offer if such Soliciting Dealer has affirmatively solicited and obtained such tender, except that no solicitation fee shall be payable (i) in connection with a tender of Lockheed Martin Common Stock by a stockholder (x) tendering more than 10,000 shares of Lockheed Martin Common Stock or (y) tendering from a country outside of the United States; or (ii) to the Dealer Manager. "Soliciting Dealer" includes (i) any broker or dealer in securities which is a member of any national securities exchange or of the National Association of Securities Dealers, Inc. or (ii) any bank or trust company. In order for a Soliciting Dealer to receive a solicitation fee with respect to the tender of shares of Lockheed Martin Common Stock, the Exchange Agent must have received a Letter of Transmittal with Section VII thereof entitled "Notice of Solicited Tenders" properly completed and duly executed.

  No solicitation fee shall be payable to a Soliciting Dealer if such Soliciting Dealer is required for any reason to transfer the amount of such fee to a tendering holder (other than itself). Soliciting Dealers are not entitled to a solicitation fee with respect to shares of Lockheed Martin Common Stock beneficially owned by such Soliciting Dealer or with respect to any shares that are registered in the name of a Soliciting Dealer unless the shares are held by such Soliciting Dealer as nominee and are tendered for the benefit of beneficial holders identified in the

Letter of Transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of Lockheed Martin, Materials, the Exchange Agent, the Dealer Manager or the Information Agent for purposes of the Exchange Offer.

  Lockheed Martin has retained Morrow & Co., Inc. to act as the Information Agent and First Chicago Trust Company of New York to act as the Exchange Agent in connection with the Exchange Offer. The Information Agent may contact holders of shares of Lockheed Martin Common Stock by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Exchange Offer to beneficial owners. The Information Agent and the Exchange Agent each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws. Neither the Information Agent nor the Exchange Agent has been retained to make solicitations or recommendations in their respective roles as Information Agent and Exchange Agent and the fees to be paid to them will not be based on the number of shares of Lockheed Martin Common Stock tendered pursuant to the Exchange Offer.

  Lockheed Martin will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Soliciting Dealers) for soliciting tenders of shares of Lockheed Martin Common Stock pursuant to the Exchange Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Lockheed Martin for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Certain employees of Lockheed Martin may solicit shares of Lockheed Martin Common Stock from stockholders, but such employees will not receive any commissions or compensation for such services other than their normal employment compensation.

MISCELLANEOUS

  The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Lockheed Martin Common Stock in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Lockheed Martin is not aware of any jurisdiction where the making of the Exchange Offer or the acceptance thereof would not be in compliance with applicable law. If Lockheed Martin becomes aware of any jurisdiction where the making of the Exchange Offer or acceptance thereof would not be in compliance with any valid applicable law, Lockheed Martin will make a good faith effort to comply with such law. If, after such good faith effort, Lockheed Martin cannot comply with such law, the Exchange Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares of Lockheed Martin Common Stock in any such jurisdiction.

  No person has been authorized to give any information or make any representation on behalf of Lockheed Martin not contained in this Offering Circular-Prospectus or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                 THE SPIN-OFF

  If fewer than     shares of Lockheed Martin Common Stock are validly
tendered pursuant to the Exchange Offer and not withdrawn, and the Exchange Offer is consummated, Lockheed Martin will distribute all remaining shares of Materials Common Stock owned by Lockheed Martin pro rata to remaining holders of record of shares of Lockheed Martin Common Stock at the close of business on a record date as soon as practicable after consummation of the Exchange Offer. Such record date and the date of such distribution (which will be as soon as practicable after such record date) will be publicly announced by Lockheed Martin when they have been determined. If the Minimum Condition is not satisfied, Lockheed Martin may, in its sole discretion, (i) decide not to consummate the Exchange Offer, (ii) waive the Minimum Condition and consummate the Transaction, (iii) spin-off all shares of Materials Common Stock owned by it or (iv) review and implement other alternatives. See "The Exchange Offer--
Certain Conditions of the Exchange Offer." If at least    shares of Lockheed
Martin Common Stock are exchanged pursuant to the Exchange Offer, the Spin-Off will not be effected.

  If a holder of Lockheed Martin Common Stock tenders a sufficient number of shares of Lockheed Martin Common Stock such that upon consummation of the Exchange Offer an HSR Act filing would be required, and an enforcement agency makes a second request for information or such stockholder elects to withdraw his or her tendered shares, Lockheed Martin will distribute the shares of Materials Common Stock which would otherwise have been received by such stockholder to holders of record of shares of Lockheed Martin Common Stock remaining after consummation of the Exchange Offer. See "The Transaction-- Regulatory Approvals."

  No fractional shares of Materials Common Stock will be distributed pursuant to the Spin-Off. The Exchange Agent, acting as agent for Lockheed Martin stockholders otherwise entitled to receive fractional shares, will aggregate all fractional shares and sell them for the accounts of such stockholders. Proceeds from sales of fractional shares will be paid by the Exchange Agent based upon the average gross selling price per share of all such sales. None of the Exchange Agent, Lockheed Martin, Materials, the Dealer Manager or any Soliciting Dealer will guarantee any minimum sale price for the shares of Materials Common Stock and no interest will be paid on the proceeds.

           PRICE RANGE OF LOCKHEED MARTIN COMMON STOCK AND DIVIDENDS

  Lockheed Martin Common Stock is listed and traded on the NYSE. The following table sets forth for the periods indicated the high and low sale prices per share of Lockheed Martin Common Stock as reported in the consolidated transactions reporting system on the NYSE and the cash dividends paid per share of Lockheed Martin Common Stock:

                                                                         CASH
                                                        HIGH     LOW   DIVIDENDS
                                                       ------- ------- ---------
1995
  First Quarter*...................................... $54 3/8 $50 1/4     --
  Second Quarter......................................  64 7/8  50       $0.35
  Third Quarter.......................................  68 1/8  59 3/8    0.35
  Fourth Quarter......................................  79 1/2  63        0.35
1996
  First Quarter....................................... $80 7/8 $73 1/8   $0.40
  Second Quarter......................................  86 3/4  73        0.40
  Third Quarter (through    , 1996)...................                    0.40

- --------

* Partial period data. The Combination of Lockheed and Martin Marietta was consummated on March 15, 1995. See "Offering Circular--Prospectus Summary-- Lockheed Martin Corporation."

  On July 25, 1996, the last trading day prior to the announcement of the Transaction, the closing sale price as reported in the consolidated transactions reporting system on the NYSE per share of Lockheed Martin Common
Stock was $80 5/8. On    , 1996, the last trading day before Lockheed Martin
commenced the Exchange Offer, the closing sale price as reported in the consolidated transactions reporting system on the NYSE per share of Lockheed
Martin Common Stock was $   . Stockholders are urged to obtain current market
quotations for the shares of Lockheed Martin Common Stock.

  Following the Combination, Lockheed Martin paid quarterly dividends of $0.35 per share. Pursuant to a settlement of certain shareholder litigation in connection with the Combination, Lockheed Martin agreed to increase its regular quarterly dividend by $0.05 per share for each of the first three quarters of 1996. On July 25, 1996, Lockheed Martin announced that its Board of Directors had declared a quarterly cash dividend of $0.40 per share of Lockheed Martin Common Stock payable on September 30, 1996 to holders of record on September 3, 1996. Holders of record of Lockheed Martin Common Stock on September 3, 1996 will receive the dividend regardless of whether such holders tender their shares prior to September 30, 1996.The declaration and payment of future dividends to holders of Lockheed Martin Common Stock will be at the discretion of the Board of Directors of Lockheed Martin and will depend upon many factors, including Lockheed Martin's competitive position, financial condition, earnings and capital requirements.

              PRICE RANGE OF MATERIALS COMMON STOCK AND DIVIDENDS

  Materials Common Stock is listed and traded on the NYSE. The following table sets forth for the periods indicated the high and low sale prices per share of Materials Common Stock as reported in the consolidated transactions reporting system on the NYSE and the cash dividends paid per share of Materials Common
Stock:

                                                                         CASH
                                                        HIGH     LOW   DIVIDENDS
                                                       ------- ------- ---------
1994
  First Quarter*...................................... $25 7/8 $21 1/2   $ --
  Second Quarter......................................  24      18         --
  Third Quarter.......................................  22 1/4  18 3/4   $0.11
  Fourth Quarter......................................  22 3/8  17        0.11
1995
  First Quarter....................................... $19 1/2 $16 1/2   $0.11
  Second Quarter......................................  21 3/4  19 1/8    0.11
  Third Quarter.......................................  20 1/2  18 1/2    0.11
  Fourth Quarter......................................  22 1/8  18 5/8    0.11
1996
  First Quarter....................................... $23 1/4 $20 1/8   $0.11
  Second Quarter......................................  24 7/8  21 1/2    0.11
  Third Quarter (through    , 1996)...................                    0.12

- --------

* Partial period data. Materials Common Stock began trading on February 17, 1994 following the Materials IPO. See "Offering Circular--Prospectus Summary--Martin Marietta Materials, Inc."

  On July 25, 1996, the last trading day prior to the announcement of the Transaction, the closing sale price as reported in the consolidated transactions reporting system on the NYSE per share of Materials Common Stock
was $22 1/2. On    , 1996, the last trading day before Lockheed Martin
commenced the Exchange Offer, the closing sale price as reported in the consolidated transactions reporting system on the NYSE per share of Materials
Common Stock was $   . Stockholders are urged to obtain current market
quotations for the shares of Materials Common Stock.

  On July 26, 1996, Materials announced that its Board of Directors had declared a quarterly cash dividend of $0.12 per share of Materials Common Stock payable on September 30, 1996 to holders of record on August 30, 1996. Holders of Lockheed Martin Common Stock who tender their shares in the Exchange Offer will not be eligible to receive the dividend on Materials Common Stock which is payable on September 30, 1996. The declaration and payment of future dividends to holders of Materials Common Stock will be at the discretion of the Board of Directors of Materials and will depend upon many factors, including Materials' competitive position, financial condition, earnings and capital requirements.

 UNAUDITED PRO FORMA COMBINED CONDENSED EARNINGS DATA OF LOCKHEED MARTIN

  The following unaudited pro forma combined condensed earnings data of Lockheed Martin, excerpted from Lockheed Martin's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the Commission on August 13, 1996, has been prepared by Lockheed Martin's management from the historical financial statements of Lockheed Martin and of Tactical Systems (the defense electronics and systems integration businesses of the former Loral Corporation). The unaudited pro forma combined condensed earnings data reflects adjustments as if the Loral Transaction had been consummated at the beginning of the periods presented. The unaudited pro forma adjustments are based upon preliminary estimates and certain assumptions that management of Lockheed Martin believes are reasonable in the circumstances.

  The unaudited pro forma combined condensed earnings data is not necessarily indicative of results of operations that would have resulted if the Loral Transaction had occurred on the applicable dates indicated above. Moreover, such information is not intended to be indicative of future results of operations. The unaudited pro forma combined condensed earnings data should be read in conjunction with the historical consolidated financial statements of Lockheed Martin and related notes thereto, and the historical financial statements of Tactical Systems and related notes thereto, both of which are incorporated by reference in this Offering Circular-Prospectus.

                             LOCKHEED    TACTICAL   PRO FORMA
                              MARTIN     SYSTEMS    COMBINED
                             --------    --------   ---------
                              (IN MILLIONS, EXCEPT PER
                                     SHARE DATA)
SIX MONTHS ENDED JUNE 30,
 1996:
  Net sales................. $12,185      $1,403(1)  $13,545
  Net earnings..............     571         126(1)      577
  Earnings per common share:
    Assuming no dilution....    2.85         N/A        2.88
    Assuming full dilution..    2.55         N/A        2.58
SIX MONTHS ENDED JUNE 30,
 1995:
  Net sales................. $11,251      $3,223     $14,387
  Net earnings..............      84(2)      172          16
  Earnings (loss) per common
   share:
    Assuming no dilution....     .28         N/A        (.07)
    Assuming full dilution..     -- (3)      N/A         -- (3)

- --------

(1) Financial data presented represents the operating results of Tactical Systems for the first quarter of 1996. The operating results of Tactical Systems for the second quarter of 1996 have been included in the Lockheed Martin financial data.

(2) Net earnings includes the effect of Lockheed Martin's merger related and consolidation expenses recorded in 1995 related to the formation of Lockheed Martin. The after-tax effect of these charges was $436 million, or $1.96 per common share assuming full dilution.

(3) Amounts for earnings (loss) per common share assuming full dilution have not been presented as such amounts are anti-dilutive. Calculated earnings per common share were $.38 for Lockheed Martin and $.07 for Pro Forma Combined, respectively.

            SELECTED CONSOLIDATED FINANCIAL DATA OF LOCKHEED MARTIN
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

  The following selected consolidated financial data as of and for the years ended December 31, 1995, 1994 and 1993 are derived from consolidated financial statements of Lockheed Martin which have been audited by Ernst & Young, LLP, independent auditors. The financial data as of and for the six months ended June 30, 1996 and 1995, are derived from unaudited financial statements and, in the opinion of Lockheed Martin's management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows. Operating results for the six months ended June 30, 1996, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. This information is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and related footnotes thereto for Lockheed Martin incorporated by reference in this Offering Circular-Prospectus as well as the Unaudited Pro Forma Combined Condensed Financial Information of Lockheed Martin presented on the previous page of this Offering Circular-Prospectus.

                                   SIX MONTHS ENDED
                                       JUNE 30,         YEAR ENDED DECEMBER 31,
                                   -----------------    -----------------------
                                   1996(1)  1995(2)     1995(2)  1994    1993
                                   -------- --------    ------- ------- -------
EARNINGS DATA:
  Net sales
    Space & Strategic Missiles.... $  3,664 $  3,747    $ 7,521 $ 6,719 $ 7,293
    Aeronautics...................    2,500    3,242      6,617   7,091   6,601
    Information & Technology Serv-
     ices.........................    2,630    2,195      4,528   4,271   3,712
    Electronics...................    2,965    1,650      3,294   4,055   4,092
    Energy, Materials and Other
     (3)..........................      426      417        893     770     699
                                   -------- --------    ------- ------- -------
      Total.......................  $12,185  $11,251    $22,853 $22,906 $22,397
                                   ======== ========    ======= ======= =======
  Operating profit
    Space & Strategic Missiles.... $    505 $     84    $   431 $   476 $   507
    Aeronautics...................      230      136        394     511     479
    Information & Technology Serv-
     ices.........................      146       84        269     228     145
    Electronics...................      249       80        261     456     331
    Energy, Materials and Other
     (3)..........................       66      (85)        22     308     122
                                   -------- --------    ------- ------- -------
      Total....................... $  1,196 $    299    $ 1,377 $ 1,979 $ 1,584
                                   ======== ========    ======= ======= =======
  Net earnings.................... $    571 $     84    $   682 $ 1,018 $   829
  Earnings per common share:
    Assuming no dilution.......... $   2.85 $    .28    $  3.28 $  5.12 $  3.99
    Assuming full dilution........     2.55      -- (2)    3.05    4.66    3.75
CASH FLOW DATA:
  Depreciation and amortization... $    533 $    465    $   921 $   937 $   936
  Expenditures for property, plant
   and equipment..................      347      269        531     509     536
  Dividends on common and pre-
   ferred stock...................      186      155        314     274     260

                                                                     AS OF
                                                        AS OF    DECEMBER 31,
                                                       JUNE 30, ---------------
                                                       1996(1)   1995    1994
                                                       -------- ------- -------
BALANCE SHEET DATA:
  Cash and cash equivalents........................... $   390  $   653 $   639
  Total assets........................................  30,328   17,648  18,049
  Total debt..........................................  12,759    3,732   3,879
  Stockholders' equity................................   6,912    6,433   6,086
  Book value per common share, assuming full dilu-
   tion...............................................   30.86    28.93   29.19

- --------

(1) On April 23, 1996, Lockheed Martin acquired Tactical Systems (the defense electronics and systems integration businesses of the former Loral Corporation). The operations of Tactical Systems have been included in the results of operations of Lockheed Martin's Information & Technology Services and Electronics segments from April 1, 1996. See "Unaudited Pro Forma Combined Condensed Earnings Data of Lockheed Martin" for the effects of the Loral Transaction.

(2) Operating profit includes the effect of the Lockheed Martin's $690 million pretax charges for merger related and consolidation expenses recorded in 1995 related to the formation of Lockheed Martin. The after-tax effect of these charges was $436 million, or $1.96 per common share assuming full dilution. Earnings per common share assuming full dilution for the six months ended June 30, 1995 is not presented as such amount is anti-dilutive.

(3) Includes Energy and Environment Sector, Materials and businesses not included in the other business segments.

               SELECTED CONSOLIDATED FINANCIAL DATA OF MATERIALS

  The Statement of Earnings Data set forth below for each of the years in the three-year period ended December 31, 1995, and the Balance Sheet Data set forth below as of December 31, 1995 and 1994, are derived from the audited consolidated financial statements of the Company and notes thereto incorporated by reference in this Offering Circular--Prospectus. These consolidated financial statements have been audited by Ernst & Young LLP, independent auditors. The Statement of Earnings Data set forth below for each of the years in the two-year period ended December 31, 1992, and the Balance Sheet Data set forth below as of December 31, 1993, 1992 and 1991, are derived from the audited consolidated financial statements of the Company, which also have been audited by Ernst & Young LLP. The Statement of Earnings Data for the six-month periods ended June 30, 1996 and 1995, and the Balance Sheet Data as of June 30, 1996 and 1995, are derived from the Company's unaudited condensed consolidated financial information and include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation. The earnings results for the six-month period ended June 30, 1996, are not necessarily indicative of the results that may be expected for the full year ending December 31, 1996.

  The selected financial data presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the unaudited condensed consolidated financial statements and related notes thereto, and the audited consolidated financial statements and related notes thereto which are incorporated by reference in this Offering Circular-Prospectus.

               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                            SIX MONTHS
                          ENDED JUNE 30,       FISCAL YEARS ENDED DECEMBER 31,
                          ----------------  ----------------------------------------
                           1996     1995    1995(1)   1994     1993    1992    1991
                          -------  -------  -------  -------  ------  ------  ------
STATEMENT OF EARNINGS
 DATA:
Net sales...............  $ 337.0  $ 305.9  $ 664.4  $ 501.7  $452.9  $408.3  $371.7
Gross profit............     79.1     75.3    167.2    139.1   121.3    98.4    95.0
Earnings from opera-
 tions..................     48.5     45.6    107.6     91.9    76.4    55.1    55.4
Interest expense........     (5.7)    (4.5)    (9.7)    (6.9)   (3.2)   (1.0)   (0.8)
Other income and ex-
 penses, net............      4.3      2.6      6.0      5.4     0.9     2.5    (0.3)
Earnings before taxes on
 income, net
 extraordinary item and
 net cumulative effect
 of changes in
 accounting.............     47.1     43.7    103.8     90.4    74.1    56.5    54.3
Earnings before net
 extraordinary item and
 net cumulative effect
 of changes in
 accounting.............     31.1     28.2     67.6     58.3    48.0    39.0    37.4
Net extraordinary
 item(2)................      --       --       --      (4.6)    --      --      --
Net cumulative effect of
 changes in account-
 ing(3).................      --       --       --       --    (17.5)    --      --
Net earnings............     31.1     28.2     67.6     53.7    30.5    39.0    37.4
NET EARNINGS PER COMMON
 SHARE:
Before extraordinary
 item...................  $  0.68  $  0.61  $  1.47  $  1.30
Extraordinary item......      --       --       --     (0.11)
                          -------  -------  -------  -------
                          $  0.68  $  0.61  $  1.47  $  1.19
                          =======  =======  =======  =======
SELECTED STATISTICAL AND
 OPERATING DATA:
EBITDA(4)...............  $  82.8  $  75.2  $ 169.2  $ 140.1  $114.3  $ 99.5  $ 94.4
Depreciation, depletion
 and amortization.......  $  30.0  $  27.0  $  55.7  $  42.8  $ 37.0  $ 42.0  $ 39.3
Capital expenditures
 (including acquisi-
 tions).................  $  33.4  $ 176.9  $ 230.7  $  59.5  $ 66.4  $ 57.9  $ 43.0
Tons of aggregates
 shipped (in millions)..     46.0     42.2     94.0     71.2    64.9    56.5    50.3
Annual aggregates
 production capacity
 available at end of
 period (in millions of
 tons)..................      --       --     117.3     85.7    84.0    80.1    74.9
                          AS OF JUNE 30,             AS OF DECEMBER 31,
                          ----------------  ----------------------------------------
                           1996     1995     1995     1994     1993    1992    1991
                          -------  -------  -------  -------  ------  ------  ------
BALANCE SHEET DATA:
Total assets............  $ 746.4  $ 703.9  $ 789.4  $ 593.9  $497.0  $447.3  $422.5
Working capital.........    165.2     52.8    141.0    132.4    89.1    85.5    82.7
Long-term debt (includ-
 ing current maturities
 of long-term debt).....    125.7    106.7    228.7    108.2   235.3    13.4    11.5
Stockholders' equi-
 ty(5)..................    444.6    394.3    423.5    376.3   145.4     --      --
Business equity(5)......      --       --       --       --      --    354.9   328.3

- --------
(1) The financial data for the year ended December 31, 1995, include the operations of the former Dravo Basic Materials Company, Inc., from the date of acquisition.
(2) Amount represents the net extraordinary loss on the early extinguishment of debt associated with the February 1994 in-substance defeasance of $125 million of long-term indebtedness.

(3) Net cumulative effect of accounting changes reflects the 1993 adoption of the change in methods of accounting for income taxes, postretirement benefits other than pensions, and postemployment benefits.
(4) EBITDA represents earnings before taxes on income, net extraordinary item, net cumulative effect of changes in accounting, interest expense, and depreciation, depletion and amortization. EBITDA does not represent net income or cash flows from operations as these terms are defined under generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company has included information concerning EBITDA herein because it has been informed that such information is useful to certain investors.
(5) The Company was incorporated in November 1993, at which time it authorized and issued Materials Common Stock and assumed the obligations with respect to certain indebtedness of its parent. Prior to its incorporation, the Company was an operating division of Martin Marietta Corporation and its capitalization did not include stockholders' equity in the form of capital stock or significant interest-bearing indebtedness. Accordingly, the presentation of its capitalization may not be comparable in all periods presented.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS

      OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MATERIALS

  The following discussion and analysis presents management's assessment of Materials' business environment, factors affecting the results of operations, liquidity and capital resources as of and for the second quarter and six months ended June 30, 1996, and the results of operations for the three years in the period ended December 31, 1995. This information should be read in conjunction with the Company's condensed consolidated financial statements and related notes thereto contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, and the Company's audited financial statements and related notes thereto contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which are incorporated by reference herein.

OVERVIEW

  Materials achieved record quarterly sales and earnings, including earnings from operations, for the quarter ended June 30, 1996, principally through continued pricing and profitability improvements, coupled with the positive impact of its previous acquisition activities. Financial results for the first half of 1996 yielded earnings from operations of $48.5 million. These operating earnings were up $2.8 million from the year-earlier period on net sales of $337.0 million. Comparatively, earnings from operations for the first six months of 1995 were $45.6 million on net sales of $305.9 million. The Company's net earnings for the six-month period ended June 30, 1996, of $31.1 million, or $0.68 a share, represent an increase of 10% over net earnings for the first six months of 1995 of $28.2 million, or $0.61 a share.

  Materials continues to maintain a level of capital resources which management believes is adequate to operate, compete and grow in an increasingly challenging and competitive environment. At June 30, 1996, total shareholders' equity reached $444.6 million, and the Company's ratio of debt to total capitalization was 25%, compared with a debt-to-capitalization ratio of 35% at year-end 1995. Total debt at year-end reflected a temporary increase in long-term debt associated with the December 1995 sale of the Company's $125 million 7% Debentures. The proceeds from the sale of these Debentures were used ultimately to repay the $100 million aggregate principal amount of the Company's 8 1/2% Notes upon their maturity on March 1, 1996.

  The management of Materials continues to remain committed to achieving its current and long-term strategic and financial goals, which include a plan for disciplined growth through acquisitions in the Company's core businesses and an ongoing program for development of new aggregates quarry locations, known as greensiting.

BUSINESS ENVIRONMENT

  Materials conducts its operations through two divisions: Aggregates and Magnesia Specialties. The Aggregates division is the second largest producer of construction aggregates in the United States, based on tons shipped, and its products are used primarily for construction of highways and other infrastructure projects and in commercial and residential construction. The Magnesia Specialties division sells a majority of its products to customers in the steel industry, and also serves customers in other industrial, agricultural and environmental markets.

  The Company's aggregates business is characterized by a high level of dependence upon private and public sector construction spending and a sensitivity to national, as well as regional and local, economic cycles. Historically, these characteristics have made the construction aggregates industry highly cyclical. In addition, the aggregates business is seasonal, due primarily to the effect of weather conditions on construction activity in the markets served.

  The public sector portion of construction spending levels, which accounts for approximately one-half of the division's annual shipments, has been historically more stable than the levels of construction spending for the commercial and residential portions. Consequently, management believes that the division's broad mix of public sector construction activity and its emphasis on infrastructure-related projects lessen somewhat the Company's exposure to fluctuations in commercial and residential spending levels. Over time, these spending levels have been sensitive primarily to the effects of changes in regional and local economies, as well as to fluctuations in interest rates.

  The current federal highway program expires September 30, 1997. However, management expects a new federal program will be enacted without interruption, with construction spending to continue at levels comparable to current spending levels. In addition, it is expected that construction spending associated with the state- and local-level highway programs in markets in which the Company does business will continue at levels comparable to current spending levels. If construction spending reductions occur in state- and local-level highway programs, or if, as part of the federal budget deliberations, construction spending reductions occur in the current or a successor federal highway program, the division's operations could be adversely affected, if such reductions occur within the division's respective markets. However, it should be noted that the Highway Trust Fund and a significant portion of the state and local highway programs within the Company's markets are funded from sources such as dedicated portions of gasoline tax revenues, which management believes should not be adversely affected by federal and state-level budget reductions. In fact, current federal legislation is pending that would transfer 4.3 cents per gallon of a non-dedicated portion of the federal gasoline tax--funds that are now channeled to the general treasury for use in reducing the federal budget deficit--to the Highway Trust Fund. While this proposed legislation is receiving bipartisan support currently, there is no assurance that passage of the legislation will occur.

  Against the backdrop of what is described by some economists as a soft takeoff in economic and construction activity in the current year following what was described as a soft landing back in 1995, a modest increase in the total value of construction awards is expected for the full year 1996. While the increase in 1996 construction awards is expected to be concentrated in commercial income and residential construction properties, the level of public works construction awards is expected to be flat through 1996.

  Because of the concentration of the Aggregates division's operations in the southeastern, midwestern and central regions of the country, the division's and, consequently, the Company's operating performance is dependent on the strength of these specific regional economies. Therefore, the division's performance could be adversely affected by the future economic conditions in these regions.

  In connection with the Aggregates division's geographic expansion strategy, the Company has made strategic acquisitions that not only widened its geographic exposure but also added significant distribution flexibility. In this regard, the division now has significant water transportation distribution capabilities in addition to truck and rail. The acquisition of Dravo Aggregates in 1995 complemented the division's operations by adding operating facilities, including barges and distribution yards, along the Ohio and Mississippi River systems, as well as on the Gulf of Mexico and the Southeastern Atlantic coast. New quarry and mineral reserve locations resulting from the acquisition of the former Dravo operations in the Bahamas and from a separate acquisition in Nova Scotia have added important markets outside the United States in Canada, the Caribbean islands and South America. These quarries add significant long-term mineral reserve capacity that position the Company to be able to compete for construction aggregate and chemical stone business along the east coast and near major Eastern metropolitan markets which are accessible by water transportation.

  Finally, it should be noted that with respect to the seasonal nature of the aggregates business, levels of construction activity in the division's markets are affected significantly by regional weather conditions. Accordingly, production and shipment levels coincide with general construction activity levels, most of which occur in the division's markets typically during the spring, summer and fall seasons.

  The Aggregates division achieved record quarterly production and shipment levels during the period ended June 30, 1996, reflecting the benefits of the Company's growth strategy. Net shipments increased by 12%, with growth experienced in each of the division's operating regions despite continued adverse weather conditions in the northern sections of the country during most of the quarter. Consistent with prior periods and the previous year, construction for infrastructure programs have accounted for approximately one-half of the division's sales thus far in 1996. Currently, management believes that the Company will see improvement in the division's annual production and shipment levels for the full year 1996, compared with the prior year, without taking into account any acquisitions the Company may consummate during the balance of the year. In the longer term, the Aggregates division's business and financial results will continue to follow the national, as well as regional and local, general economic trends. At this time, some industry analysts are predicting an economic downturn beginning in the 1998 or 1999 time period. If this downturn occurs, the pattern for total construction activity over the economic cycle beginning in 1998 would represent a sharp change from those cycles of previous periods in the early 1990s.

  The Aggregates division's raw material reserves are sufficient to permit production at present operating levels for the foreseeable future. Based upon 1995 annual shipment levels, the Company's raw material reserves exceed 50 years of production activity.

  The Magnesia Specialties division's products, which include refractory and dolomitic lime, are used principally within the steel industry. Sales to the steel industry continue to account for approximately 74% of the Magnesia Specialties division's current period sales. Accordingly, the division's profitability is highly dependent on the manufacture of steel and its related marketplace. Prices of its refractory products are directly affected by current economic trends within the steel industry, which continues to experience price weaknesses. To mitigate this exposure, the management of Magnesia Specialties has taken steps to emphasize new product development and concentrate on additional products for use in environmental, agricultural and other industrial applications. As a result, the division's financial results have benefited from increased sales of its higher-margin chemical and lime products, coupled with successful cost reduction programs at its manufacturing facilities.

  The June 1995 strike at an operating facility in Manistee, Michigan, which adversely affected the division's earnings for 1995, was settled successfully and a new four-year agreement reached in early August 1995. During the current period, another labor union contract at a separate operating location in Woodville, Ohio, was renegotiated successfully without work interruption.

  The Company is involved in various environmental and reclamation matters. Among the variables that management must assess in evaluating costs associated with these issues are evolving environmental regulatory standards. The nature of these matters makes it difficult to estimate the timing and amount of any costs that may be necessary for future remedial measures. The Company incurs certain environmental-related costs in connection with its operations, including land reclamation costs, pollution control facility operating and maintenance costs, and environmental program compliance and monitoring costs. For financial reporting purposes, the Company treats these costs as normal ongoing operating expenses of its businesses and records them as costs of sales in the period in which they are incurred.

  The Company records appropriate financial statement accruals for environmental matters in the period in which liability is established and the appropriate amount can be estimated reasonably. The Company currently has no material provisions for estimated costs in connection with environmental-related expenditures, because it is impossible to quantify with certainty the potential impact of all actions regarding environmental matters, particularly the extent and cost of future remediation and other compliance efforts. However, in the opinion of management, it is unlikely that any additional liability the Company may incur for known environmental issues or that compliance with present environmental protection laws would have a material adverse effect on the Company's consolidated financial position or on its results of operations.

BUSINESS COMBINATION WITH DRAVO

  In January 1995, Materials purchased substantially all of the assets of the construction aggregates business of Dravo for an acquisition price of approximately $121 million in cash plus the assumption of certain liabilities. In addition, the Company recorded a provision of approximately $7 million for estimated costs to consummate the transaction and integrate the operations. The acquisition was accounted for under the purchase method of accounting, wherein approximately $7 million in goodwill was recognized by the Company after recording approximately $8 million in other intangibles (representing the estimated fair market value of certain assets) and other purchase adjustments necessary to allocate the purchase price to the value of assets acquired and liabilities assumed. As of June 30, 1996, approximately $6.7 million (of the $7 million of costs originally estimated to consummate the transaction and integrate the operations) has been expended and charged against the liability. Management expects the balance of the estimated costs will be incurred during the remainder of 1996. Goodwill and other intangibles are being amortized over 20-year periods.

RESULTS OF OPERATIONS

  June 1996 Compared to June 1995. Net sales for the quarter were $200.4 million, a 14% increase over 1995 second quarter sales of $175.9 million. Net sales for the first six months of 1996 were $337.0 million, an increase of 10% over net sales for the year-earlier period of $305.9 million. Earnings from operations were up $8.8 million, or 28%, to $39.9 million for the second quarter of 1996 over the same period in 1995, with earnings from operations up $2.8 million, to $48.5 million for the first six months of 1996, compared with the first six months of 1995. Consolidated net earnings for the quarter increased 34% to $26.8 million, or $0.58 per share, from 1995 second quarter net earnings of $20.0 million, or $0.43 per share. For the six-month period ended June 30, 1996, consolidated net earnings were $31.1 million, or $0.68 per share. This represents an increase of 10% over net earnings for the first six months of 1995 of $28.2 million, or $0.61 per share.

  Sales for the Aggregates division increased 15% to $167.7 million for the second quarter, compared with the year-earlier period. The division's sales increased 11% to $271.3 million for the first six months of 1996, compared with the first six months of 1995. This increase in sales reflects record year-to-date aggregates shipments of 46 million tons and an increase in the division's average net selling price, when compared to the same period in 1995. The division's second quarter operating profits were $37.6 million, an increase of 23% over operating profits for the year-earlier period of $30.6 million. The division's operating profits for the first six months of 1996 increased slightly to $43.2 million from $42.4 million for the first six months of 1995, reflecting the lingering effect of adverse weather conditions within most of the markets served by the division during most of the first quarter of 1996. The Company's aggregates business is highly seasonal, due primarily to the effect of weather conditions on the level of construction activity, the most of which occurs typically in the spring, summer, and early fall. The severe winter weather conditions experienced during the first quarter of 1996 contributed to overall higher production costs during the first six months of the year. Management continues to believe that the Company's annual production and shipments, excluding any acquisition activities, will see some improvement for the full year ending December 31, 1996, compared with the prior year.

  The Magnesia Specialties division had second quarter 1996 sales of $32.8 million, an increase of 10% over the second quarter of 1995, and had six month 1996 sales of $65.7 million, an increase of 6% in the first six months of 1996 over 1995. Even though shipments of refractory products for the first six months of 1996 were relatively flat when compared with the year-earlier period, overall prices were up somewhat. Because of a more favorable customer and product sales mix during the first half of the year, the division realized a softening of pricing pressures during the period. However, the division's management continues to expect price weaknesses in this sector for the foreseeable future due to the fixed market limitations inherent within the steel industry. Chemical product sales for the first half of 1996 were above those for the comparable period in 1995, principally due to strong industrial products and magnesium hydroxide sales. Additionally, sales of the division's lime products, used in the steel industry's basic oxygen furnaces, continued to strengthen through the first half of the year.

  Compared to the year-earlier period, the division's earnings from operations for the first six months of 1996 increased to $5.3 million from $3.2 million in 1995. While the division's lower operating earnings for the first half of 1995 principally reflected the effect of costs incurred during a 1995 labor strike, the improvement in the operating margin for the first half of 1996 is attributable to the benefits realized by the division's efforts to build a more competitive operating cost structure, despite the somewhat negative impact of an explosion and resulting fire in an electrical substation at the division's Woodville, Ohio, lime plant.

  The labor union contract covering the employees at the Magnesia Specialties lime operation at Woodville, Ohio, expired in June 1996. A new labor union agreement was renegotiated successfully without work interruption.

  The following tables present net sales, gross profit, selling, general and administrative expenses, and earnings from operations data for the Company and each of its divisions for the three and six months ended June 30, 1996 and 1995. In each case the data is stated as a percentage of net sales of the Company or the relevant division, as the case may be:

                                                 THREE MONTHS ENDED JUNE 30,
                                            -------------------------------------
                                                   1996               1995
                                            ------------------ ------------------
                                                       % OF               % OF
                                             AMOUNT  NET SALES  AMOUNT  NET SALES
                                            -------- --------- -------- ---------
                                                   (Dollars in Thousands)
NET SALES:
  Aggregates..............................  $167,660     100.0 $146,013     100.0
  Magnesia Specialties....................    32,778   100.0     29,901   100.0
                                            --------   -----   --------   -----
    Total.................................  $200,438   100.0   $175,914   100.0
GROSS PROFIT:
  Aggregates..............................  $ 48,359    28.8   $ 40,581    27.8
  Magnesia Specialties....................     6,971    21.3      5,669    19.0
                                            --------   -----   --------   -----
    Total.................................  $ 55,330    27.6   $ 46,250    26.3
SELLING, GENERAL AND ADMINISTRATIVE EX-
 PENSES:
Aggregates................................. $ 10,784     6.4   $  9,945     6.8
Magnesia Specialties.......................    4,213    12.9      4,765    15.9
                                            --------   -----   --------   -----
    Total.................................  $ 14,997     7.5   $ 14,710     8.4
EARNINGS FROM OPERATIONS:
Aggregates................................. $ 37,576    22.4   $ 30,637    21.0
Magnesia Specialties.......................    2,280     7.0        455     1.5
                                            --------   -----   --------   -----
    Total.................................  $ 39,856    19.9   $ 31,092    17.7
                                                  SIX MONTHS ENDED JUNE 30,
                                            -------------------------------------
                                                   1996               1995
                                            ------------------ ------------------
                                                       % OF               % OF
                                             AMOUNT  NET SALES  AMOUNT  NET SALES
                                            -------- --------- -------- ---------
                                                   (Dollars in Thousands)
NET SALES:
  Aggregates..............................  $271,302     100.0 $243,862     100.0
  Magnesia Specialties....................    65,683   100.0     61,994   100.0
                                            --------   -----   --------   -----
    Total.................................  $336,985   100.0   $305,856   100.0
GROSS PROFIT:
  Aggregates..............................    64,399    23.7   $ 61,632    25.3
  Magnesia Specialties....................    14,736    22.4     13,691    22.1
                                            --------   -----   --------   -----
    Total.................................  $ 79,135    23.5   $ 75,323    24.6
SELLING, GENERAL AND ADMINISTRATIVE EX-
 PENSES:
  Aggregates..............................    21,240     7.8   $ 19,259     7.9
  Magnesia Specialties....................     8,493    12.9      9,555    15.4
                                            --------   -----   --------   -----
    Total.................................  $ 29,733     8.8   $ 28,814     9.4
EARNINGS FROM OPERATIONS:
  Aggregates..............................  $ 43,160    15.9   $ 42,374    17.4
  Magnesia Specialties....................     5,290     8.1      3,242     5.2
                                            --------   -----   --------   -----
    Total.................................  $ 48,450    14.4   $ 45,616    14.9

  Other income and expenses, net, for the six months ended June 30, were $4.4 million in income in 1996 and $2.6 million in income in 1995. In addition to several offsetting amounts, the 1996 amount included nonrecurring pretax gains of approximately $1.8 million associated with the selling of certain assets and a foreign investment along with approximately $1.1 million of interest income from affiliates loans. The 1995 amount also included a nonrecurring pretax gain of approximately $1.4 million related to certain asset dispositions in connection with one of the Company's equity investments and $0.6 million of interest income from loans to affiliates.

  Interest expense was approximately $1.2 million, or 27%, higher in the first six months of 1996 over 1995. The increase in 1996 resulted from the net effect of the additional long-term borrowings by the Company in December 1995, when the Company offered and sold to the public its $125 million 7% Debentures, offset by the reduction of long-term debt during the period caused by the repayment of the 8 1/2% Notes on March 1, 1996, and the reduced amounts outstanding during the period that were due to Lockheed Martin under the credit agreement.

  The Company's estimated effective income tax rate for the first six months was 33.9% in 1996 and 35.5% in 1995. The effective rate for the first half of 1996 was lower than the current federal corporate income tax rate of 35%, due to the effect of several partially offsetting factors. The Company's year-to-date 1996 effective tax rate reflects the effect of state income taxes which has been more than offset by the favorable impact of differences in book and tax accounting arising from the permanent benefits associated with the depletion allowances for mineral reserves, foreign subsidiaries' operating earnings, and equity earnings in nonconsolidated investments.

  1995 Compared to 1994. The Company's net sales were approximately $664.4 million in 1995 and $501.7 million in 1994. Net sales increased $162.7 million, or 32%, in 1995 and $48.8 million, or 11%, in 1994. Consolidated earnings from operations were approximately $107.6 million in 1995 and $91.9 million in 1994, reflecting an increase of $15.7 million, or 17%, in 1995 and $15.5 million, or 20%, in 1994. Net sales and operating earnings for 1995 include the financial results of Dravo Aggregates which was combined with Materials in January 1995.

  For the year ended December 31, 1995, the Aggregates division had net sales of $538.8 million, which were $155.7 million, or 41%, higher than the year-earlier net sales. This improvement reflects a 22.8 million ton, or 32%, increase in total tons shipped during 1995 of 94.0 million tons. Approximately
21.4 million tons of the increase in 1995 shipments are attributable to Dravo Aggregates acquired in January. The increase in net sales also reflects an increase of approximately 5% in the division's average net selling price, when compared to the prior year's. These pricing improvements were experienced in each of the division's five original operating elements. Earnings from operations in the Aggregates division in the year were $98.1 million, an increase of 20% over the prior year.

  Magnesia Specialties division's net sales of $125.6 million were 6% above the prior year's, but the Division's operating earnings decreased 7% to $9.5 million. This decrease in earnings was principally the result of the strike in connection with an expired labor union agreement at a major operating location in Michigan. While shipments of refractory products were up slightly from the year-earlier period because of increased demand in the domestic and foreign steel industry, competitive pressure has continued to negatively impact the Division's pricing structure. Overall chemical product sales levels exceeded the prior year's, principally from increased industrial and magnesium hydroxide product sales. Additionally, the division's sales remained strong as a result of continued demand throughout the year for lime that is used in the steel industry's basic oxygen furnaces.

  Other income and expenses, net, for the year ended December 31, 1995, was $6.0 million in income, compared to $5.4 million in income for the prior year. The increase in 1995 in other income, net, is attributable principally to equity earnings representing the Company's share of increased income levels from certain investments. In 1994, other income, net, included gains related to asset sales and interest income related to an affiliate's loan, both of which were offset by charges related to amounts receivable from certain affiliates and to equity losses from an investment in an Iowa-based aggregates operation. Interest expense on debt of $9.7 million in 1995 was $2.9 million higher than in 1994. This increase is the result of incremental borrowings during 1995 under the Company's credit agreement with Lockheed Martin and the December 1995 sale of the $125 million 7% Debentures. In 1994, the Company's interest expense was higher than the prior year's due to indebtedness that was assumed by the Company upon its incorporation in November 1993.

  The Company's effective income tax rate for 1995 was 34.9%, compared with 35.5% in 1994 and 35.2% in 1993. The favorable variance in the effective income tax rate for 1995, which is slightly lower than the federal corporate tax rate of 35%, is due to the effect of several offsetting factors. In this regard, the Company's effective tax rate reflects the effect of state income taxes which has been more than offset by the favorable impact of differences in book and tax accounting arising from the permanent benefits associated with the depletion allowance for mineral reserves, foreign corporate operating earnings and equity earnings in nonconsolidated investments. For 1994 and 1993, the Company's effective income tax rates were higher than the statutory rates due principally to the effect of state income taxes offset by less significant book and tax accounting differences arising primarily from the benefit associated with the depletion allowances.

  1994 Compared to 1993. The Aggregates division's net sales increased 14% to $383.2 million, reflecting increased volume and improved prices in all five of the division's operating elements. In 1994, the division's aggregates shipments increased approximately 10% to 71.2 million tons, compared to 64.9 million tons in 1993, and the aggregates products' average net selling price improved 3.5% over the prior year's. The division's 1994 earnings from operations increased by approximately 14% to $81.7 million over the prior year's earnings from operations reflecting the benefit from an improved pricing structure. While the Magnesia Specialties division's net sales of approximately $118.5 million increased a modest 3% over the prior year's, the division's shipments of refractory products in 1994 actually were below those of the prior year due to competitive pressures from within the industry. This decline in refractory product shipments was offset by higher chemical product sales for the year and as a result of a strong demand for lime products used in the steel industry's basic oxygen furnaces. Operating income margin improvements in 1994 continued to reflect the benefit of the division's ongoing cost reduction program.

  The following tables present net sales, gross profit, selling, general and administrative expenses, and earnings from operations data for the Company and each of its divisions for the three years ended December 31, 1995, 1994 and 1993:

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                       1995     1994     1993
                                                     -------- -------- --------
                                                       (Dollars in Thousands)
NET SALES:
  Aggregates........................................ $538,827 $383,155 $337,543
  Magnesia Specialties..............................  125,579  118,505  115,363
                                                     -------- -------- --------
    Total........................................... $664,406 $501,660 $452,906
GROSS PROFIT:
  Aggregates........................................ $137,704 $109,928 $ 98,353
  Magnesia Specialties..............................   29,460   29,215   22,962
                                                     -------- -------- --------
    Total........................................... $167,164 $139,143 $121,315
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
  Aggregates........................................ $ 39,617 $ 28,254 $ 26,408
  Magnesia Specialties..............................   18,121   17,028   16,243
                                                     -------- -------- --------
    Total........................................... $ 57,738 $ 45,282 $ 42,651
EARNINGS FROM OPERATIONS:
  Aggregates........................................ $ 98,087 $ 81,674 $ 71,945
  Magnesia Specialties..............................    9,478   10,213    4,450
                                                     -------- -------- --------
    Total........................................... $107,565 $ 91,887 $ 76,395

LIQUIDITY AND CAPITAL RESOURCES

  The Company's net working capital at June 30, 1996, was $165.2 million, which reflects an increase of $24.2 million over the year-end net working capital. Shareholders' equity reached $444.6 million as of the end of the second quarter of 1996, an increase of $21.0 million over total shareholders' equity at year-end 1995. The ratio of long-term debt to total capitalization was 25% at June 30, 1996, compared with 35% at year-end, which reflected the impact of the December 1995 sale of $125 million of long-term debentures. For purposes of computing the Company's debt-to-capitalization ratio at June 30, 1996, the calculation included the $24.5 million of certain intercompany amounts owed to Lockheed Martin as of that date. The primary use of the proceeds from the sale of these debentures was ultimately for the repayment of a portion of certain related party debt and the $100-million aggregate principal amount of the Company's 8 1/2% Notes. These notes matured on March 1, 1996, at which time they were paid in full upon redemption by their holders. Accordingly, the Company's debt-to-capitalization ratio dropped to 25% following repayment of the 8 1/2% Notes in March, an action which had a significant and favorable impact on the Company's capital structure. In addition to the above-stated debentures, as of June 30, 1996, $1.5 million was outstanding under the terms of a cash management agreement and $23 million was outstanding under the terms of a credit agreement, each with its majority shareholder, Lockheed Martin. As of August 1, 1996, $12 million was outstanding under the terms of these agreements.

  Net cash flow provided by operating activities during the first six months of 1996 was $26.8 million, compared with $37.6 million in the comparable period of 1995. The cash flow from operating activities for both 1995 and 1996 was principally from earnings, before deducting depreciation, depletion and amortization, offset by increased demand for working capital. Working capital increases during the first half of 1996 were principally due to an increase in accounts receivable balances due to timing and growth in aggregates demand, as well as more moderate increases in amounts due from affiliates and in certain inventory balances. The increased demand on working capital during the first half of 1995 was primarily the result of increases in inventory and accounts receivable balances, both of which were offset somewhat by increased trade accounts payable and other liabilities balances. The seasonal nature of the construction aggregates business impacts quarterly net cash provided by operating activities when compared with the year. Accordingly, full year 1995 net cash provided by operating activities was $128.6 million, compared with the $37.6 million provided by operations in the first half of 1995.

  Capital expenditures, excluding acquisitions, for the first half of 1996 were $33.4 million, compared with $34.1 million for the same period in 1995. Capital expenditures are expected to be approximately $82 million for 1996, exclusive of acquisitions. Comparable capital expenditures, were $71.6 million in 1995, $47.0 million in 1994 and $45.9 million in 1993. Capital expenditures for 1995 and 1996 include increased spending requirements for capital improvements and investments relating to the addition of the former Dravo businesses.

  The Company relies, for its liquidity requirements, upon internally generated funds, access to capital markets, and funds obtained under its cash management agreement and credit agreement, each with its majority shareholder, Lockheed Martin. Prospectively, management may choose to borrow from third-party lenders or through the Company's access to capital markets. The above-referenced credit agreement with Lockheed Martin, which includes a revolving credit provision that expires December 31, 1996, but which may be extended by mutual consent of both parties, provides for borrowings of up to $55 million. Loans outstanding under the credit agreement bear interest at a published prime interest rate or at LIBOR plus a graduated rate.

  During the latter half of 1996, management expects to establish a revolving credit facility with a syndicate of banks to replace the current credit agreements with Lockheed Martin. It should be noted, however, that the Company has not determined the specific timing of, or the method by which it may establish and access such a banking credit facility. Further, while any such borrowings may be used initially to provide necessary working capital funds, it is anticipated that the Company will repay the funds borrowed under its credit agreement with Lockheed Martin with such bank borrowings. Additionally, management may choose further access to the public debt markets through the issuance of commercial paper or other debt securities. Again, it should be noted that the Company has not determined the method or methods by which it may further access the public markets.

  With respect to the Company's ability to access the public market, it has an effective shelf registration on file with the Securities and Exchange Commission for the offering of up to $175 million of debt securities, which may be issued from time to time. The Company's ability to issue such debt securities at any time is dependent, among other things, upon market conditions. Additionally, limitations under the amended and restated credit agreement and certain other agreements in effect currently with Lockheed Martin may restrict the Company's ability to borrow funds from the public market and third-party lenders.

  Based on prior performance and current expectations, the Company's management believes that cash flows from internally generated funds and its access to capital markets are expected to continue to be sufficient to provide the capital resources necessary to fund the operating needs of its existing businesses, cover debt service requirements, and allow for payment of dividends in 1996. The Company may be required to obtain additional levels of financing in order to fund certain strategic acquisitions if any such opportunities arise. Currently, the Company's senior unsecured debt is rated "A" by Standard & Poor's and "A3" by Moody's. While Standard & Poor's continues to keep the Company's debt rating on CreditWatch--an action that was taken in March 1996 as a result of Lockheed Martin's 81% ownership of the Company--Standard & Poor's announced in July that, upon consummation of the proposed Transaction by Lockheed Martin, the Company's "A" senior debt rating will be affirmed and removed from CreditWatch. In a related July press release following the announcement of the proposed split-off transaction, Moody's confirmed the Company's "A3" senior debt rating and expects the Company's financial position and debt protection measurements to remain consistent with such rating. While management believes its credit ratings will remain at an investment-grade level, no assurance can be given that these ratings will remain at the above-mentioned levels.

  As of August 1, 1996, the Board of Directors has approved regular quarterly dividends on the Company's Common Stock totalling $0.34 a share through the first three quarters of 1996. Dividends were authorized and paid at a rate of $0.11 a share in each of the first two quarters of the year, and in July the Board of Directors declared an increase in the Company's regular quarterly dividend to $0.12 a share for the third quarter of 1996. This third quarter dividend is payable September 30, 1996, to shareholders of record as of the close of business on August 30, 1996. The Company's amended and restated credit agreement with Lockheed Martin, in effect currently, contains certain covenants that may, in certain circumstances, restrict the Company's ability to pay dividends.

  The Company may repurchase up to 2.5 million shares of its common stock under authorizations from the Company's Board of Directors for use in the Omnibus Securities Award Plan and for general corporate purposes. As of August 1, 1996, there have been 68,200 shares repurchased under these authorizations.

OTHER MATTERS

  In connection with the Transaction, the Company's Board of Directors has adopted a shareholder rights plan that will become effective, and certain terms of which will be established, upon consummation of the Transaction, at the discretion of the Executive Committee of the Board of Directors. The shareholder rights plan provides, among other things, that if any person or group of persons becomes the beneficial owner of 15% or more of the Company's Common Stock, all holders of rights issued pursuant to the plan (other than such person or group of persons and their affiliates, associates and transferees) will have the right to acquire shares of the Company's Common Stock at 50% of the then current market value.

  Also in connection with the Transaction, the Board of Directors has adopted, and has recommended that the shareholders of the Company approve at a special meeting to be called for such purpose, certain amendments to the Company's Articles of Incorporation. The proposed amendments are intended to reduce the vulnerability of the Company to an unsolicited takeover proposal, particularly one that is made at an inadequate price or does not contemplate the acquisition of all of the Company's Common Stock. The special meeting of the shareholders to approve such amendments will be held prior to the consummation of the Transaction, and Lockheed Martin, which beneficially owns 81% of the Company's Common Stock, has indicated that it intends to vote its shares in favor of such amendments. Accordingly, if Lockheed Martin votes its shares as it has indicated, the adoption of such amendment is assured.

  The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"), as of January 1, 1996. The pronouncement requires that certain long-lived assets be reviewed for impairment when circumstances indicate that the carrying amount of such assets may not be recoverable. Additionally, FAS 121 requires that certain long-lived assets held for disposition be reported at the lower of the carrying amount or fair value less any selling costs. The impact of the adoption of this pronouncement did not have a material effect on the Company's consolidated financial position or on its results of operations.

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), in 1995, which will be effective for financial statements in the current year. FAS 123 introduces a fair-value based method of accounting for stock-based compensation and encourages, but does not require, compensation expense recognition for grants of stock, stock options and other equity instruments to employees based on the new fair-value accounting rules. Companies that choose not to adopt the new rules will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). However, it should be noted that although expense recognition for employee stock-based compensation is not mandatory, FAS 123 requires companies that choose not to adopt the fair-value accounting rules to disclose pro forma net income and earnings per share under the new method. Currently, management intends to continue applying the accounting rules in APB 25 for purposes of recognizing compensation expense for stock option grants to employees of the Company and will adopt the disclosure provisions of FAS 123 as required in the fourth quarter of 1996.

  The impact of inflation on Materials' businesses has become less significant with the benefit of lower inflation rates in recent years. When the Company incurs higher costs to replace productive facilities and equipment, increased depreciation generally is countered by increased capacity and productivity, increased selling prices, and various other offsetting factors.

                            MANAGEMENT OF MATERIALS

DIRECTORS AND EXECUTIVE OFFICERS

  The executive officers and directors of Materials and their ages and positions as of August 31, 1996 are:

         NAME         POSITION                                              AGE
         ----         --------                                              ---
   Marcus C. Bennett  Chairman of the Board                                  60
   Stephen P.
    Zelnak, Jr.       President, Chief Executive Officer, Director           51
   Richard G. Adam-
    son               Director                                               63
   Bobby F. Leonard   Director                                               63
   Frank H. Menaker,
    Jr.               Director                                               56
   James M. Reed      Director                                               63
   William B. Sansom  Director                                               55
   Philip J. Sipling  Senior Vice President                                  49
   Robert R. Win-
    chester           Senior Vice President                                  59
   Bruce A. Deerson   Vice President, Secretary and General Counsel          45
   Janice K. Henry    Vice President, Chief Financial Officer and Treasurer  45
   Jonathan T. Stew-
    art               Vice President--Human Resources                        47

  Currently, the Materials Board of Directors consists of seven members. In connection with adoption of the Proposed Amendments, the Materials Board of Directors will be expanded to nine directors. The Materials Board of Directors has not yet determined the identity of the two additional directors.

BIOGRAPHIES

  Marcus C. Bennett, Chairman of the Board (since 1994) and Director (since
1993), Chairman of the Executive and Finance Committees, member of the Compensation Committee, has served as Executive Vice President and Chief Financial Officer of Lockheed Martin since July 1996. He has been a director of Lockheed Martin since March 1995. From March 1995 until July 1996 he served as Senior Vice President and Chief Financial Officer of Lockheed Martin and from 1988 until 1995 as Vice President and Chief Financial Officer of Martin Marietta Corporation. He also served as a director of Martin Marietta Corporation from 1993 to 1995. Mr. Bennett joined Martin Marietta Corporation in 1959. Mr. Bennett is also a Director of Carpenter Technologies, Inc.

  Stephen P. Zelnak, Jr., Director (since 1993), member of the Executive and Finance Committees, has served as President and Chief Executive Officer of Materials since 1993, and previously served as the President of Martin Marietta Corporation's materials group from 1992 until the formation of the Company, and of Martin Marietta Corporation's aggregates division since 1982. Mr. Zelnak also served as a Vice President of Martin Marietta Corporation from 1989 until 1994, when he resigned as an officer of Martin Marietta Corporation effective upon the completion of the Materials IPO. Mr. Zelnak joined Martin Marietta Corporation in 1981.

  Richard G. Adamson, Director (since 1994), member of the Ethics and Environmental Affairs and Audit Committees, served as Vice President, Strategic Development for Martin Marietta Corporation from April 1993 until his retirement in 1995. From 1984 until April 1993, he served as Vice President, Business Development of Martin Marietta Corporation.

  Bobby F. Leonard, Director (since 1994), Chairman of the Compensation Committee, member of the Ethics and Environmental Affairs and Equity-Related Awards Committees, served as Vice President, Human Resources, of Martin Marietta Corporation from 1981 until his retirement in March 1995. He is currently in private law practice in Maryland.

  Frank H. Menaker, Jr., Director (since 1993), Chairman of the Ethics and Environmental Affairs Committee, has served as Senior Vice President and General Counsel of Lockheed Martin since July 1996. He served as Vice President and General Counsel of Lockheed Martin from March 1995 to July 1996 and as Vice President of Martin Marietta Corporation from 1982 until 1995 and as General Counsel of Martin Marietta Corporation from 1981 until 1995.

  James M. Reed, Director (since 1994), Chairman of the Audit Committee, member of the Equity-Related Awards, Executive and Finance Committees, has served as Chief Financial Officer of Union Camp Corporation since 1977 and as Vice Chairman of the Board of Union Camp Corporation since 1993. Mr. Reed is a Director of Bush Boake Allen Inc., Savannah Foods & Industries, Inc. and The Bulgarian-American Enterprise Fund.

  William B. Sansom, Director (since 1994), Chairman of the Equity-Related Awards Committee, member of the Audit and Compensation Committees, has served as the Chairman and Chief Executive Officer of The H.T. Hackney Co. since May 1983. From 1979 to 1983, he served in Tennessee State Government, first as a Commissioner of Transportation and then as Commissioner of Finance and Administration. He has also previously served on the Board of Directors of the National Crushed Stone Association. Mr. Sansom is a Director of First Tennessee National Corporation and Astec Industries, Inc.

  Philip J. Sipling, Senior Vice President (since 1993), also serves as President of Martin Marietta Magnesia Specialties Inc., a wholly owned subsidiary of the Company. Mr. Sipling is also responsible for the management of the Central Region of the Aggregates division. Mr. Sipling joined Martin Marietta Corporation in 1985, serving as Vice President of the aggregates division from 1989 to 1993.

  Robert R. Winchester, Senior Vice President (since 1993), also serves as Executive Vice President of the Aggregates division responsible for the general management of the Mideast Region and Eastern Carolina Region and has served as Vice President Operations of the Aggregates division since 1982. Mr. Winchester joined Martin Marietta Corporation in 1960 and has held various positions in the aggregates division since that time.

  Bruce A. Deerson, Vice President, Secretary and General Counsel (since
1993), served as General Counsel to Martin Marietta Corporation's materials group from 1988 to 1993. Mr. Deerson joined Martin Marietta Corporation in 1979 and in 1981 became Assistant General Counsel of Martin Marietta Corporation with responsibility for the aggregates division.

  Janice K. Henry, Vice President, Chief Financial Officer (since 1994) and Treasurer (since 1996), served as Vice President Business Management at Martin Marietta Corporation's astronautics group from August 1992 to January 1994. Prior to that, Ms. Henry served as Secretary of Martin Marietta Corporation from 1985 to 1990 and as Director of Business Management of the Defense, Space and Communications company of Martin Marietta Astronautics from 1990 to August 1992. Ms. Henry served as Controller of Martin Marietta Corporation's materials group from 1981 to 1985. Ms. Henry joined Martin Marietta Corporation in 1974.

  Jonathan T. Stewart, Vice President, Human Resources (since 1993), served as Human Resources Vice President of Martin Marietta Corporation's materials group from 1992 to 1993, having served in similar capacities for divisions of the group from 1984 to 1992. Mr. Stewart joined Martin Marietta Corporation in 1982.

                             BUSINESS OF MATERIALS

  The Company is the United States' second largest producer of aggregates used for the construction of highways and other infrastructure projects and for commercial and residential construction, based on tons shipped. In 1995, the Company's Aggregates division shipped approximately 94 million tons of aggregates, primarily crushed stone, from more than 200 quarries and distribution yards in 19 states in the Southeast, Midwest and Central states, and in Canada and the Bahamas, generating net sales of $538.8 million. Since the Materials IPO, the Company has increased its aggregates production capacity by almost 40%, from 84 million tons in 1993 to 117 million tons in 1995, primarily as a result of the acquisition of Dravo Aggregates as well as numerous smaller acquisitions and the opening of greensites. In addition to expanding the Company's aggregates capacity and markets, the acquisition of Dravo Aggregates complemented the Company's distribution channels with an extensive river barge and ocean-going vessel distribution system and significantly expanded its presence in the nonconstruction aggregates markets, including markets for chemical and industrial applications.

  The Company, through its Magnesia Specialties division, is also one of the nation's leading producers of dolomitic lime (which is used by the Company as a raw material in its internal process as well as a fluxing agent in steel mills); magnesia-based products, including heat-resistant refractory products used in the steel industry; and magnesia-based chemical products for industrial, agricultural and environmental uses, including wastewater treatment and acid neutralization. In 1995, the division's sales were $125.6 million.

STRATEGY

  The Company's business strategy includes the following major elements:

  PURSUE DISCIPLINED GROWTH. The Company's principal long-term strategy is to identify high-return growth markets and to enter and grow in those markets through a combination of acquisitions, greensiting (the opening of new quarries), product development, superior service and capital investment in capacity increases, with the objective of being a leading producer in the markets it serves while minimizing increases in management, technical and administrative costs. Since 1986, the Company has made 24 acquisitions involving 68 quarries having a total capacity of over 48 million tons.

  The 1995 acquisition of Dravo Aggregates provided the Company the opportunity, in a single transaction, to grow its annual production capacity by more than 24 million tons. In addition, this acquisition provided the Company access to a significant barge and oceangoing vessel distribution system, opening extensive markets for the aggregates business along the Ohio and Mississippi River systems from Western Pennsylvania throughout the central and southern United States and along the Gulf of Mexico and Atlantic coasts. The Company leveraged this water-based distribution system with the acquisition of a large granite quarry located in Nova Scotia, Canada. This granite operation, when combined with the limestone quarries in Illinois, Kentucky and the Bahamas which were acquired from Dravo Corporation allows the Company to economically serve coastal and island customers with a full range of products. These two acquisitions provide more than 12 million tons annually of well-positioned, water-accessible capacity. In addition, during 1995 the Company completed four smaller acquisitions enhancing the Company's position in coastal and southern regions, specifically in the Atlanta metropolitan region, Richmond, Virginia and South Carolina.

  Many companies have chosen to exit the aggregates industry because of increased operational complexity, regulatory issues and capital requirements. The Company believes the aggregates industry will continue to consolidate and that it has the financial and management capabilities to continue to grow through acquisition.

  The acquisition of Dravo Aggregates also significantly increased the division's participation in non-construction applications for aggregates such as high-grade chemical uses, desulfurization and cement production.

  In late 1994, the Company purchased the MagneClear Division of Clearwater, Inc. ("MagneClear"). MagneClear operates a plant in Pittsburgh, Pennsylvania, which produces magnesium hydroxide slurry for environmental applications, such as acid neutralization, heavy metal removal, and acidic stack gas scrubbing. This purchase, in combination with production from Martin Marietta Magnesia Specialties' Manistee, Michigan plant, brings total production capacity for magnesium hydroxide slurry to over 100,000 tons per year for this growing market.

  Materials' growth strategy has produced economies of scale in the operation of its business and has enhanced its competitive position. Materials believes that the continued pursuit of its disciplined growth strategy will further improve these economies of scale in its businesses and is necessary to maintain or improve its competitive position. Materials has pursued, and intends to continue pursuing, a very active growth strategy, and, as a part of that strategy, it will seek to acquire companies in the aggregates business or related businesses. With the exception of the acquisition of Dravo Aggregates in January 1995, most of the Company's acquisitions have been of smaller companies. While the Company will continue to seek to acquire smaller companies that fit within its managed growth strategy, management believes that the industry trend toward consolidation has and will continue to create significant new opportunities for growth through larger acquisitions. Materials has had preliminary discussions with several larger acquisition candidates, but such discussions have not moved to a more serious level because, as a practical matter, any such acquisition would require the use of a substantial amount of Materials Common Stock as the acquisition consideration and the Company believes that the use of Materials Common Stock or the acquisition candidate's willingness to accept Materials Common Stock is unlikely so long as Lockheed Martin remains as Materials' dominant stockholder.

  Both Lockheed Martin and Materials believe that the ability of Materials to achieve its desired growth will be significantly enhanced in the event the Transaction is consummated. If the Transaction is effected, Materials intends to seek to enter into active negotiations with one or more of such larger acquisition candidates and would seek to conclude a substantial acquisition within the relatively near future. Materials does not currently have any commitments or agreements with respect to any such acquisition, and no assurance can be given that any such acquisition will be consummated on terms acceptable to the Company or, if consummated, that any such acquired business can be successfully integrated with the business operations of the Company. If any such acquisition is consummated, the use of Materials' equity securities as acquisition consideration may cause dilution to investors acquiring Materials Common Stock pursuant to the Exchange Offer.

  In addition to acquisitions, the Company maintains a consistent and disciplined approach to greensiting. The greensiting approach includes:

  . Locating sites with long-term and economically accessible mineral reserves in strategic growth corridors;

  . Focusing on good transportation access and proximity to markets to minimize the transportation component of customers' costs;

  . Minimizing initial capital expenditures through the use of third-party crushing and other services, and making major investments only when justified by market demand; and

  . Opening greensites in areas contiguous to existing operations where the Company can take advantage of operating and customer synergies.

  Over the past 10 years, the Company has opened 22 new quarries in seven states and has 14 additional sites ready to be opened as market conditions dictate. As a foundation for its growth strategy, the Company adds locations to its greensite inventory each year. The Company's planning team has developed expertise in locating (through geological studies and market analysis), acquiring, zoning, permitting, engineering and opening new quarry facilities. As barriers to entry continue to increase the time and difficulty of opening new sites, the Company believes the value of its greensites is enhanced considerably.

  The Company has an active product development program at its Magnesia Specialties division with research and development efforts being directed to applied technological development for use in its refractory and chemical products, with focus given to higher margin products. During 1995, four patents were awarded to the division for chemical applications and a new product was introduced for flame retardant and smoke suppressant applications. In addition, seven FloMag(R) magnesium-oxide products received certification from NSF International (a global leader in the development of voluntary consensus standards and product testing and certification in public health and environmental specialties) for the product's use in the treatment of drinking water. In 1996, the Company received NSF International certification of its MagneClear(R) slurry products for use in potable water treatments.

  The Magnesia Specialties division is committed to the export market. In 1995, the division's products were sold to customers in approximately 30 countries. Total international sales in this division increased 23% in 1995, representing 13% of the total sales of the Company's Magnesia Specialties division.

  Also, the Company recently announced the expansion of its Woodville, Ohio lime operation. The expansion at this facility, which is currently the largest single location producer of dolomitic lime in North America, will raise annual capacity to 850,000 tons of high quality dolomitic lime products. Phase one of this two-phased expansion program was completed in the second quarter of 1996. Depending on steel market conditions, phase two construction is planned for 1997. The Company believes that market conditions make this expansion timely. The added low cost capacity permits the Company to increase its participation in steel and related markets.

  CONTINUE TO MINIMIZE COSTS. The Company has been able to limit increases in its unit production costs and plans to continue to minimize costs through emphasis on limiting increases in overhead costs as production volume expands, modernizing and automating of production facilities and continuing attention to savings in plant and equipment and maintenance. The Company believes its size provides cost advantages by enabling it to distribute overhead costs over greater production volume. Further, the Company's financial resources have allowed it to make capital expenditures to modernize its facilities and increase productivity. The Company intends to continue to increase productivity through automation of production facilities, by the use of specialized equipment, and by continued modernization of its mobile equipment.

  In 1995, the Company made important progress in reducing costs in the Magnesia Specialties division. The Magnesia Specialties division established a gulf coast facility in Baton Rouge, Louisiana to produce refractory products using competitively priced imported magnesite. The location of this operation significantly reduces freight costs for the Company's refractory products in the southern United States and provides the economic flexibility to switch between domestic and imported magnesite. In addition, the Company negotiated a new labor agreement in the third quarter, following a strike at its Manistee, Michigan, production facility during the summer, which provides for increased job flexibility, and when combined with other changes, the Company believes will allow the Magnesia Specialties division to be more cost competitive.

  MAINTAIN A STRONG BALANCE SHEET AND CASH FLOWS TO POSITION THE COMPANY TO TAKE ADVANTAGE OF GROWTH OPPORTUNITIES. As of June 30, 1996, the Company had long-term debt of $125.7 million and stockholders' equity of $444.6 million for a debt-to-capitalization ratio of approximately 25%, which calculation includes $24.5 million of certain intercompany amounts owed to Lockheed Martin. The Company generated cash flow from operating activities of $128.6 million, $79.5 million and $90.9 million in 1995, 1994, and 1993, respectively. The Company believes that its healthy financial condition, as well as its historically strong cash flows, will provide the financial flexibility to enable it to selectively pursue growth opportunities.

OVERVIEW OF AGGREGATES INDUSTRY

 Demand Characteristics

  Of the four principal markets in which the Company participates, three are construction related--public sector, commercial and residential; the fourth market is related to chemical/environmental uses. The aggregates industry is highly dependent upon private and public sector construction spending and is sensitive to national, as well as regional and local, economic factors. Historically, these characteristics have made the construction aggregates industry cyclical. In addition, the aggregates business is seasonal, due primarily to the effect of weather conditions on construction activity in the markets served.

  Public sector spending accounted for approximately 26 percent of total construction spending for the period from 1990 through 1995, of which approximately 29 percent related to infrastructure expenditures for highways and streets. The balance of public spending related to institutional buildings, military facilities, conservation and sewer and water and sanitary systems, environmental and other purposes. Total public spending has averaged $123 billion per year through the 1990s and highway spending has averaged $36 billion per year.

  Public sector demand is principally a function of the availability of government funding and has been more stable than private sector demand. The value of public construction put in place has climbed steadily since 1989. The Intermodal Surface Transportation and Infrastructure Act of 1991 authorized a $155 billion, six-year infrastructure funding program which expires in 1997. New legislation is anticipated which will provide continued funding at or above the current levels. Construction spending associated with state and local highway programs also significantly influence the demand for aggregates. The Highway Trust Fund and a significant portion of state and local highway programs are funded from sources such as dedicated gasoline tax revenues and related user fees.

  U.S. Department of Transportation data indicate each $1 billion of highway construction spending results in the use of approximately 20 million tons of construction aggregates. Approximately half of the Company's products are used for infrastructure projects, predominantly road construction and paving.

  Over time, construction spending for commercial and residential projects has been sensitive primarily to the effects of changes in regional and local economies, as well as to fluctuations in interest rates and credit availability. Private construction spending for the commercial and residential sectors can vary in the same cyclical patterns, but more often residential construction is more quickly impacted by economic changes while commercial construction reacts more slowly based on size and lead time of projects. An example is the 1994-96 period. The advent of higher interest rates and slower economic growth in early 1995 caused residential construction activity to weaken. However, excess inventories of commercial space had been absorbed and developers responded by initiating new projects. The extended economic expansion of the early 1990s generated record corporate profits, a significant portion of which was reinvested in plant and equipment. The resulting commercial and industrial construction expenditures offset the decline in the residential sector.

  Chemical and environmental market demand fluctuates based on the specific use of product and changing government regulations.

 Supply Characteristics

  Aggregates can be found in abundant quantities throughout the United States, and there are many producers nationwide. The ability to transport materials via a water-based transportation system expands the market area for aggregates quarries. Without water access, as a general rule, the size of the market area of an aggregates quarry is limited, because of the cost of transporting processed aggregates to customers is high in relation to the value of the product itself. As a result, proximity of quarry facilities to customers is the most important factor in competition for aggregates business, and helps explain the highly fragmented nature of the aggregates industry.

  While there remains a large number of producers, the industry has experienced a significant consolidation of quarry operators. According to the U.S. Geological Survey, from 1980 to 1995, the number of companies producing crushed stone in the United States declined 14% from approximately 1,870 to approximately 1,600, even though crushed stone consumption during the period increased by 44%, and the number of sand and gravel producers declined from 4,512 to 4,250, even though sand and gravel consumption increased by 27%.

  The Company believes that several factors explain the trend toward consolidation. First, the aggregates industry has become more capital intensive, relying on specialty heavy equipment such as mobile crushers and large off-road vehicles. Second, the technical sophistication required in aggregates production has placed a premium on producers' abilities to achieve economies of scale. Efficient quarry operations require expertise in geological engineering and planning, blasting technology, design of processing facilities, computer automation technology, reclamation planning and various other technical support functions. The ability to distribute the costs of these functions over a greater number of quarry operations enhances the competitive position of larger producers.

  In addition, the difficulty and related expense of complying with environmental and other regulations make it difficult for small producers to compete effectively. In ongoing quarry operations, aggregates producers must adhere to various mining regulations, such as those requiring reclamation of depleted quarry sites, restrictions on dust and water emissions, rules on sediment and erosion control, noise limitations, wetlands protection, and safety regulations on blasting and other mining techniques. New quarry sites require, among other things, zoning changes and permits and plans regarding mining, reclamation and air and water emissions. New site approval procedures may require the preparation of archaeological, endangered species and other studies and environmental impact plans. Compliance with these regulatory requirements can add to the length of time and cost to develop a new site.

  In addition to governmental compliance issues, quarry operators may face opposition from the communities in which new quarries are to be located. Public concerns center on noise levels and blasting safety, the visual impact of a quarry on the neighboring properties, and the volume of truck traffic. To respond to these issues, producers must not only operate in a more sophisticated manner (for example, developing blasting techniques to minimize surface vibrations and noise), but also must develop an effective community communications program. Producers are often required to acquire larger tracts of property to allow for extended buffer zones between quarry operations and surrounding properties and to expend significant amounts to improve road and highway access.

  Regulatory requirements and public concerns typically add from one to two years to the time required by the Company to develop a new site, and in extreme cases may require significantly longer time. Moreover, at some locations regulatory obstacles may prevent the development of an attractive site. The Company anticipates that environmental compliance, operational and community relations issues will become more difficult in the future, enhancing the competitive advantage of larger, strongly capitalized producers, further encouraging consolidation in the industry, and making entry into the aggregates business increasingly expensive.

AGGREGATES DIVISION

  The Company's Aggregates division processes and sells granite, sandstone, limestone, shell and other aggregates products primarily for use in the construction industry, including infrastructure such as highways and bridges, and commercial and residential buildings. The Company is the United States' second largest producer of aggregates based on tons shipped. In 1995, the Company shipped approximately 94 million tons of aggregates, an increase of 32% over the previous year, to customers in 25 Southeastern, Midwestern and Central states and five foreign countries, generating net sales and earnings from operations of $538.8 million and $98.1 million, respectively. In 1995, approximately 87% of the aggregates shipped by the Company were crushed stone, primarily granite and limestone, and approximately 13% were sand and gravel. The Company has focused on the production of aggregates and has not integrated vertically into other construction materials business.

  The Company's aggregates business is concentrated principally in the Southeast, Midwest and Central states. The acquisition of Dravo Aggregates opened markets for the Company for the aggregates business along the Ohio and Mississippi River systems from western Pennsylvania throughout the central and southern United States. The newly-acquired distribution centers along the Gulf of Mexico and Atlantic coasts, as well as operating facilities in the Bahamas, together with the recently acquired Nova Scotia quarry, enhanced the Company's ability to provide cost-effective coverage of certain coastal markets from New York to Texas, as well as allowing the Company to ship product to Canada, the Caribbean and parts of South America. In 1995, the Company shipped construction aggregates from over 200 quarry and distribution locations in 19 states and Canada and the Bahamas. The following map illustrates the locations in which the Company operates aggregates quarries and the percentage of the aggregates production by the Company in each of these locations in 1995.

        PERCENTAGE OF COMPANY'S 1995 AGGREGATES PRODUCTION BY LOCATION



              [MAP OF EASTERN HALF OF UNITED STATES APPEARS HERE]



NOTE: The Company's production facilities in Pennsylvania were sold during the first quarter of 1996. Its quarry operations in Nova Scotia were acquired in late 1995.

  The Aggregates division also supplies its products to nonconstruction markets, particularly for industrial and chemical uses. The division's shipments for nonconstruction purposes increased significantly in 1995 with the acquisition of several high-calcium limestone deposits from Dravo Corporation. These deposits enable the division to serve a wide array of industrial and utility needs. Aggregates from the Company are used by utilities and industrial plants for flue gas desulphurization, by chemical companies as a neutralization agent, and by other industries that utilize acids as an integral component of processing. Significant quantities are also shipped as aglime for soil remediation. The division has targeted the nonconstruction market as an area providing opportunity for growth.

  Capacity. The Company estimates that its recoverable reserves represent an average quarry life exceeding 50 years of production assuming continuing production levels at the 1995 production rate. Since implementing an expansion strategy in 1986, the Company has almost doubled annual production capacity from 59 million tons to 117 million tons in 1995. This capacity does not include the addition of approximately 2.9 million tons of annual crushed stone production capacity acquired in connection with the Company's purchase in 1992 of a nonconsolidated 50% interest in an Iowa-based aggregates corporation, which operates 13 quarries in the Midwest. Since 1986, the Company has made 24 acquisitions which involve 68 quarries, having a total capacity of over 48 million tons. The acquisition of Dravo Aggregates in 1995 added more than 24 million tons of annual production capacity to the Company's operations. As a result of the acquisition of Dravo Aggregates and the Nova Scotia quarry, the Company has added more than 12 million tons of well-positioned, water-accessible annual capacity. Since 1986, the Company also placed 22 greensite quarries into operation, primarily in the Southeast, accounting for increased annual capacity of approximately 13 millions tons.

  The Company anticipates that further increases in capacity will come from both additional acquisitions and greensiting of new facilities, and expansion of existing quarries. The Company expects that growth in the Midwest will come largely from acquisitions. In the Southeast and Central areas, a more even mix of greensiting and acquisitions is anticipated. The Company believes that its strong balance sheet and historically strong cash flows provide it with the financial flexibility to pursue both external and internal growth opportunities.

  These increases in capacity, which are due in large part to the success of Materials' growth strategy, have produced economies of scale in the operation of Materials' aggregates businesses and have enhanced Materials' competitive position. Accordingly, the Company intends to continue pursuing its disciplined growth strategy as a means of further increasing its capacity.

  Mining Operations. The Company attempts to minimize the cost of its mining operations in various ways. Permanent production facilities are based on modular designs, which permit the Company to respond promptly to market needs with appropriately sized facilities that can later be expanded economically as markets grow. Alternatively, portions of facilities may be detached from existing facilities and moved for use at other sites. The Company frequently uses transportable crushers at quarry sites in the markets that do not warrant the construction of a permanent facility and in newer quarries, the Company frequently uses on-site independent contractors for stone crushing until growth in market demand justifies the construction of a crushing plant. The Company operates a maintenance facility in Salisbury, North Carolina, which services and rebuilds crushers and certain plant equipment. The Company relies on its servicing and maintenance program to minimize the need for additional capital expenditures for equipment replacement and to limit the need for an inventory of spare production equipment. In addition, the Company has increased automation at many of its existing production facilities with computer-controlled equipment that has improved production efficiency.

  Customers. The Company markets its aggregates products to customers in a variety of industries, including producers of asphaltic concrete, ready-mix concrete, concrete blocks, and concrete pipes; commercial, residential and public infrastructure construction contractors; and railroads. Although a substantial amount of the Company's aggregates is used in publicly funded projects, the Company typically does not contract directly with government agencies. The following chart shows the Company's estimates of aggregates use by main category of customer. See "Overview of Aggregates Industry."

                       1995 AGGREGATES DIVISION MARKETS

                           [PIE CHART APPEARS HERE]

INFRASTRUCTURE                                       48%
COMMERCIAL                                           26%
CHEMICAL, RAILROAD BALLAST & OTHER                    9%
RESIDENTIAL                                          17%


  The Company actively encourages certain of its customers, such as asphalt plant operators and ready-mixed concrete plant operators, to locate their production facilities on or near the Company's quarry sites. As of December 31, 1995, 57 customer facilities were located on the Company's quarry sites.

MAGNESIA SPECIALTIES DIVISION

  The Company's Magnesia Specialties division is a market leader in the integrated production of magnesia-based products for the steel industry and other industrial and agricultural users. In 1995, approximately 74% of the division's net sales were generated by products used in the steel industry as refractory (heat-resistant) furnace lining materials, as a flux agent in the steel production process or as a raw material for refractory bricks used in steel furnaces and vessels. Magnesia-based chemical products sold for wastewater treatment, acid neutralization and other industrial and agricultural uses primarily accounted for the remaining 26% of 1995 sales. In 1995, the division's net sales were $125.6 million, or 19%, of the Company's sales, and its earnings from operations were approximately $9.5 million, or 9% of the Company's earnings from operations.

  At the Company's Magnesia Specialties division research and development efforts are being directed to applied technological development for use in its refractory and chemical products, with focus given to higher margin products. During 1995, four patents were awarded to the division for chemical applications and a new product was introduced for flame retardant and smoke suppressant applications. In addition, seven FloMag(R) magnesium-oxide products received certification from NSF International for the product's use in the treatment of drinking water. In 1996, the Company received NSF International certification for its MagneClear(R) slurry products for use in potable water treatment.

  The Magnesia Specialties division is committed to the export market. In 1995, the division's products were sold to customers in approximately 30 countries. Total international sales increased 23% from $13 million in 1994 to $16 million in 1995. Sales of international refractory products now account for 12% of the sales of this product line, and export sales of chemical products increased by 7% over the prior year.

  In late 1994, the Company acquired MagneClear, enhancing the Company's Magnesia Specialties division's production capabilities in the growing water treatment market. This acquisition, coupled with the Company's existing capacity at Manistee, Michigan, resulted in an 85% increase in shipments from 1994 to 1995 of its products used in water treatment. Further, during 1995, the Magnesia Specialties division began selling magnesium hydroxide powder, which is used as a flame retardant.

  The division operates major facilities in Woodville, Ohio, and Manistee, Michigan, and smaller plants in River Rouge, Michigan, Bridgeport, Connecticut, Pittsburgh, Pennsylvania and Baton Rouge, Louisiana. According to the U.S. Geological Survey, based on production, the Woodville facility is the largest dolomitic lime manufacturing facility in the United States. In addition to dolomitic lime for sale to steel producers, this facility manufactures a variety of high-purity magnesium oxide chemical products and also sells crushed limestone as construction aggregates.

  The Manistee plant receives lime from the Woodville facility and combines it with magnesium-chloride-rich brine to produce a magnesium hydroxide slurry. The slurry is further refined and marketed for acid neutralization and wastewater treatment, or further processed to produce magnesium oxide refractory products and periclase grain or other magnesium-oxide chemical products. The River Rouge and Bridgeport facilities are small processing plants, which blend magnesia and alumina-based refractory products for the steel industry and fuel additives for sale to oil-burning electric utilities, respectively. The operation in Pittsburgh produces the Company's MagneClear(R) product line of stable magnesium hydroxide slurry for use in wastewater treatment and industrial applications. A similar facility will be opened in eastern Tennessee during the third quarter of 1996, further enhancing the cost competitiveness of this product to the southeastern United States. The Baton Rouge operation involves a third-party tolling arrangement to produce refractory products using competitively priced, imported magnesite. This operation significantly reduces freight costs for the Company's refractory products sold in the Southern United States and provides the economic flexibility to switch between domestic and imported magnesite. The first phase of this facility became operational in early 1995; the facility was completed in the first quarter of 1996.

COMPETITION

  Because of the impact of transportation costs on the aggregates business, competition in each of the Company's aggregates market tends to be limited to producers in proximity to the Company's production facilities. However, the Company believes that its ability to transport materials by ocean vessels and river barges as a result of the acquisition of Dravo Aggregates and the Nova Scotia acquisition has enhanced the Company's ability to compete in certain extended market areas. Although the Company experiences competition in all of its aggregates markets, it believes that it is generally a leading producer in the market areas it serves. Competition is based primarily on quarry location and price, but quality of aggregates and level of customer service are also factors.

  The Company is the second largest producer of aggregates in the United States based on tons shipped. There are over 4,000 companies in the United States that produce crushed stone, sand and gravel. The largest producer accounts for less than 6% of the total market. Certain of the Company's competitors in the aggregates industry have greater financial resources than the Company.

  The Magnesia Specialties division of the Company competes with various companies in different geographic and product markets. The Company believes that the Magnesia Specialties division is one of the largest suppliers of monolithic (unshaped) refractory products and dolomitic lime to the steel industry in the United States and one of the largest suppliers of magnesia-based chemical products to various industries. The Magnesia Specialties division has recently begun importing lower purity, natural magnesite for use in its products. The division competes principally on the basis of quality, price and technical support for its products. The Company's largest competitor for monolithic refractory sales in the basic oxygen steel furnace market is Minerals Technologies Inc. The Magnesia Specialties division also competes for sales to customers located outside the United States with sales to such customers accounting for approximately $16.0 million in sales in 1995 (representing approximately 13% of total sales of the Company's Magnesia Specialties division). Certain of the Company's competitors in the magnesia specialities industry have greater financial resources than the Company.

ENVIRONMENTAL REGULATIONS

  Materials' operations are subject to and affected by federal, state and local laws and regulations relating to the environment, health and safety and other regulatory matters. Certain of the Company's operations may from time to time involve the use of substances that are classified as toxic or hazardous substances within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Company's operations and such permits are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company's businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities will not have a material adverse effect on the Company in the future. Costs incurred by the Company in connection with environmental matters in the preceding two fiscal years were not material to the Company's operations or financial condition.

  The Company believes that its operations and facilities, both owned or leased, are in substantial compliance with applicable laws and regulations and that any noncompliance is not likely to have a material adverse effect on the Company's operations or financial condition. However, future events, such as changes in or modified interpretations of existing laws or regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of certain products or business activities, may give rise to additional compliance and other costs that could have a materially adverse effect on the Company. For additional information with respect to environmental matters, see the Materials 1995 Form 10-K and "Analysis of Financial Condition and Results of Operation"and "Note M: Contingencies" of the "Notes to Financial Statements" in the Materials 1995 Annual Report and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Note 5-Contingencies" of the "Notes to Condensed Consolidated Financial Statements" in the Materials Second Quarter 1996 Form 10-Q, which are incorporated by reference herein.

EMPLOYEES

  As of March 19, 1996, the Company had approximately 4,000 employees. Approximately 2,950 are hourly employees and approximately 1,050 are salaried employees. Included among these employees are approximately 800 hourly employees represented by labor unions. Approximately 17% of the Company's Aggregates division's hourly employees are members of a labor union, while 95% of the Magnesia Specialty division's hourly employees are represented by labor unions. The Company's principal union contracts cover employees at the Manistee, Michigan magnesia-based products plant and the Woodville, Ohio lime plant. A work stoppage that lasted approximately 9 weeks commenced in June 1995 at the Manistee plant at the expiration of the labor union contract. The strike was settled, a new four-year agreement was reached, and normal operating production levels were achieved before the end of the third quarter of 1995. Following the expiration of the Woodville labor union contract, in June 1996 the Company entered into a new four-year labor contract with the Woodville labor union. The Company considers its relations with its employees to be good.

                             PRINCIPAL STOCKHOLDER

  Prior to the Transaction, the only person who beneficially owned more than
5% of any class of Materials voting stock was Lockheed Martin. As of    ,
1996, Lockheed Martin owned beneficially and of record 37,350,000 shares of Materials Common Stock, representing approximately 81% of the outstanding Materials Common Stock. Lockheed Martin has sole voting and sole investment power with respect to these shares. Lockheed Martin is deemed to be a parent of Materials as that term is defined for purposes of the Securities Act. After the consummation of the Transaction, Lockheed Martin will no longer own any interest in Materials.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Shares of Materials Common Stock distributed to Lockheed Martin stockholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Materials under the Securities Act. Persons who may be deemed to be affiliates of Materials after the expiration of the Exchange Offer generally include individuals or entities that control, are controlled by, or are under common control with, Materials, and will include the directors and principal executive officers of Materials and also could include certain significant stockholders of Materials. Persons who are affiliates of Materials will be permitted to sell their shares of

Materials Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

                            COMPARISON OF RIGHTS OF
                 STOCKHOLDERS OF LOCKHEED MARTIN AND MATERIALS

  Upon consummation of the Offer, stockholders of Lockheed Martin who exchange their shares of Lockheed Martin Common Stock for Materials Common Stock will become shareholders of Materials. The rights of a Materials shareholder will be defined and governed by the corporate law of North Carolina, the State in which Materials is incorporated, and by the Materials Articles of Incorporation and the Materials Bylaws, rather than by the corporate law of Maryland, the State in which Lockheed Martin is incorporated, the Charter of Lockheed Martin (the "Lockheed Martin Charter") and the Bylaws of Lockheed Martin (the "Lockheed Martin Bylaws").

  Certain provisions of North Carolina law, the Materials Articles of Incorporation and the Materials Bylaws alter the rights of shareholders of Materials from those that Lockheed Martin stockholders presently have. The following is a summary of the material differences. The summary does not purport to be a complete statement of the rights of holders of shares of Materials Common Stock under applicable North Carolina law, the Materials Articles of Incorporation and the Materials Bylaws or a comprehensive comparison with the rights of the holders of shares of Lockheed Martin Common Stock under applicable Maryland law, the Lockheed Martin Charter and the Lockheed Martin Bylaws, or a complete description of the specific provisions referred to herein. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the North Carolina Business Corporation Act ("NCBCA") and the governing corporate instruments of Materials, and the Maryland General Corporation law ("MGCL") and the governing corporate instruments of Lockheed Martin, to which holders of shares of Lockheed Martin Common Stock are referred.

AMENDMENTS TO THE CHARTER

  Lockheed Martin. Except for certain specified matters, the MGCL provides that an amendment or change to a corporation's charter must be authorized by the board of directors in a resolution setting forth the amendment, declaring that it is advisable, and directing that it be submitted to the stockholders for approval. The proposed amendment must then be approved by the stockholders by an affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless a corporation's charter calls for a greater or lesser proportion of the votes (but in no event may this proportion of votes be less than a majority of all the votes entitled to be cast). The Lockheed Martin Charter reduces the vote required for amendments to the affirmative vote of a majority of all votes entitled to be cast.

  Materials. Except for certain specified matters, the NCBCA requires shareholder approval in order to amend a corporation's articles of incorporation. In order to be adopted in accordance with the NCBCA, proposed amendments must be recommended by the board prior to their submission to the shareholders (or, if the board cannot recommend the proposal as a result of a conflict of interest or other special circumstances, the board must submit the proposal with a statement of its reasons for the lack of a recommendation). The proposed amendment must then be approved at a meeting at which a quorum is present with more votes cast in favor of the amendment than are cast in opposition to the amendment, or, to the extent the amendment would give rise to dissenters' rights (as discussed below), of any voting group, by the affirmative vote of the holders of a majority of the shares of such group entitled to vote on the matter unless a greater number of shares are specified in the articles of incorporation, the NCBCA or required by the board of directors. Except for certain specified matters, the Materials Articles of Incorporation do not so specify a greater number of shares.

AMENDMENTS TO THE BYLAWS

  Lockheed Martin. The MGCL provides that after the organizational meeting of directors, the power to adopt, alter and repeal the bylaws is vested in the stockholders, except to the extent that the charter or bylaws vest this power in the board of directors. The Lockheed Martin Bylaws provide the Board of Directors shall have exclusive power, at any regular or special meeting thereof, to make and adopt new bylaws, or to amend, alter, or repeal any bylaws of Lockheed Martin, provided such revisions are not inconsistent with the Lockheed Martin Charter or statute.

  Materials. The NCBCA provides that bylaws may be adopted, amended or repealed by either the board of directors or the shareholders of a corporation. While the power of the board of directors to adopt, amend and repeal the bylaws may be limited in the articles of incorporation or in a bylaw adopted by the shareholders, neither the Materials Articles of Incorporation nor the Materials Bylaws provide for any such limitation. The board of directors may not readopt, amend or repeal any bylaw that has been adopted, amended or repealed by the shareholders unless so authorized in the articles of incorporation or a bylaw adopted by the shareholders. Special requirements apply to bylaws increasing quorum or voting requirements for directors.
NUMBER OF DIRECTORS

  Lockheed Martin. Under the MGCL, unless a corporation has fewer than three stockholders, at all times the board of directors shall consist of at least three directors. Subject to the above provision, a Maryland corporation shall have the number of directors provided in its charter until changed by the bylaws. The Lockheed Martin Charter provides that the number of directors of Lockheed Martin shall be 24, which number may increase or decrease from time to time pursuant to the Lockheed Martin Charter or the Lockheed Martin Bylaws, but which shall never be less than 12. The Lockheed Martin Bylaws provide that the number of directors shall be not less than four and not more than 25. The Lockheed Martin Board of Directors has the power to fix the number of directors. There are currently 19 members of the Lockheed Martin Board of Directors.

  Materials. Under the NCBCA, a board of directors must consist of one or more individuals, with the number specified in or fixed in accordance with the articles of incorporation or bylaws. The number of directors may from time to time increase or decrease by amendment of the articles of incorporation or, if permitted by the articles of incorporation, the bylaws, but no such decrease shall be made when the number of shares voting against the proposal for decrease would be sufficient to elect a director by cumulative voting if such shares are entitled to be voted cumulatively for the election of directors. If a board of directors has power under the articles of incorporation or bylaws to fix or change the number of directors and if the shareholders do not have the right to cumulate their votes for directors, the board may increase or decrease the number of directors, by not more than 30% during any 12 month period. The articles of incorporation or bylaws may establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors. If a variable range is established, the number of directors may be fixed or changed from time to time, within the minimum or maximum, by the shareholders or the board of directors. After shares are issued, only the shareholders may change the range of the size of the board or change from a fixed to a variable-range size board and vice versa. The Board of Directors of Materials has approved and recommended to shareholders amendments to the Materials Articles of Incorporation (the "Proposed Amendments") which, among other things, provide that the Board of Directors will consist of not less than nine nor more than eleven directors, with the number of directors within that range constituting the Board to be determined from time to time by the Board of Directors or the shareholders. The Proposed Amendments will be presented for approval at a special meeting of the shareholders of Materials (the "Special Meeting"), to be held prior to consummation of the Exchange Offer. Lockheed Martin, which will directly or indirectly hold approximately 81% of the Materials Common Stock as of the record date for the Special Meeting, has advised Materials that it will vote in favor of approval of the Proposed Amendments. Accordingly, if Lockheed Martin votes its shares as it has indicated, approval of the Proposed Amendments is assured.

  Currently, the Materials Board of Directors consists of seven members. In connection with adoption of the Proposed Amendments, the Materials Board of Directors will be expanded to nine directors. The Materials Board of Directors has not yet determined the identity of the two additional directors.
STAGGERED BOARD OF DIRECTORS


  Lockheed Martin. The MGCL provides that if the directors are divided into classes, the term of office may be stated in the bylaws, provided the term of office may not be longer than five years and the term of at least one class must expire each year. Neither the Lockheed Martin Charter nor the Lockheed Martin Bylaws divide the directors into classes with staggered terms of office.

  Materials. The NCBCA provides that if the number of directors is fixed at nine or more, the Articles of Incorporation or Bylaws adopted by the shareholders may provide for staggered terms by dividing the total number of directors into two, three or four groups, with each group containing one-half, one-third or one-quarter of the total, as near as may be. In that event, the terms of directors in the first group expire at the first annual shareholders' meeting after their election, the terms of the second group expire at the second annual shareholders' meeting after their election, the terms of the third group, if any, expire at the third annual shareholders' meeting after their election, and the terms of the fourth group, if any, expire at the fourth annual shareholder meeting after their election. At each annual shareholders' meeting held thereafter, directors shall be chosen for a term of two years, three years or four years, as the case may be, to succeed those whose terms expire. The rules of the NYSE do not permit a listed company to divide its board of directors into four such groups. The Proposed Amendments provide for three classes of directors with staggered terms of three years.

REMOVAL OF DIRECTORS

  Lockheed Martin. The MGCL provides that unless the charter of a corporation provides otherwise, the stockholders of the corporation may remove any director with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors. Unless the charter provides otherwise, if the stockholders of any class or series are entitled separately to elect one or more directors, a director elected by a class or series may not be removed without cause, except by the affirmative vote of a majority of all the votes of that class or series, and if a corporation has cumulative voting and less than the entire board of directors is to be removed, a director may not be removed without cause if the votes cast against his removal would be sufficient to elect the director if then cumulatively voted at an election of the entire board of directors or at an election of the class of directors to which he or she is a member. The Lockheed Martin Charter provides that any director or the entire Board of Directors may be removed from office as a director or directors at any time, but only for cause, by the affirmative vote at a duly called meeting of stockholders of at least 80% of the votes that the holders of the then outstanding shares of capital stock of Lockheed Martin are entitled to cast at an annual election of directors, voting together as a single class.

  Materials. The NCBCA provides that shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors can be removed only for cause. The Proposed Amendments would amend the Materials Articles of Incorporation to provide that any director may be removed at any time, but only for cause, by a vote of the holders of a majority of shares entitled to be voted. If a director is elected by a voting group of shareholders, only the shareholders of that group may participate in the vote to remove that director. A director may not be removed by the shareholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director. If any directors are so removed, new directors may be elected at the same meeting.

VACANCIES IN THE BOARD OF DIRECTORS

  Lockheed Martin. The MGCL provides that unless a corporation's charter or bylaws provide otherwise, newly created directorships resulting from an increase in the number of directors may be filled by a majority of the entire board of directors and vacancies on the board of directors that result from any other cause may be filled by a majority of the remaining directors. Vacancies on the board of directors resulting from the removal of a director by the stockholders may also be filled by the stockholders unless the stockholders of any class or series are entitled separately to elect one or more directors, in which case such stockholders may elect a successor to fill such a vacancy. The Lockheed Martin Charter provides that vacancies in the board of directors, except for vacancies resulting from an increase in the number of directors, shall be filled only by a majority vote of the remaining directors then in office, even if less than a quorum, except that vacancies resulting from removal from office by a vote of the stockholders, may be filled by the stockholders at the same meeting in which such removal occurs. The Lockheed Martin Charter further provides that vacancies resulting from an increase in the number of directors shall be filled only by a majority vote of the entire board of directors.

  Materials. The NCBCA provides that, unless the articles of incorporation provide otherwise, a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors or from the failure of the shareholders to elect the full authorized number of directors may be filled by the shareholders or the board of directors, even though the remaining directors constitute less than a quorum. The Proposed Amendments provide that vacancies on the Board of Directors, including any vacancies resulting from an increase in the number of directors, shall be filled only by a majority vote of the remaining directors then in office, though less than a quorum, except that vacancies resulting from removal from office by a vote of the shareholders may be filled by the shareholders at the same meeting at which such removal occurs. Any director elected to fill a vacancy shall hold office only until the next shareholders' meeting at which directors are elected. No decrease in the number of directors constituting the Board of Directors shall affect the tenure of any incumbent director.

SPECIAL MEETINGS OF STOCKHOLDERS

  Lockheed Martin. The MGCL provides that special meetings of the stockholders may be called by the president of the corporation, the board of directors, or any other person specified in the charter or bylaws. Special meetings may also be called by the secretary of the corporation upon the written request of the holders of 25% of the votes entitled to be cast at the meeting specifying the purpose for which the meeting is being called. Effective as of October 1, 1996, the MGCL has been amended to provide that a corporation may include in its charter or bylaws a provision that requires the written request of stockholders entitled to cast a percentage of votes greater or lesser than 25% in order to call a special meeting, provided that the percentage may not be greater than a majority of all the votes entitled to be cast at the meeting. The Lockheed Martin Bylaws give the Chairman of the Board of Directors, the President, the Board of Directors, and the Executive Committee of the Board of Directors the power to call a special meeting of the stockholders.

  Materials. The NCBCA provides that special meetings of the shareholders may be called by the board of directors or the persons authorized to call such a meeting in the articles of incorporation or bylaws. The Proposed Amendments provide the Chairman of the Board of Directors, the President, the Board of Directors, and the Executive Committee of the Board of Directors with the power to call a special meeting of the shareholders by a vote at a meeting or in writing with or without a meeting. Special meetings of the shareholders may not be called by any other person or persons.

NOTICE OF STOCKHOLDER MEETINGS

  Lockheed Martin. Under the MGCL, not less than ten days nor more than 90 days before the date of every stockholders' meeting, the secretary of the corporation shall give each stockholder entitled to vote at the meeting and each other stockholder entitled to notice of the meeting, written or printed notice stating the time and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is being called. The provision in the Lockheed Martin Bylaws regarding notice of stockholders' meetings is identical to the MGCL, except that it provides that not less than 30 days nor more than 90 days before the date of every stockholders' meeting, the secretary shall give notice of the meeting.

  Materials. Under the NCBCA, not less than ten days nor more than 60 days before the date of every shareholders' meeting, the corporation shall give each shareholder entitled to vote at the meeting notice stating the time and place of the meeting, and in the case of a special meeting, a description of the purpose or purposes for which it was called. The Materials Bylaws provide for substantially identical notice requirements.

CUMULATIVE VOTING IN CERTAIN CIRCUMSTANCES

  Lockheed Martin. Under the MGCL, the charter of a corporation may include a provision for minority representation through cumulative voting in the election of directors. The Lockheed Martin Charter provides that in the event that there shall exist a Substantial Stockholder (any person (other than Lockheed Martin or any Subsidiary or any employee benefit plan) who or which is a beneficial owner of voting stock representing 40% or more of the votes entitled to be cast by the holders of all the outstanding shares of voting stock) of Lockheed Martin and such existence shall be known or made known to Lockheed Martin in advance of a meeting of stockholders at which directors will be elected, each holder of voting stock shall be entitled, in connection with any vote taken for such election of directors, to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) such stockholder would be entitled to cast for the election of directors with respect to such stockholder's shares multiplied by the number of directors to be elected, and such stockholder may cast all of such votes for a single director or may distribute them among the number of directors to be voted for, or for any two or more of them as such stockholder may see fit. In connection with any election of directors in which stockholders are entitled to cumulative voting, the Lockheed Martin Charter provides that one or more candidates may be nominated by a majority of the Disinterested Directors (any member of the Board of Directors of Lockheed Martin who is unaffiliated with an Interested Stockholder (i.e., a stockholder that beneficially owns, directly or indirectly, 5% or more of the voting power of the outstanding voting stock of or is or was an affiliate or associate of Lockheed Martin and at any time during the two-year period prior to the date in question owned 5% or more of the voting power of the outstanding voting stock of Lockheed Martin or certain assignees of any such person) and was a member of the Board of Directors prior to the time the Interested Stockholder became an Interested Stockholder) or by any person who is the beneficial owner of shares of voting stock having an aggregate market price of $250,000 or more. Lockheed Martin's proxy statement and other communications with respect to such an election shall contain on an equal basis and at the expense of Lockheed Martin, descriptions and other statements of or with respect to all nominees for election that qualify under the procedures set forth above.

  Materials. Under the NCBCA, shareholders do not have the right to cumulate their vote for directors unless the articles of incorporation so provide. The Materials Articles of Incorporation do not contain any provision regarding cumulative voting rights.

INDEMNIFICATION AND LIMITATION OF LIABILITY

  Lockheed Martin. The MGCL contains provisions setting forth conditions under which a corporation may indemnify its directors, officers, employees and agents from any liability incurred in their activities on behalf of the corporation. The MGCL permits indemnification unless it is established that
(1) the act or omission was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty; (2) the party seeking indemnification actually received an improper personal benefit in money, property or services; or (3) in the case of criminal proceedings, the party seeking indemnification had reasonable cause to believe that the act or omission was unlawful.

  The Lockheed Martin Charter provides that the board of directors shall have the power to adopt bylaws or resolutions for the indemnification of Lockheed Martin's directors, officers, employees and agents, provided that any such bylaws or resolutions shall be consistent with applicable law. The Lockheed Martin Bylaws indemnify, to the fullest extent permitted by law, directors, officers, and employees of Lockheed Martin, as well as any person serving at the request of Lockheed Martin as a director, officer, or employee of another corporation or entity (including services with employee benefit plans) who by reason of this status or service in that capacity was, is or is threatened to be made a party, or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative; provided that Lockheed Martin shall not be required to indemnify a person in connection with any action, suit or proceeding initiated by such person, unless the action, suit or proceeding was authorized by the Board of Directors. Additionally, the Lockheed Martin Bylaws provide for the reimbursement of reasonable expenses in advance of a final disposition of the proceeding and without requiring a preliminary determination of the ultimate entitlement to indemnification under specified circumstances.

  The MGCL provides that the charter of a corporation may include a provision expanding or limiting the liability of directors or officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of the directors or officers to the corporation or its stockholders (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active or deliberate dishonesty, and was material to the cause of action adjudicated in the proceeding. The Lockheed Martin Charter provides that, to the maximum extent permitted by the MGCL, no director or officer of Lockheed Martin shall be liable to the corporation or its stockholders for money damages.

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


  Materials. The NCBCA provides that a corporation must indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any actual or threatened proceeding to which he was, or was threatened to be made, a party because he is or was a director or officer; and it also provides that a corporation may, but is not required to, indemnify a director, officer, employee, or agent who has conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, the corporation's best interests, except that such indemnification may not be granted to anybody who was held liable to the corporation in an action brought by or on behalf of the corporation, nor for any personal benefit improperly received by him. In addition to indemnification provisions described in the preceding sentence, the NCBCA allows a corporation to include in its articles of incorporation a provision limiting or eliminating the personal liability of any director for monetary damages for breach of any duty as a director, except for conduct that the director knew or believed was clearly in conflict with the corporation's best interests, or for liability for unlawful distributions under the NCBCA, or for any transaction from which the director derived an improper personal benefit; and it also allows a corporation to indemnify or agree by its articles of incorporation, bylaws, or separate agreement to indemnify any director, officer, employee, or agent against any liability or expenses, except for activities which were at the time taken known or believed by him to be clearly in conflict with the corporation's best interests.

  The Materials Articles of Incorporation provide that to the fullest extent permitted by the NCBCA, as it exists or may hereafter be amended, no person who is serving or has served as a director of Materials shall be personally liable to Materials or any of its shareholders for the monetary damages for breach of duty as a director. The Materials Bylaws indemnify directors, officers and employees of Materials both in their capacities as such and when serving at the request of Materials as directors, officers, partners, trustees, employees or agents of another corporation, partnership, joint venture, trust or other enterprise or as trustees, other fiduciaries or administrators under an employee benefit plan. Additionally, the Proposed Amendments provide for the reimbursement of expenses in advance of a final disposition of the action, suit or proceeding and without requiring a preliminary determination of the ultimate entitlement to indemnification. Such rights shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from the provision of such bylaw, including a right of indemnification under any statute, agreement or insurance policy.

VOTE REQUIRED FOR CERTAIN EXTRAORDINARY TRANSACTIONS

  Lockheed Martin. The MGCL provides that in order to effectuate a merger, consolidation, share exchange or sale of all or substantially all of a corporation's assets, the board of directors generally must adopt a resolution declaring that the merger, consolidation, share exchange or sale of all or substantially all of a corporation's assets is advisable and directing that the proposed transaction be submitted to the stockholders for approval. With certain exceptions, the affirmative vote of two-thirds of the stockholders entitled to vote on such a transaction is necessary to effectuate the transaction. The MGCL, however, permits a Maryland corporation's charter to contain a provision specifying that a greater or lesser proportion of the votes entitled to be cast on the matter may be required to approve such a transaction (but in no event may this proportion of votes be less than a majority of all the votes entitled to be cast). The Lockheed Martin Charter contains a provision lowering the two-thirds requirement to the vote of a majority of the votes entitled to be cast on the matter.

  Materials. The NCBCA requires that in order to approve a plan of merger, the board of directors must first adopt a plan of merger and must then recommend the plan of merger to the shareholders. The shareholders must then approve the plan by an affirmative vote of a majority of shares entitled to vote thereon unless a higher threshold is specified in the Materials Articles of Incorporation or Bylaws. Neither the Materials Articles of Incorporation nor Bylaws provide for a higher threshold, other than with respect to certain business combinations which are discussed below.

CONTROL SHARE ACQUISITIONS

  Lockheed Martin. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the

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

votes entitled to be cast by stockholders in the election of directors, excluding shares of stock as to which the acquiring person, officers of the corporation and directors of the corporation who are employees of the corporation are entitled to exercise or direct the exercise of the voting power of the shares in the election of directors. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares that the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of control shares, subject to certain exceptions.

  A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares.

  If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions generally applicable to the exercise of appraisal rights do not apply in the context of a control share acquisition.

  The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or excepted by the charter or the bylaws of the corporation.

  Materials. The NCBCA contains a Control Share Acquisition Act similar to that contained in the MGCL, but Materials has exercised its right under the Act to include in its Articles of Incorporation a provision opting out of the Act so that the Act does not apply to Materials.

BUSINESS COMBINATIONS

  Lockheed Martin. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation's shares, (ii) an affiliate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (in either case, an "interested stockholder"), or (iii) any affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter must be recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of its outstanding voting shares, and (b) two-thirds of the votes entitled to be cast by holders of such outstanding voting shares, other than shares held by the interested stockholder with whom the business combination is to be effected; unless, among other things, the corporation's stockholders receive a minimum price (as defined in MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. The Lockheed Martin Board of Directors has exempted any business combination with General Electric Company from its application.


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

  In addition to the MGCL requirements, the Lockheed Martin Charter also contains a provision requiring that any business combination between Lockheed Martin and a Related Person (i.e., any individual, corporation, partnership, or other person or entity which, as of the record date for the determination of stockholders entitled to notice of and to vote on the business combination or immediately prior to the consummation the business combination, together with their affiliates and associates beneficially owns ten percent or more of the outstanding shares on any class or series of voting stock of Lockheed Martin and any affiliate or associate of such individual, corporation, partnership, or other person or entity) must be approved by 80% of the outstanding shares of Voting Stock and by two-thirds of the outstanding shares of Voting Stock not owned by the Related Person. This provision does not apply to a business combination approved by a two-thirds vote of the directors in office prior to the time a Related Person becomes a Related Person (and certain other directors designated from time to time as "Continuing Directors") or if the consideration received by the stockholders other than the Related Person is not less than the highest price per share paid by the Related Person prior to the business combination and a proxy statement complying with the regulations of the Exchange Act shall have been sent to all stockholders. Under the Lockheed Martin Charter, this provision may be amended only by the same two supermajority votes required for approval of a business combination.

  The business combination statute and the control share acquisition statute could have the effect of discouraging unsolicited offers to acquire Lockheed Martin and of increasing the difficulty of consummating any such offer.

  Materials. The NCBCA contains a Shareholder Protection Act, which severely limits mergers with, and asset sales or leases to, any person that beneficially owns 20% of the corporation's voting shares without the affirmative vote of the holders of 95% of the corporation's voting shares entitled to vote on the matter, but Materials has exercised its right under the Act to include in its Articles of Incorporation a provision opting out of the Act so that the Act does not apply to Materials.

  The Materials Articles of Incorporation, as modified by the Proposed Amendments, provide that certain business combinations (including a merger or consolidation or, in certain circumstances, a sale, lease, exchange or other transfer of assets, the issuance, transfer or reclassification of equity securities, or the adoption of a plan of liquidation or dissolution) between Materials and any "interested shareholder" (defined generally as any person who beneficially owns 5% or more of the voting stock of Materials), must be approved by the holders of 80% of the outstanding voting stock of Materials and 66 2/3% of such voting stock not held by any interested shareholder, except in cases in which either (i) the interested transaction is approved by a majority of the disinterested directors of Materials (as defined in the Articles of Incorporation) or (ii) such interested shareholder has beneficially owned his shares for more than two years.

  The Materials Articles of Incorporation, as modified by the Proposed Amendments, prevent Materials from repurchasing from an "interested shareholder" shares of voting stock of Materials that have been beneficially owned for a period of less than two years unless (i) the purchase price is not greater than the fair market value of such stock on the earlier of the date of repurchase or the date on which an agreement with respect to such transaction was entered into, (ii) such transaction has been approved by the holders of a majority of the voting stock not owned by the interested shareholder, or (iii) such offer is made to the holders of all outstanding shares of the same class of voting stock to be purchased. Fair market value of the shares to be purchased is determined by reference to the last closing sale price immediately preceding the time in question on the NYSE or other principal market on which such shares are listed, or, if not listed, based on the last closing bid quotation with respect to the stock on the National Association of Securities Dealers, Inc. Automated Quotations System or, if not so quoted, as determined by the Board of Directors in good faith.

DISSENTERS' RIGHTS

  Under both the MGCL and NCBCA, holders of shares have the right, under specified circumstances, to dissent from certain corporate transactions by demanding payment in cash for their shares equal to the fair value (excluding any appreciation or depreciation that directly or indirectly results from the transaction) of such shares.


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

  Lockheed Martin. Under the MGCL, the amount to be received by the dissenters for their stock may be determined by agreement between the dissenters and the corporation or, if the corporation and the dissenters are unable to agree, the corporation or the dissenters may petition a court for an appraisal to determine the fair value of the stock. The MGCL affords dissenters' rights upon certain mergers, consolidations, share exchanges, sales of all or substantially all of the assets and amendments of the charter that alter the contract rights, as expressly set forth in the charter, of outstanding stock and substantially affect stockholders' rights (unless the right to do so is reserved by the charter of the corporation). Except in certain circumstances, the MGCL does not grant dissenters' rights to holders of stock if (i) the stock is listed on a national securities exchange or is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or (ii) the stock is that of the successor in a merger, unless the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so, or the stock is to be changed or converted in whole or in part in the merger into something other than stock in the successor, cash, scrip or other rights or interests arising from fractional shares. The Lockheed Martin Common Stock is listed on the New York Stock Exchange.

  Materials. Under the NCBCA, the amount to be received by the dissenters for their stock may be determined by agreement between the dissenters and the corporation or, if the corporation and the dissenters are unable to agree, the dissenters may petition a court for an appraisal of the fair value of the stock. This last provision differs from the provision found in the MGCL in that under the NCBCA only the dissenter has a right to petition the court for appraisal rights. Under MGCL both the corporation and the dissenter have a right to petition the court. The NCBCA affords dissenters rights upon certain mergers, share exchanges, transfers of assets or amendments of the corporation's articles of incorporation that substantially abridge certain rights of the shareholders. Unlike the MGCL, the NCBCA does not limit dissenters' rights if the corporation's stock is listed on a national exchange or is designated as a national market system security.

AUTHORIZED SHARES OF STOCK

  Lockheed Martin. The Lockheed Martin Charter provides that the total number of shares of stock of all classes which Lockheed Martin has authority to issue is 820 million shares, divided into 20 million shares of Series A Preferred Stock, $1.00 par value per share, 50 million shares of Series Preferred Stock, $1.00 par value per share, and 750 million shares of Common Stock, $1.00 par value per share. The aggregate par value of all shares of all classes is $820 million.

  Materials. The Materials Articles of Incorporation provide that the number of shares Materials is authorized to issue is 110 million, divided into 100 million Common Shares and 10 million Preferred Shares, each with a par value of $.01 per share.

SHAREHOLDER RIGHTS PLAN

  Materials. The Board of Directors of Materials has adopted a shareholder rights plan that will become effective, and certain terms of which will be established, upon consummation of the Exchange Offer or the Transaction, at the discretion of the Executive Committee of the Board of Directors. The shareholder rights plan provides, among other things, that if any person or group of persons becomes the beneficial owner of 15% or more of the Materials Common Stock, all holders of rights issued pursuant to the plan (other than such person or group of persons and their affiliates, associates and transferees) will have the right to acquire shares of Materials Common Stock at 50% of the then current market value.

     CERTAIN MATTERS RELATING TO LOCKHEED MARTIN SERIES A PREFERRED STOCK

  All of the 20 million authorized shares of Series A Preferred Stock of Lockheed Martin currently are outstanding and held by General Electric Company. The shares of Series A Preferred Stock rank senior to all classes of capital stock of Lockheed Martin, except those classes of preferred stock expressly designated as

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

ranking on a parity with the Series A Preferred Stock. The shares of Series A Preferred Stock generally are entitled to cumulative cash dividends at the rate of $.75 per quarter, are subject to redemption at the option of Lockheed Martin on or after April 2, 1998 at specified prices, are entitled to only limited voting rights, are convertible at the option of the holders into that number of fully paid and non-assessable shares of Lockheed Martin Common Stock as is determined by dividing $50 by the Conversion Price in effect at the time of conversion, and are entitled to a liquidation preference relative to the shares of Lockheed Martin Common Stock of $50 per share plus accrued and unpaid dividends.

  As of the date of this Offering Circular--Prospectus, the Conversion Price of the shares of Series A Preferred Stock is $34.5525. In accordance with the terms of the Lockheed Martin Charter, the Conversion Price is subject to adjustment upon the occurrence of certain events, including but not limited to repurchases by Lockheed Martin or any of its subsidiaries of any shares of Lockheed Martin Common Stock at a weighted average purchase price in excess of the "Average Closing Price" determined as of a specified date prior to such repurchase and noncash distributions to holders of Lockheed Martin Common Stock of assets of Lockheed Martin. Under the Lockheed Martin Charter, the "Average Closing Price" is defined as the average of the closing prices for Lockheed Martin Common Stock for the 20 consecutive trading days commencing 30 trading days before the day in question, with each day's closing sale price being the reported last sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asking prices, in either case on the NYSE.

  Depending on the relative prices of the shares of Lockheed Martin Common Stock and Materials Common Stock and the number of shares of Lockheed Martin Common Stock tendered in the Exchange Offer, the Transaction may have the effect of causing the Conversion Price to be adjusted in accordance with the anti-dilution adjustments described in the preceding paragraph. In the event
that greater than      shares of Lockheed Martin Common Stock are validly
tendered and not withdrawn on or prior to the Expiration Date, the consummation of the Exchange Offer will result in an adjustment of the Conversion Price if the Average Closing Price per share of Lockheed Martin Common Stock determined as of the earlier of the commencement of the Exchange Offer or the public announcement of the Exchange Offer is less than the value of the shares of Materials Common Stock issued in the Exchange Offer. If more
than      shares of Lockheed Martin Common Stock but less than      shares of
Lockheed Martin Common Stock are validly tendered and not withdrawn on or prior to the Expiration Date and Lockheed Martin effects a pro rata distribution of its remaining shares of Materials Common Stock to holders of record of Lockheed Martin Common Stock remaining after consummation of the Exchange Offer, the distribution of the remaining shares of Materials Common Stock in the Spin-Off also will result in an adjustment of the Conversion Price. Notwithstanding the foregoing, no adjustment to the Conversion Price is required unless the adjustment would require an increase or decrease of at least one percent in the Conversion Price; provided, however, that any adjustments that are not required to be made by reason of this de minimis adjustment provision shall be carried forward and taken into account in any subsequent adjustment.

              RELATIONSHIP BETWEEN MATERIALS AND LOCKHEED MARTIN

  Materials' relationship with Lockheed Martin is governed by agreements entered into by Materials and Martin Marietta Corporation and certain of its affiliates in connection with the incorporation of Materials, and agreements entered into in connection with the Materials IPO. In connection with a reorganization of Lockheed Martin and its subsidiaries, Lockheed Martin assumed the responsibilities of Martin Marietta Corporation and its affiliates.

  Set forth below are descriptions of certain agreements between Materials and Lockheed Martin which are currently in place.


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


THE TAX SHARING, SUPPLEMENTAL TAX SHARING AND TAX ASSURANCE AGREEMENTS

  The Company has been and will be included in Lockheed Martin's consolidated tax group until and including the day the Transaction is consummated, and therefore the taxable income (or loss) of the Company and its subsidiaries (the "Materials Consolidated Group") has been and will be included in the Lockheed Martin consolidated federal income tax return until such date. The Company and Lockheed Martin, as successor to Martin Marietta, are parties to a Tax Sharing Agreement, dated February 18, 1994, that allocates responsibility between the Company and Lockheed Martin for their respective shares of the consolidated federal income tax liability of Lockheed Martin and certain other liabilities. Pursuant to the Tax Sharing Agreement, the Company and Lockheed Martin make payments between them such that, with respect to any period, the amount of taxes paid by the Company or any refund payable to the Company is determined as though Materials filed separate federal, state and local income tax returns (including any amounts determined to be due as a result of a redetermination of the tax liability of Lockheed Martin arising from an audit or otherwise) as the common parent of an affiliated group of corporations filing a consolidated return rather than a consolidated subsidiary of Lockheed Martin.

  In anticipation of the Transaction, the Company and Lockheed Martin have entered into a Supplemental Tax Sharing Agreement and a Tax Assurance Agreement. The Supplemental Tax Sharing Agreement allocates responsibility between the Company and Lockheed Martin for certain tax liabilities (including any related liability of the Company or Lockheed Martin to stockholders of Lockheed Martin) that may result from the failure of the Transaction to qualify as a fully tax-free distribution. Pursuant to this agreement, any such liability generally shall be allocated 81% to Lockheed Martin and 19% to the Company, subject to a maximum allocation of $25 million to the Company. However, if (i) either Lockheed Martin or the Company (but not both) knowingly or willfully breaches a covenant contained in the Tax Assurance Agreement, which contains covenants relating to the parties' post-Transaction conduct which could jeopardize the qualification of the Transaction as fully tax-free (if, among other things, there is a change of law or in the ruling policy of the IRS), and the failure of the Transaction to qualify as a fully tax-free distribution would not have occurred but for such breach, the resulting liability shall be allocated solely to the breaching party. Materials would not be solely liable for the resulting liability if it first obtained an opinion of counsel (satisfactory to Lockheed Martin) to the effect that any action underlying a breach would not cause the Transaction to fail to qualify as a fully tax-free distribution. Furthermore, if either Lockheed Martin or the Company is acquired in a manner that causes the failure of the Transaction to qualify as a fully tax-free distribution under Section 355 of the Code (including the recognition of gain to Lockheed Martin on the distribution of Materials Common Stock pursuant to Section 355(d) of the Code) and the gain did not result from a breach of the Tax Assurance Agreement, the resulting liability shall be allocated solely to the corporation so acquired.

TRANSFER AGREEMENTS

  In connection with its incorporation, Materials entered into several agreements providing for the transfer to Materials of the business, assets and liabilities associated with Martin Marietta's materials group. These agreements provide that Materials, on the one hand, and Lockheed Martin, on the other hand, are required to indemnify each other for, among other things, claims or losses arising out of or relating to (i) the liabilities assumed by Materials (in the case of indemnification by Materials) and (ii) certain losses resulting from the failure of Materials to receive the same ownership interests in the assets transferred to it as was held by the transferors (in the case of indemnification by Lockheed Martin).

INTERCOMPANY LOAN AGREEMENTS

 Revolving Credit Facility

  Materials and Lockheed Martin are parties to an amended and restated credit agreement (as amended, the "Revolving Credit Facility") pursuant to which Lockheed Martin has agreed to provide, from time to time, financing of up to $55 million for general corporate purposes, including but not limited to financing the working capital needs of Materials. The Revolving Credit Facility expires December 31, 1996, unless extended by mutual agreement. There is no required prepayment or scheduled reduction of availability of loans under the Revolving Credit Facility.

  During 1996, Materials' management expects to establish a revolving credit facility with a syndicate of banks. However, Materials has not determined the timing when, or method by which, it may establish and access such a banking credit facility. Further, while any such borrowings may be used initially to provide necessary working capital funds, it is anticipated that Materials will repay the funds borrowed under the Revolving Credit Facility with such bank borrowings by December 31, 1996. Additionally, management may choose further access to the public debt markets through the issuance of commercial paper or otherwise. Materials has not determined the method or methods by which it may further access the public market.

  Loans outstanding under the Revolving Credit Facility bear interest, at Materials' option, either at (i) a rate per annum equal to the higher of the federal funds rate as announced from time to time plus 1/2 percent or the rate announced from time to time by Morgan Guaranty Trust Company of New York as its prime rate or (ii) LIBOR plus an interest rate margin based on the then current ratings on the Company's senior unsecured long-term debt (currently 1/4 percent per annum). In addition, Materials is required to pay Lockheed Martin a commitment fee equal to 1/8 percent per annum on the amount of the available but unused commitment under the Revolving Credit Facility.

  The Revolving Credit Facility sets forth certain negative and affirmative covenants binding Materials. These covenants including, without limitation,
(i) a maximum ratio of funded debt to the sum of net worth plus funded debt of 55 percent; (ii) a minimum ratio of earnings (before deduction of interest expense, income taxes, depreciation, depletion and amortization) to interest expense and preferred dividends of 4-to-1; (iii) a prohibition (subject to certain exceptions) on liens and sale-leaseback transactions; (iv) a requirement of compliance with applicable laws, including ERISA and all environmental laws; and (v) a limitation on Materials' ability to incur liabilities under employee benefit plans. The foregoing restrictions may limit Materials' ability to incur indebtedness, to pay dividends, or to otherwise achieve corporate objectives.

 Cash Advance Agreement

  Materials and Lockheed Martin have entered into an amended agreement (as amended, the "Cash Advance Agreement") pursuant to which excess cash balances of the Company will be advanced to Lockheed Martin on an overnight basis, and will bear interest at a rate per annum equal to the federal funds rate as in effect from time to time. Cash shortfalls, up to $2 million, will be funded by Lockheed Martin on an overnight basis, and will bear interest at a rate per annum equal to the federal funds rate as in effect from time to time. The Cash Advance Agreement expires on December 31, 1996, unless extended by mutual agreement of both parties.

TRANSITION AGREEMENT

  In connection with the Materials IPO, Materials and Martin Marietta entered into an intercompany services agreement (the "Services Agreement") with respect to the services to be provided to Materials by Martin Marietta. The Services Agreement contemplated that Martin Marietta (and, subsequently, Lockheed Martin as successor to Martin Marietta) would furnish to Materials a package of services in exchange for a fee based upon a specified formula.

  In connection with the Transaction, Materials and Lockheed Martin are negotiating a Transition Agreement (the "Transition Agreement") to replace the Services Agreement. It is expected that under the terms of the Transition Agreement, Materials may obtain for a limited time period certain of the services available under the Services Agreement. The Transition Agreement is expected to provide that Materials will pay Lockheed Martin a fee only for those services it actually uses. The services available to Materials under the Transition Agreement are expected to include: certain tax services; internal audit services; insurance planning and advice; employee benefit plan administration and services; treasury and cash management services; and certain other support services.

  In addition to specifying those services available to Materials subsequent to consummation of the Transaction, the Transition Agreement is expected generally to provide that Materials will obtain its own insurance commencing as of the Expiration Date and that Lockheed Martin and Materials will reimburse each other in respect of insurance claims, premiums, costs and expenses relating to their respective businesses. The Transition Agreement also is expected to provide for the continuation of certain insurance for the benefit of Materials in respect of occurrences prior to the Expiration Date and for the indemnification by Materials of Lockheed Martin in respect of guarantees and other accommodation obligations of Lockheed Martin for the direct or indirect benefit of Materials.

  Under the terms of the Transition Agreement, Lockheed Martin and Materials contemplate entering into certain agreements in respect of employee benefit plans and arrangements, including the existing pension and retirement plans available to employees of Materials and Lockheed Martin. Generally, it is contemplated that under the terms of the Transition Agreement, the assets and liabilities attributable to employees and former employees of Materials and employees and former employees of Lockheed Martin will be allocated and, to the extent required, transferred, to an appropriate Lockheed Martin or Materials employee benefit plan. Materials will establish separate savings plans to the extent necessary to accept a transfer of the assets and an assumption of the liabilities relating to its employees and former employees and has agreed to establish voluntary employee beneficiary associations to be the successors to the voluntary employee beneficiary associations currently maintained by Lockheed Martin that include former Materials employees.

  There can be no assurance that Materials and Lockheed Martin will be able to reach agreement on terms that are mutually satisfactory and, therefore, no assurance can be given that Materials and Lockheed Martin will enter into an agreement or that the terms of such agreement will be as described herein.

CORPORATE AGREEMENT

  Materials and Lockheed Martin are parties to a corporate agreement (the "Corporate Agreement") pursuant to which, among other things, (i) Materials has granted to Lockheed Martin the right, exercisable immediately prior to the issuance of any equity securities by Materials, to purchase equity securities of Materials so that Lockheed Martin can maintain its percentage ownership in Materials, (ii) under certain circumstances Materials has a right of first refusal with respect to the disposition by Lockheed Martin of shares of Materials Common Stock owned by it, (iii) Materials has granted to Lockheed Martin registration rights with respect to the Materials Common Stock held by it and (iv) the parties have provided for certain corporate governance matters, including the inclusion on the Materials Board of directors who are independent within the meaning of the NYSE rules. Materials has agreed not to exercise its right of first refusal with respect to the Transaction. Upon consummation of the Transaction, the Corporate Agreement will terminate, except that the obligations of Materials and Lockheed Martin to indemnify each other for certain liabilities in connection with the Registration Statement will continue.

OTHER

  Neither Lockheed Martin, nor any subsidiary of Lockheed Martin, nor, to Lockheed Martin's knowledge, any of Lockheed Martin's executive officers or directors or associates of any of the foregoing, has engaged in any transaction involving shares of Lockheed Martin Common Stock during the period of forty business days prior to the date hereof except for the following transactions by certain executive officers of Lockheed Martin:

                                DATE OF     NO. OF        DESCRIPTION OF
 NAME & TITLE OF OFFICER       ACTIVITY     SHARES          TRANSACTION           PRICE PER SHARE
 -----------------------    --------------- ------ ----------------------------   ----------------
 Minoru S. Araki            August 16, 1996 13,692 Open market sale of shares     12,000 @ $87.497
 Vice President of Lockheed                        acquired via stock option      1,692 @ $88.869
 Martin                                            exercise of same date
 Norman R. Augustine        July 29, 1996    5,497 Shares surrendered in          $61.875
 Vice Chairman and Chief                           payment of tax obligation on
 Executive Officer of                              restricted stock award
 Lockheed Martin
 Marcus C. Bennett          July 26 , 1996   2,462 Shares surrendered in          $81.750
 Executive Vice President                          payment of tax obligation on
 and Chief Financial                               restricted stock award
 Officer of Lockheed Martin
 James W. McAnally          July 25, 1996    1,963 Shares surrendered in          $80.625
 Vice President of Lockheed                        payment of tax obligation on
 Martin                                            restricted stock award
 Frank H. Menaker, Jr.      July 31, 1996    1,712 Shares surrendered in          $82.250
 Senior Vice President and                         payment of tax obligation on
 General Counsel of                                restricted stock award
 Lockheed Martin
 Robert E. Rulon            August 12, 1996 18,908 Open market sale of shares     $85.194
 Vice President of Lockheed                        acquired via stock option
 Martin                                            exercise of same date
 Peter B. Teets             July 25, 1996    2,995 Shares surrendered in          $80.625
 Vice President of Lockheed                        payment of tax obligation on
 Martin                                            restricted stock award
                            August 14, 1996  2,383 Shares surrendered in          $85.375
                                                   payment of tax obligation on
                                                   stock option exercise
                                                   (10,000 exercised)
                            August 15, 1996  7,617 Open market sale of shares     $86.042
                                                   acquired via stock option
                                                   exercise of August 14, 1996

  As of August 31, 1996, directors, executive officers and affiliates of Lockheed Martin owned 477,625.828 shares of Lockheed Martin Common Stock (0.239% of the outstanding shares of Lockheed Martin Common Stock) and have indicated to Lockheed Martin that they do not intend to tender their respective shares of Lockheed Martin Common Stock pursuant to the Exchange Offer.

  Certain Materials employees have stock options granted pursuant to the Martin Marietta 1984 Stock Option Plan for Key Employees (with stock appreciation rights) and Martin Marietta Corporation Amended Omnibus Securities Award Plan. Following the consummation of the Transaction, Materials will no longer qualify as an affiliate of Lockheed Martin and Lockheed Martin stock options held by Materials employees will therefore expire, in accordance with their terms, 90 days following the consummation of the Transaction. However, Lockheed Martin's management intends to recommend to the Lockheed Martin Board of Directors that the expiration period for Lockheed Martin stock options for such employees be extended from 90 days to one year following the consummation of the Transaction. Thus, if Lockheed Martin's Board of Directors accepts this recommendation, Materials employees holding vested Lockheed Martin stock options at the time of the Transaction will have one year following the consummation of the Transaction to exercise stock options granted under Lockheed Martin's plans.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the material United States federal income tax consequences relating to the Transaction. The discussion contained in this Offering Circular-Prospectus is based upon the Code, the regulations promulgated thereunder by the United States Treasury Department, and interpretations of the Code and regulations by the courts and the IRS, all as they exist and are in effect as of the date of this Offering Circular-Prospectus and all of which are subject to change at any time. Any such change, which may or may not be retroactive, could alter the tax consequences to Lockheed Martin or its stockholders as described herein.

  Section 355 of the Code permits the distribution of stock of a controlled corporation on a tax-free basis with respect to both the distributing corporation and its stockholders, provided that certain requirements are satisfied. Among these are requirements that after the distribution both the distributing corporation and the controlled corporation must be engaged in the active conduct of a qualifying trade or business, that the distribution must not be used principally as a device for the distribution of earnings and profits of the distributing corporation or the controlled corporation, and that persons who are stockholders of the distributing corporation prior to the distribution, as a group, must have a continuing ownership interest in both the distributing corporation and the controlled corporation following the distribution. In addition, regulations promulgated under Section 355 of the Code require that the distribution be motivated in whole or in substantial part by a real and substantial purpose (other than the reduction of federal income taxes) that is germane to the business of the distributing corporation, the controlled corporation or the affiliated group of corporations to which the distributing corporation belongs.

  Even if the foregoing requirements of Section 355 of the Code are satisfied, a tax to the distributing corporation would result if any person, as defined under broad attribution rules, or group of persons acting pursuant to a plan or arrangement within the meaning of Section 355(d) of the Code, holds a 50% or greater interest in either the distributing corporation's stock or the controlled corporation's stock immediately after the distribution that is (i) acquired by purchase within the five years immediately preceding the date of the distribution or (ii) received in the distribution in respect of stock of the distributing corporation acquired by purchase within the five years immediately preceding the date of the distribution.

  King & Spalding, special tax counsel to Lockheed Martin, has issued the Opinion stating its opinion that the Transaction will qualify under Section 355 of the Code and that, accordingly, the following federal income tax consequences will result from the Transaction:

    1. No gain or loss will be recognized by, and no amount will be included in the income of, the Lockheed Martin stockholders upon their receipt of shares of Materials Common Stock (including any fractional shares of Materials Common Stock distributed to the Exchange Agent) in the Transaction.

    2. For Lockheed Martin stockholders who surrender all of their Lockheed Martin Common Stock in the Exchange Offer, each such stockholder's aggregate tax basis in the Materials Common Stock (including any fractional share) received will be the same as the aggregate tax basis of the shares of Lockheed Martin Common Stock exchanged. For Lockheed Martin stockholders who do not surrender all of their Lockheed Martin Common Stock in the Exchange Offer, each such stockholder's aggregate tax basis in the Lockheed Martin Common Stock held before consummation of the Transaction will be allocated between the Lockheed Martin Common Stock and the Materials Common Stock (including any fractional share) held by such stockholder after the Transaction in proportion to their relative fair market values on the date of the Transaction.

    3. The holding period of the shares of Materials Common Stock (including any fractional share) received by a Lockheed Martin stockholder in the Transaction will include the holding period of the shares of Lockheed Martin Common Stock with respect to which the shares of Materials Common Stock were received, provided that the shares of Lockheed Martin Common Stock are held as a capital asset on the date of the Transaction.

    4. If cash is received by a Lockheed Martin stockholder as a result of the sale of a fractional share of Materials Common Stock by the Exchange Agent, such Lockheed Martin stockholder will be treated as having received such fractional share of Materials Common Stock and thereafter having sold such fractional share for the amount of cash received. Accordingly, a Lockheed Martin stockholder who receives cash in lieu of a fractional share will recognize gain or loss in an amount equal to the difference between the amount of cash received for the fractional share and the tax basis allocable to such fractional share. Such gain or loss will be a capital gain or loss if such fractional share was held by such stockholder as a capital asset on the date of the sale by the Exchange Agent.

    5. Excluding gain taken into account under the consolidated return regulations as a result of Materials' ceasing to be a member of the Lockheed Martin consolidated group, no gain or loss will be recognized by Lockheed Martin or Materials as a result of the Transaction.

  The Opinion is based upon current law which is subject to change at any time and represents the best judgment of counsel. The Opinion is not binding on the IRS, and no ruling from the IRS has been or will be requested in connection with the Transaction. The Opinion is subject to certain representations by Lockheed Martin and Materials as to the existence of numerous material facts and circumstances, as well as certain assumptions. If such representations or assumptions are incorrect or untrue in any material respect, the ability to rely on the Opinion would be jeopardized.

  Treasury Regulations promulgated under Section 355 of the Code require that each Lockheed Martin stockholder who receives Materials Common Stock pursuant to the Transaction attach a statement to the federal income tax return filed by such stockholder for the taxable year in which the Transaction is consummated, which statement shows the applicability of Section 355 of the Code to the Transaction. Lockheed Martin will provide each Lockheed Martin stockholder with the information necessary to comply with this requirement.

  On March 19, 1996, President Clinton submitted to Congress a proposed budget for 1997 that included a proposal which would amend Section 355(d) of the Code. Under the Administration's budget proposal, the distributing corporation in a distribution qualifying under Section 355 of the Code would recognize gain on the distribution of the stock of the controlled corporation if stockholders of the distributing corporation, as a group, do not retain a sufficient stock interest (generally 50%) in the distributing and controlled corporations during the four-year period commencing two years prior to the distribution. In determining whether stockholders retain a sufficient stock interest in both corporations, any acquisition or disposition that is not related to the distribution (which generally includes public trading) will be disregarded. The Administration's proposal would be effective generally for distributions occurring after the date of announcement of the proposal. However, House Ways and Means Committee Chairman Archer and Senate Finance Committee Chairman Roth have stated that the Administration's proposal would, if enacted, have an effective date not earlier than the date of appropriate committee action, which, as of the date of this Offering Circular-Prospectus, has not occurred. If enacted as proposed, such legislation could adversely affect the Transaction. Due to certain conditions of the Exchange Offer, however, the likelihood that the Administration's proposal would apply to the Transaction appears remote even if it were enacted with retroactive application.

  If the Transaction does not qualify under Section 355 of the Code, those Lockheed Martin stockholders experiencing a reduction in their percentage interest in Lockheed Martin as a result of the Exchange Offer would recognize gain or loss with respect to their shares of Lockheed Martin Common Stock surrendered in the Exchange Offer, while other Lockheed Martin stockholders would recognize dividend income in an amount equal to the fair market value of the Materials Common Stock received in the Exchange Offer. All Lockheed Martin stockholders remaining after consummation of the Exchange Offer would recognize dividend income with respect to Materials Common Stock received in the Spin-Off. Furthermore, if the Transaction does not qualify under Section 355 of the Code, Lockheed Martin will recognize gain as if the Materials Common Stock had been sold on the date of the Transaction for its then fair market value.

  THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO STOCKHOLDERS WHO RECEIVED THEIR LOCKHEED MARTIN COMMON STOCK THROUGH THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES, OR WHO ARE OTHERWISE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE. THIS SUMMARY DOES NOT ADDRESS ANY STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES. LOCKHEED MARTIN STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE TRANSACTION, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, AND FOREIGN LAWS, THE TAX BASIS AND HOLDING PERIOD CONSEQUENCES TO STOCKHOLDERS WHO OWN TWO OR MORE BLOCKS OF LOCKHEED MARTIN COMMON STOCK THAT WERE ACQUIRED AT DIFFERENT TIMES OR PRICES, AND ANY CHANGES IN FEDERAL TAX LAWS THAT OCCUR AFTER THE DATE OF THIS OFFERING CIRCULAR-PROSPECTUS.

  For a description of the agreement pursuant to which Lockheed Martin and Materials have provided for various tax matters, see "Relationship Between Materials and Lockheed Martin-Tax Sharing Agreement."

                                 LEGAL MATTERS

  Certain legal matters will be passed upon for Lockheed Martin by Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019-6092. Certain legal matters relating to Materials Common Stock being offered hereby will be passed upon for Materials by Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022 and Robinson, Bradshaw & Hinson, P.A., 101 North Tryon Street, Suite 1900, Charlotte, North Carolina 28246. Certain legal matters relating to tax implications of the Transaction will be passed upon for Lockheed Martin by King & Spalding, Suite 1100, 1730 Pennsylvania Avenue N.W., Washington, DC 20006.

                                    EXPERTS

  The consolidated financial statements of Lockheed Martin incorporated by reference in Lockheed Martin's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in this Offering Circular-Prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Materials incorporated by reference in Material's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in this Offering Circular-Prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of the Dravo Basic Materials Company, Inc. and subsidiaries incorporated by reference in this Offering Circular-Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their reports, which are incorporated herein by reference, and have been so incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting. The reports of KPMG Peat Marwick LLP refer to prescribed changes in the methods of accounting for postretirement benefits other than pensions and income taxes in 1993 and in the method of accounting for postemployment benefits in 1994.

  The consolidated balance sheets of Loral Corporation and Subsidiaries-- Retained Business as of March 31, 1996 and 1995 and the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended March 31, 1996, included in Lockheed Martin's Current Report on Form 8-K filed with the Commission on June 18, 1996, which are incorporated by reference in this Registration Statement and Offering Circular-Prospectus, have been incorporated herein by reference in reliance upon the report of Coopers & Lybrand L.L.P., independent auditors, given upon the authority of that firm as experts in accounting and auditing.

     A Letter of Transmittal, certificates for shares of Lockheed Martin Common Stock and any other required documents should be sent by each holder of Lockheed Martin Common Stock or his or her broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent as follows:


                            The Exchange Agent is:

                    FIRST CHICAGO TRUST COMPANY OF NEW YORK

              By Mail:                     By Hand or Overnight Courier:

           P.O. BOX 2569                     14 WALL STREET, 8TH FLOOR
         TENDERS & EXCHANGES                      SUITE 4680-LMC
             SUITE 4660                      NEW YORK, NEW YORK 10005
       JERSEY CITY, NEW JERSEY
            07303-2569


      Confirm Receipt of Notice of Guaranteed Delivery By Telephone:

                                (201) 222-4707

                               ----------------


- --------------------------------------------------------------------------------
 Any questions or requests for assistance or additional copies of the Offering Circular-Prospectus and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Exchange
 Offer.
- --------------------------------------------------------------------------------


               The Information Agent for the Exchange Offer is:

                              MORROW & CO., INC.

                         909 THIRD AVENUE, 20TH FLOOR
                           NEW YORK, NEW YORK 10022
                                (212) 754-8000
                           TOLL FREE (800) 566-9058

                    BANKS AND BROKERAGE FIRMS, PLEASE CALL:
                                (800) 662-5200

                 The Dealer Manager for the Exchange Offer is:

                             MORGAN STANLEY & CO.
                                 Incorporated

                                 1585 BROADWAY
                           NEW YORK, NEW YORK 10036
                                (212) 761-7486

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

  Section 55-2-02 of the NCBCA enables a corporation in its articles of incorporation to eliminate or limit, with certain exceptions, the personal liability of a director for monetary damages for breach of duty as a director. No such provision is effective to eliminate or limit a director's liability for (i) acts or omissions that the director at the time of the breach knew or believed to be clearly in conflict with the best interests of the corporation,
(ii) improper distributions described in Section 55-8-33 of the Business Corporation Act, (iii) any transaction from which the director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date the exculpatory provision became effective. The Materials Articles of Incorporation limit the personal liability of its directors to the fullest extent permitted by the NCBCA.

  Sections 55-8-50 through 55-8-58 of the NCBCA permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the bequest of such corporation as a director, officer, employee or agent of another corporation of enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith,
(ii) reasonably believed (1) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (2) that in all other cases his conduct at least was not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, had not reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

  In addition to, and notwithstanding the conditions of and limitations on indemnification described above under the statutory scheme, Section 55-8-57 of the NCBCA permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorneys' fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacitates, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. Because the Materials Bylaws provide for indemnification to the fullest extent permitted under the NCBCA, the Company may indemnify its directors, officers and employees in accordance with either the statuary or the nonstatutory standard.

  Sections 55-8-52 and 55-8-56 of the NCBCA requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful on the merits or otherwise in the defense of any proceeding to which such director or officer was, or was threatened to be made, a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Section 55-8-54 and 55-8-56.

  Additionally, Section 55-8-57 of the NCBCA authorizes a corporation to purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party. The Company's directors and officers are currently covered under directors' and officers' insurance policies maintained by Lockheed Martin, which will indemnify such persons against certain liabilities arising from acts or omissions in the discharge of their duties. Such insurance policies provide $185 million coverage for liabilities, including liabilities for alleged violation of securities laws.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  3.01   --Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.01 to the Martin Marietta Materials, Inc.
           registration statement on Form S-1 (SEC Registration No. 33-72648))
  3.02   --Bylaws of the Company, as amended (incorporated by reference to
           Exhibit 3.02 to the Martin Marietta Materials, Inc. Annual Report on
           Form 10-K for the fiscal year ended December 31, 1994)
  4.01   --Specimen Common Stock Certificate (incorporated by reference to
           Exhibit 4.01 to the Martin Marietta Materials, Inc. registration statement on Form S-1 (SEC Registration No. 33-72648))
  4.02   --Articles 2, 8, 9 and 10 of the Company's Articles of Incorporation
           (incorporated by reference to Exhibit 4.02 to the Martin Marietta
           Materials, Inc. registration statement on Form S-1 (SEC Registration
           No. 33-72648))
  4.03   --Article I of the Company's Bylaws (incorporated by reference to
           Exhibit 4.03 to the Martin Marietta Materials, Inc. Annual Report on
           Form 10-K for the fiscal year ended December 31, 1994)
  4.04   --Indenture dated as of December 1, 1995 between the Company and First
           Union National Bank of North Carolina (incorporated by reference to
           Exhibit 4(a) to the Martin Marietta Materials, Inc. registration statement on Form S-3 (SEC Registration No. 33-99082))
  4.05   --Form of the Company 7% Debentures due 2025 (incorporated by reference to Exhibit 4(a)(i) to the Martin Marietta Materials, Inc.
           registration statement on Form S-3 (SEC Registration No. 33-99082))
  5.01   --Opinion of Willkie Farr & Gallagher+
  8.01   --Opinion of King & Spalding+
 10.01   --Assumption Agreement between the Company and Martin Marietta
           Technologies, Inc. (now known as Lockheed Martin Corporation) dated as of November 12, 1993 (incorporated by reference to Exhibit 10.01 to the Martin Marietta Materials, Inc. registration statement on Form
           S-1 (SEC Registration No. 33-72648))
 10.02   --Transfer and Capitalization Agreement dated as of November 12, 1993, among Martin Marietta Technologies, Inc. (now known as Lockheed
           Martin Corporation), Martin Marietta Investments, Inc. and the
           Company (incorporated by reference to Exhibit 10.02 to the Martin
           Marietta Materials, Inc. registration statement on Form S-1 (SEC
           Registration No. 33-72648))
 10.03   --Intercompany Services Agreement between the Company and Martin
           Marietta Corporation (now known as Lockheed Martin Corporation)
           (incorporated by reference to Exhibit 10.03 to the Martin Marietta
           Materials, Inc. Form 10-Q for the quarter ended March 31, 1994)
 10.04   --Tax Sharing Agreement between the Company and Martin Marietta
           Corporation (now known as Lockheed Martin Corporation) (incorporated by reference to Exhibit 10.04 to the Martin Marietta Materials, Inc.
           Form 10-Q for the quarter ended March 31, 1994)

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.05   --Supplemental Tax Sharing Agreement, dated as of September 13, 1996, between the Company and Lockheed Martin Corporation+
 10.06   --Tax Assurance Agreement, dated as of September 13, 1996, between the
           Company and Lockheed Martin Corporation+
 10.07   --Corporate Agreement between the Company and Martin Marietta
           Corporation (now known as Lockheed Martin Corporation) (incorporated by reference to Exhibit 10.05 to the Martin Marietta Materials, Inc.
           Form 10-Q for the quarter ended March 31, 1994)
 10.08   --Cash Advance Agreement, dated as of February 17, 1994, as amended, between the Company and Martin Marietta Technologies, Inc. (now known as Lockheed Martin Corporation) (incorporated by reference to Exhibit
           10.01 to the Martin Marietta Materials, Inc. Form 10-Q for the
           quarter ended June 30, 1996)
 10.09   --Amended and Restated Credit Agreement, dated as of January 2, 1995, as amended, between the Company and Lockheed Martin Corporation
           (incorporated by reference to Exhibit 10.02 to the Martin Marietta
           Materials, Inc. Form 10-Q for the quarter ended June 30, 1996)
 10.10   --Martin Marietta Corporation (now known as Lockheed Martin
           Corporation) Amended Omnibus Securities Award Plan (incorporated by reference to Exhibit 10.13 to the Lockheed Martin Corporation's
           registration statement on Form S-4 (SEC Registration No. 33-57645))
 10.11   --Martin Marietta Corporation (now known as Lockheed Martin
           Corporation) Supplemental Excess Retirement Plan, as amended
           (incorporated by reference to Exhibit 10.15 to the Lockheed Martin
           Corporation's registration statement on Form S-4 (SEC Registration
           No. 33-57645))
 10.12   --Martin Marietta Corporation (now known as Lockheed Martin
           Corporation) 1984 Stock Option Plan for Key Employees, as amended
           (incorporated by reference to Exhibit 10.12 to the Lockheed Martin
           Corporation's registration statement on Form S-4 (SEC Registration
           No. 33-57645) and Exhibit 10(cc) to Lockheed Martin Corporation's
           Annual Report on Form 10-K for the year ended December 31, 1995)

 10.13   --Martin Marietta Materials, Inc. Long Term Performance Incentive
           Compensation Plan (incorporated by reference to Exhibit 10.18 Martin
           Marietta Materials, Inc. Form 10-Q for the quarter ended March 31,
           1994)
 10.14   --Martin Marietta Corporation (now known as Lockheed Martin
           Corporation) Restricted Stock Award Plan, as amended (incorporated by reference to Exhibit 10.16 to the Lockheed Martin Corporation's
           registration statement on Form S-4 (SEC Registration No. 33-57645))
 10.15   --Martin Marietta Corporation (now known as Lockheed Martin
           Corporation) Pension Plan for Salaried Employees, as amended
           (incorporated by reference to Exhibit 10.15 to the Martin Marietta
           Materials, Inc. Form 10-K for the fiscal year ended December 31,
           1995)
 10.16   --Martin Marietta Corporation (now known as Lockheed Martin
           Corporation) Post-Retirement Death Benefit Plan for Senior
           Executives, as amended (incorporated by reference to Exhibit 10.9 to the Lockheed Martin Corporation's registration statement on Form S-4
           (SEC Registration No. 33-57645))
 10.17   --Martin Marietta Materials, Inc. Omnibus Securities Award Plan
           (incorporated by reference to Exhibit 10.24 to the Martin Marietta
           Materials, Inc. registration statement on Form S-8 (SEC Registration
           No. 33-83516))
 10.18   --Martin Marietta Materials, Inc. Executive Incentive Plan, as amended
           (incorporated by reference to Exhibit 10.18 to the Martin Marietta
           Materials, Inc. Form 10-K for the fiscal year ended December 31,
           1995)

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.19   --Martin Marietta Materials, Inc. Incentive Stock Plan (incorporated by reference to Exhibit 10.01 to Martin Marietta Materials, Inc. Form
           10-Q for the quarter ended June 30, 1995)
 11.01   --Computation of earnings per common share for the years ended
           December 31, 1995 and 1994 (incorporated by reference to Exhibit
           11.01 to the Martin Marietta Materials, Inc. Form 10-K for the fiscal year ended December 31, 1995)
 13.01   --Martin Marietta Materials, Inc. 1995 Annual Report to Shareholders,
           portions of which are incorporated by reference in this Form S-4.
           Those portions of the 1995 Annual Report to Shareholders that are not incorporated by reference shall not be deemed to be "filed" as part of this report
 21.1    --List of subsidiaries of Martin Marietta Materials, Inc.
           (incorporated by reference to Exhibit 21.01 to the Martin Marietta
           Materials, Inc. Form 10-K for the fiscal year ended December 31,
           1995)
 23.1    --Consent of Ernst & Young LLP, Independent Auditors for Martin
           Marietta Materials, Inc. and consolidated subsidiaries+
 23.02   --Consent of Ernst & Young LLP, Independent Auditors for Lockheed
           Martin Corporation and consolidated subsidiaries+
 23.03   --Consent of KPMG Peat Marwick LLP, Independent Auditors for Dravo
           Basic Materials Company, Inc. and subsidiaries+
 23.04   --Consent of Coopers & Lybrand LLP, Independent Auditors for Loral
           Corporation and Subsidiaries--Retained Business+
 23.05   --Consent of Willkie Farr & Gallagher (contained in Exhibit 5.01)+
 23.06   --Consent of King & Spalding (contained in Exhibit 8.01)+
 24.01   --Powers of Attorney (included on signature page)
 99.01   --Letter of Transmittal+
 99.02   --Notice of Guaranteed Delivery+
 99.03   --Letter from the Dealer Manager to Brokers, Dealers, Commercial
           Banks, Trust Companies and other Nominees+
 99.04   --Letter to Clients for use by Brokers, Dealers, Commercial Banks,
           Trust Companies and other Nominees+
 99.05   --Guidelines for Certification of Taxpayer Identification Number on
           substitute Form W-9+
 99.06   --Question and Answer Letter+
 99.07   --Letter from Lockheed Martin Corporation to Stockholders+
 99.08   --Procedures for participants in Lockheed Martin's employee benefit plans+
 99.09   --Letter to unexchanged certificate holders+
 99.10   --Letter to participants in Lockheed Martin employee benefit plans from Trustees+
 99.11   --Form of Instruction card for participants in Lockheed Martin employee benefit plans+

- --------

+Filed herewith.

ITEM 22. UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person whom the prospectus is sent to given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it becomes effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN RALEIGH, NORTH CAROLINA, ON SEPTEMBER 11, 1996.

                                          Martin Marietta Materials, Inc.


                                          By:             *
                                              _________________________________
                                             MARCUS C. BENNETT CHAIRMAN OF THE
                                                           BOARD

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED BELOW ON SEPTEMBER 11, 1996.

              SIGNATURE                              TITLE
              ---------                              -----



               *                       Chairman of the Board
- -------------------------------------
          MARCUS C. BENNETT


               *                       President, Chief Executive
- -------------------------------------   Officer and Director
       STEPHEN P. ZELNAK, JR.


               *                       Vice President, Chief Financial
- -------------------------------------   Officer and Treasurer
           JANICE K. HENRY


               *                       Controller and Chief Accounting
- -------------------------------------   Officer
           EDWARD D. MILES


               *                                     Director
- -------------------------------------
         RICHARD G. ADAMSON


               *                                     Director
- -------------------------------------
          BOBBY F. LEONARD

              SIGNATURE                               TITLE
              ---------                               -----
                                                     Director
               *
- -------------------------------------
        FRANK H. MENAKER, JR.

                                                     Director
               *
- -------------------------------------
            JAMES M. REED

                                                     Director
               *
- -------------------------------------
          WILLIAM B. SANSOM

* By     /s/ Bruce A. Deerson
    ---------------------------------

          ATTORNEY-IN-FACT